Form 20-F
period 2025-12-31
Versamet Royalties Corp
filed 2026-04-30
CIK 2080073

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

For the transition period from _________ to _________________

Commission file number: N/A

VERSAMET ROYALTIES CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 3200, 733 Seymour Street

Vancouver, British Columbia V6B 0S6 Canada

(Address of principal executive offices)

Craig Rollins

Suite 3200, 733 Seymour Street

Vancouver, British Columbia V6B 0S6 Canada

778-945-3948

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	VMET	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 93,411,746 as of December 31, 2025

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ¨☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ¨☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Unless otherwise stated or the context requires otherwise, references in this Annual Report on Form 20-F (the “Annual Report”) to the “Company”, “Versamet”, “we”, “us” or “our” refer to Versamet Royalties Corporation and its subsidiaries on a consolidated basis.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in United States dollars but certain amounts in this Annual Report, including but not limited to the prices of securities, are presented in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in United States dollars, references to “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars.

Refer to the audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report for disclosure of matters in response to changes in significant accounting policies inclusive of future pronouncements and measurement assumptions, subsequent events, related party transactions, financial instruments and material changes in estimates and accounting methods.

On September 12, 2025 we completed a consolidation, or a reverse stock split, of our issued and outstanding common shares on the basis of one (1) new common share for five (5) old common shares. Unless otherwise stated as “Pre-Split”, the share and per share information in the rest of this Annual Report reflect such consolidation or reverse stock split.

TECHNICAL AND THIRD-PARTY INFORMATION

The disclosure contained herein respecting the projects underlying our royalty and other interests has been prepared in accordance with the exemption set forth in Items 1303(a)(3) and 1304(a)(2) of subpart 1300 of Regulation S-K (“SK1300”), in the U.S., and where applicable, Section 9.2 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), in Canada, and is based on information publicly disclosed by the owners and operators of such properties.

As a holder of royalties, streams or similar interests, we have limited, if any, access to properties underlying the royalties or streams included in our asset portfolio. Additionally, we may from time to time receive operating information from the owners and operators of the properties, which we are not permitted to disclose to the public. We are dependent on the operators of the properties to provide information to us or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which we hold interests and generally will have limited or no ability to independently verify such information. Although we do not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

We are relying on the exemption for royalty companies set forth Section 1302(b)(3)(ii) of SK1300, which provides that a stream, royalty or similar company is not required to file a technical report summary with the Securities and Exchange Commission (“SEC”) with respect to an underlying property where either (a) obtaining the information would result in an unreasonable burden or expense, or (b) the technical report summary has been requested from the applicable owner, operator or other person possessing the technical report summary, who is not affiliated with the registrant, and who denied the request. The summary and individual mineral property disclosures contained herein are also provided in accordance with Sections 1303(a)(3) and 1304(a)(2) of SK1300, respectively, which provide that a registrant with a stream, royalty or other similar right may omit certain information required by the summary and individual property disclosure requirements if the registrant specifies the information to which it lacks access, explains the reason it lacks the required information and provides all required information that it does possess or which it can acquire without incurring an unreasonable burden or expense.

Based on relevant factors, we consider our interest in the Eskay Creek Mine, Kiaka Mine and Greenstone Mine (each as defined herein) to be our only mineral projects on properties material to us for the purposes of SK1300. Information included in this Annual Report with respect to the Eskay Creek Mine, Kiaka Mine and Greenstone Mine has been prepared in accordance with the exemption set forth in Sections 1303(a)(3) and 1304(a)(2) of SK1300. We will continue to assess the materiality of our assets as new assets are acquired or move into production.

As of December 31, 2025, we had capitalized mineral property interests of approximately $402 million, of which approximately $141 million (or 35%) related to the material properties for the purposes of SK1300 with the remaining approximately $261 million attributable to other mineral property interests. Our determination of material mineral properties for the purposes of SK1300 emphasizes expected current and near-term royalty and streaming cash flows and asset value contribution, together with qualitative considerations such as development stage, expected timing and duration of cash flows and strategic significance, rather than historical capitalized cost alone.

For purposes of compliance with SK1300 under U.S. securities laws, we consider our interests in the Eskay Creek Mine, Kiaka Mine and Greenstone Mine (each as defined herein) to constitute our mineral projects on properties material to us under SK1300 and NI 43-101.

Our agreements governing our royalty, streaming, or similar interests generally do not require the operators to prepare technical report summaries or permit us the access and information sufficient to prepare our own technical report summaries under SK1300. See “Item 4. Information on the Company - D. Property, Plants and Equipment”.

The scientific and technical information contained herein relating to our royalty, streaming, and similar interests has been reviewed and approved by Diego Airo, P.Eng., and Executive Vice President, Project Evaluation of Versamet and a qualified person as such term is defined under NI 43-101 and SK1300.

We obtained certain statistical data, market data and other industry data and forecasts used or incorporated by reference into this Annual Report from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and do not make any representation as to the accuracy of the information.

All websites referred to herein are inactive textual references only, meaning that the information contained on such websites is not incorporated by reference herein and you should not consider information contained on such websites as part of this document unless expressly specified herein.

Cross-Jurisdictional Disclosure Considerations

As a Canadian issuer, we are subject to Canadian securities laws, including NI 43-101, which contain different definitions, thresholds and interpretive guidance regarding materiality of mineral properties. Investors should read this Annual Report in the context of the regulatory framework under which it has been prepared.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this Annual Report may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”).

Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our business, financial position, business strategy, growth plans, the reorganization of our corporate structure and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Annual Report. In addition to the forward-looking information set out in the sections above, forward-looking information in this Annual Report includes statements relating to:

●	related business objectives;
●	agreements to be entered into with third parties;
●	expectations regarding industry trends, commodity prices, overall market growth rates and our growth rates and growth plans, strategies and opportunities;
●	our business plans and strategies;
●	our portfolio of assets;
●	global and local changes in economic and market conditions;
●	mine life of our royalties, streams or other interests;
●	the timing and amount of estimated future production from our assets;
●	statements with respect to Mineral Resources and Mineral Reserves in respect of our assets;
●	cash flow projections in respect of the Eskay Creek Mine, Kiaka Mine and Greenstone Mine (each as defined herein);
●	funding and the commercial terms of the Upsized Credit Facility, the Upsized RCF and the Second Amended Upsized Credit Facility (as defined herein);
●	our estimated future cash flows;
●	expectations regarding compensation levels and plans for directors and executive officers; and
●	expectations with respect to future revenues and financial performance.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Annual Report including, without limitation, assumptions about:

●	our estimates of near, medium and long-term commodity prices;
●	for the properties in respect of which we hold an interest, the operation continues as a going concern;

●	the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, including with respect to Mineral Resources, Mineral Reserves, construction timelines, production estimates and other related matters, as applicable;
●	that each counterparty will satisfy its obligations in accordance with the contract to which it is a party with Versamet, and that each such contract will be enforceable in accordance with its terms;
●	no adverse development relating to any property in respect of which we hold an interest;
●	that the Eskay Creek Mine, Kiaka Mine and Greenstone Mine (as defined herein) included in our asset portfolio will continue operations as described in this Annual Report;
●	that projects not yet in production or in development included in our asset portfolio will be developed, transitioned into production or development and successfully achieve production and commercial ramp-up, in each case, in accordance with our expectations;
●	the absence of an outbreak or escalation of infectious diseases or other similar health threats that could result in the suspension, shutdown or delay of the operations in the properties in which we hold an interest;
●	no material changes will occur with respect to our existing and anticipated tax treatment; and
●	the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause our actual plans, intentions, activities, results, performance or achievements to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation:

●	limited operating history and uncertainty of future revenues;
●	changes in commodity prices will affect the revenues generated from our portfolio and our profitability;
●	we have no or limited control over the operation of the properties in respect of which we hold an interest and the operators’ failure to perform or decision to cease or suspend operations will affect our revenues;
●	the Eskay Creek Mine, Kiaka Mine and Greenstone Mine are considered material properties to us under U.S. disclosure requirements and Canadian securities laws. If any of the properties considered material were to experience adverse developments, it could affect the revenue derived from such assets;
●	increased competition for royalties, streams and other interests could adversely affect our ability to acquire additional interests in mineral properties;
●	our major shareholders can exert significant influence over our company and may have interests that differ from other shareholders;
●	some of the properties in respect of which we hold an interest may never achieve commercial production, and we may lose our entire investment;
●	risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business, financial condition and results of operations;
●	sales of assets in respect of which we hold an interest may result in a new operator and any failure of such operator to perform could affect our revenues;
●	we may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined;
●	we have limited access to data and disclosure regarding the operation of properties in respect of which we hold an interest, which affects our ability to assess and predict the performance of such interests;

●	we depend on the operators for the calculation of certain payments, and it may not be possible to detect errors in payment calculations;
●	we are dependent on the payment or delivery by the owners and operators of the properties in respect of which we have an interest, and any delay in or failure of such payments affects the revenues generated by the asset portfolio;
●	global financial conditions may destabilize;
●	royalties, streams and other interests may not be honored by operators of a project;
●	not all of our interests are secured, our security interests, if any, may be subordinated, and security interests may be difficult to enforce;
●	our profitability, results of operations and financial condition are subject to variations in foreign exchange rates;
●	operators of mines may not be able to replace depleted Mineral Reserves and Mineral Resources, which would reduce our revenue from royalties or other interests;
●	we can provide no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be on terms acceptable to us;
●	we may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business;
●	certain of our directors serve in similar positions with other public companies, which could put them in a conflict position from time to time;
●	changes in or in the interpretation of tax legislation or accounting rules could affect our profitability;
●	we have a history of losses and we may be unable to achieve profitability;
●	risks associated with identifying and remediating material weaknesses in internal control over financial reporting, including potential impacts on financial reporting, compliance and fraud prevention;
●	our operations depend on information systems that may be vulnerable to cyber security threats;
●	we may be exposed to artificial intelligence (“AI”) risks that could adversely affect our business, results of operations and financial condition;
●	we may be exposed to counterparty and liquidity risk, and any delay or failure of counterparties to make payments could affect our revenues;
●	some of the agreements governing our interests contain terms that reduce the revenue generated from those interests upon the achievement of certain milestones;
●	we may enter into acquisitions or other transactions at any time, which may be material, may involve the issuance of Versamet securities or the incurrence of indebtedness and will be subject to transaction-specific risks;
●	if we expand our business beyond the acquisition of streams, royalties or other similar interests, we may face new challenges and risks which could affect our profitability, results of operations and financial condition;
●	we may be subject to reputational damage;
●	we may be unable to repay indebtedness and comply with our obligations under the Second Amended Upsized Credit Facility (as defined herein);
●	we are indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which we hold an interest;
●	production at mines and projects in respect of which we hold royalty, stream or other interests is dependent on operators’ employees;

●	Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates;
●	production forecasts may not prove to be accurate;
●	the exploration and development of mineral resource properties is inherently dangerous and subject to risks beyond our control;
●	defects in title to properties underlying our interests may result in a loss of entitlement by the operator and a loss of our interest;
●	future litigation affecting the properties in respect of which we hold an interest could have an adverse effect on us;
●	defects or disputes relating to our interests could have an adverse effect on us;
●	the operations in respect of which we hold an interest require various property rights, permits and licenses to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties;
●	we are exposed to risks related to the construction, development, expansion, and/or exploration in relation to the mines, projects and properties in respect of which it holds an interest;
●	the operations in respect of which we hold an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce our revenues;
●	additional costs may be incurred by mineral property operators as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions, which could reduce our revenues;
●	certain operators are subject to risks relating to foreign jurisdictions and developing economies which could negatively impact us;
●	Burkina Faso, which is where the Kiaka Mine is located, is subject to foreign and developing economic risk;
●	risks related potential increased government ownership of the Kiaka Mine;
●	changes in government free carry positions could materially affect our interests in certain projects;
●	changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties underlying our interests;
●	we are subject to risks related to certain operations in developing economies;
●	anti-corruption and bribery laws could subject us to liability and require it to incur additional costs;
●	we may become a party to litigation;
●	adequate infrastructure may not be available to develop the properties in respect of which we hold an interest, which could inhibit operations at such properties;
●	claims and protests of indigenous people may disrupt or delay activities of the owners/operators of our interests;
●	certain operators depend on international trade and other conditions in key export markets for their products;
●	changes in U.S. laws and policies regulating international trade;
●	investors may lose their entire investment;
●	an active, liquid and orderly trading market for our common shares (each, a “Common Share”) may not develop, and you may not be able to resell your Common Shares;
●	the market price of our Common Shares may be volatile, which could result in substantial losses for investors purchasing our Common Shares;
●	future sales or issuance of debt or equity securities;

●	we will incur increased expenses as a result of listing on Nasdaq;
●	our ability to pay dividends will be dependent on our financial condition;
●	if securities or industry analysts do not publish research or publish unfavourable research about our business, our Common Share price and trading volume could decline;
●	risks related to Toronto Stock Exchange (“TSX”) and Nasdaq listings;
●	U.S. shareholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers;
●	risks related to our status as a “foreign private issuer”;
●	we may seek exemptions from certain requirements of the Nasdaq that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval;
●	risks related to our status as an “emerging growth company”; and
●	we may be, or may become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any year, which may result in certain adverse tax consequences for U.S. Holders of the Common Shares.

Although we have attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See Item 3.D, “Risk Factors” for a discussion of certain factors investors should carefully consider.

We caution that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this Annual Report and we disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

A.Directors and Senior Officers

Not applicable.

B.Advisers

Not applicable.

C.Auditors

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

A.Offer Statistics

Not applicable.

B.Method and Expected Timetable

Not applicable.

ITEM 3: KEY INFORMATION

A.Selected Financial Data

Reserved.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

The following risks, as well as risks currently unknown to us, could adversely affect our current or future business, properties, operations, results, cash flows, financial condition and prospects and could cause future results, cash flows, financial condition, prospects, events or circumstances to differ materially from those currently expected, including the estimates and projections contained in this Annual Report. Investors should carefully consider the risks described below and elsewhere in this Annual Report. The risks described below and elsewhere in this Annual Report do not purport to be an exhaustive summary of the risks affecting us and additional risks and uncertainties not currently known to us or not currently perceived as being material may have an adverse effect on us.

Risks Related to Our Business and Industry

Limited Operating History and Uncertainty of Future Revenues

We have a limited operating history and, accordingly, potential investors will have a limited basis on which to evaluate our ability to achieve our business objectives. Our future success is dependent on management’s ability to implement its strategy. Although management is optimistic about our prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved and there is no certainty that we will successfully make profitable acquisition of royalties, streams or other interests. In particular, our future growth and prospects will depend on our ability to expand our operations and gain additional revenue streams whilst at the same time maintaining effective cost controls. Any failure to expand is likely to have a material adverse effect on our business, financial condition and results of operations.

Changes in commodity prices will affect our revenues generated from our portfolio and our profitability

The revenue derived by us from our asset portfolio will be significantly affected by changes in the price of the commodities underlying the royalties, streams and other interests. Commodity prices, including those to which we are exposed, fluctuate on a daily basis and are affected by numerous factors beyond our control, including levels of supply and demand, industrial investment levels, inflation and the level of interest rates, the strength of the US dollar and geopolitical events, including armed conflicts and regional hostilities in the Middle East, which may increase volatility in financial and commodity markets and disrupt energy markets, shipping corridors and global supply chains. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

Future material price declines may result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, despite our commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We have no or limited control over the operation of the properties in respect of which we hold a royalty, stream or other interest and the operators’ failure to perform or decision to cease or suspend operations will affect our revenues

We are not directly involved in the operation of mines. The revenue derived from our asset portfolio is primarily based on production by third-party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of Versamet on the relevant properties may not always be aligned. As an example, it will usually be in our interest to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to royalty, stream or other interests. Our inability to control the operations for the properties in respect of which we have a royalty, stream or other interest may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. In addition, the owners or operators may take action contrary to our policies or objectives, be unable or unwilling to fulfill their obligations under their contracts with us, have difficulty obtaining or be unable to obtain the financing necessary to advance projects or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with us.

At any time, any of the operators of the properties in respect of which we hold a royalty, stream or other interest or their successors may decide to suspend or discontinue operations. We may not be entitled to any material compensation if any of the properties in respect of which it holds a royalty, stream or other interest shuts down or discontinues their operations on a temporary or permanent basis.

In addition, an operators’ failure to perform or decision to cease or suspend operations may have a negative impact on the value of our royalty and other interests and result in us having to record an impairment in future sets of financial statements with respect to these royalty and other interests. Such impairments may reduce the net income and comprehensive net income for the period in question.

The Eskay Creek Mine, Kiaka Mine and Greenstone Mine are material to Versamet for the purposes of SK1300. Other assets and properties may become material to us from time to time and any adverse development related to any such assets will affect the revenue derived from such assets.

For purposes of compliance with SK1300 and NI 43-101, the Eskay Creek Mine, Kiaka Mine and Greenstone Mine are considered material properties to Versamet. The identification of additional properties as material in this Annual Report reflects the application of SK1300 disclosure requirements and does not necessarily reflect the relative economic contribution or strategic significance of such properties under other regulatory frameworks.

The Eskay Creek Gold Stream, Greenstone Gold Interest (as defined below) and the NSR on the Kiaka Mine are currently the only mineral properties that we consider material to Versamet for purposes of applicable SK1300 and 43-101 disclosure requirements. As new assets are acquired or move into production, the materiality of each of our assets will be reassessed based on the facts and circumstances at that time.

Any adverse development affecting the financial capability of the operators, the development or operation of, production from, or recoverability of Mineral Reserves from the Eskay Creek Mine, Kiaka Mine and Greenstone Mine (as defined herein), or from any other mineral property that is material to us from time to time under applicable disclosure standards, including, without limitation, unusual or unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, equipment failures, fires, tailings dam failures, flooding or other conditions involved in the removal and processing of material, any of which could result in damage to or destruction of mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel or secure supply agreements on commercially reasonable terms, may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Any adverse decision made by the owners and operators of the Eskay Creek Mine, Kiaka Mine and Greenstone Mine (as defined herein) or any other mineral property that is material to us from time to time under applicable disclosure standards, including, for example, alterations to development or mine plans or production schedules, may impact the timing and amount of revenue that we receive and may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Increased competition for royalties, streams and other interests could adversely affect our ability to acquire additional or new royalties, streams and other interests in mineral properties

Many companies are engaged in the search for and the acquisition of investments including royalties, streams and other interests, and there is a limited supply of desirable mineral interests. The mineral exploration and mining businesses are competitive in all phases. Many companies are engaged in the acquisition of mineral interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. We may be at a competitive disadvantage in acquiring those interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that we will be able to compete successfully against other companies in acquiring new royalties, streams or other interests. In addition, we may be unable to acquire royalties, streams or other interests at acceptable valuations which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Our major shareholders can exert significant influence over our company and may have interests that differ from other shareholders

To our knowledge and based on public filings, as of April 30, 2026, B2Gold, Tether, Equinox and Lundin (as they are defined herein) own approximately 60% of our outstanding Common Shares. As a result, these shareholders, acting individually or together, are able to significantly influence, and in some cases determine, the outcome of matters requiring shareholder approval, including the appointment and removal of directors, amendments to our charter documents, the approval of mergers, acquisitions or dispositions, issuances of equity, and other corporate transactions. This concentration of ownership may delay, defer or prevent a change of control that other shareholders may view as beneficial and may also discourage potential acquirers from making an offer. In addition, these shareholders’ interests may conflict with the interests of our other shareholders, and they may vote their shares in a manner that advances their own interests and not necessarily those of other shareholders.

Some of the properties in respect of which we hold an interest may never achieve commercial production, and we may lose our entire investment

Some of the projects or properties in respect of which we hold an interest are in the construction, development, expansion or exploration stage. There can be no assurance that construction, development, expansion or exploration will be completed on a timely basis or at all. If such properties do not reach commercial production, we will not be able to secure repayment of any upfront deposit paid to the counterparty under the terms of the applicable contract, which may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

In addition, due to the early-stage or development nature of certain of the properties in respect of which we hold an interest, the owners or operators of some of such properties have experienced financial difficulties and, in some cases, required covenant waivers pursuant to their credit and other financing documents. To the extent that any of the owners or operators of properties in respect of which we hold a royalty, stream or other interest default under their credit and other financing documents, this could delay or inhibit operations at the relevant properties, which may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. Although we undertake a due diligence process for every investment, mining exploration and development are subject to many risks and it is possible that the value realized by us be less than the original investment.

We face risks related to health epidemics and pandemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business, financial condition and results of operations

We face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business, financial condition and results of operations. There can be no assurance that our personnel will not be impacted by these pandemic diseases and ultimately see our workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks. Such future developments include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of our operations to operate as intended due to a shortage of skilled employees, shortages or disruptions in supply chains, inability of employees to access sufficient healthcare, significant social upheavals and government or regulatory actions.

Sale of assets in respect of which we hold an interest may result in a new operator and any failure of such operator to perform could affect our revenues

The owners or operators of the projects or mines in respect of which we hold an interest may from time to time announce transactions, including the sale or transfer of the projects or mines or of the operator itself, over which we have little or no control. If such transactions are completed it may result in a new operator controlling the project or mine, who may or may not operate the project or mine in a similar manner to the current operator which may positively or negatively impact us. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on us may be difficult or impossible to predict.

We may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where we hold royalties, streams or other interests.

If mineable deposits are discovered, substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funding required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, we intend to hold only royalty, stream or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funding to advance the project.

We have limited access to data and disclosure regarding the operation of properties in respect of which we hold interests, which will affect our ability to assess and predict the performance of our royalties, streams or other interests

As a holder of royalty, stream or other interests, we generally have limited access to data on the operations or to the actual properties themselves. Accordingly, we must rely on the accuracy and timeliness of the public disclosure and other information we receive from the owners and operators of the properties in respect of which we hold royalty, stream or other interests. We use such information, including production estimates, in our analyses, forecasts and assessments relating to our own business. If such information contains material inaccuracies or omissions, our ability to assess and accurately forecast performance or achieve our stated objectives may be materially impaired. In addition, some royalty, stream or other interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the royalties, streams or other interests and, as such, we may not be in a position to publicly disclose such information with respect to certain royalty, stream or other interests. The limited access to data and disclosure regarding the operations of the properties in respect of which we hold an interest may restrict our ability to enhance our performance which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We depend on our operators for the calculation of certain payments, and it may not be possible to detect errors in payment calculations

Payments and deliveries to Versamet for royalties, streams or other interests are calculated by the operators of the relevant properties based on the reported production. Each operator’s calculations are subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain contracts for royalties, streams or other interests require the operators to provide us with production and operating information that may, depending on the completeness and accuracy of such information, enable us to detect errors in such calculations. We do not, however, have the contractual right to receive production information for all of our royalties, streams and other interests. As a result, our ability to detect payment errors in respect of royalties, streams or other interests through our monitoring program of our interests and our associated internal controls and procedures is limited, and the possibility exists that we will need to make retroactive revenue adjustments in respect of royalties or streams. Some of our contracts for royalties, streams or other interests provide the right to audit the operational calculations and production data for the associated payments and deliveries in respect of such royalties, streams and other interests; however, such audits may occur many months following our recognition of the revenue in respect of the royalties, streams or other interests and may require us to adjust our revenue in later periods.

We are dependent on the payment or delivery by the owners and operators of the properties in respect of which we have a royalty, stream or other interest, and any delay in or failure of such payments will affect the revenues generated by the asset portfolio

We are dependent to a large extent upon the financial viability of owners and operators of the relevant properties in respect of which we hold royalties, streams or other interests. Payments and deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such payments or deliveries. Payments and deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Our rights to payment or delivery for royalties, streams or other interests must, in some cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits our ability to collect outstanding payments or deliveries in respect of such royalties, streams or other interests upon a default. Additionally, some contracts may provide limited recourse in particular circumstances which may further inhibit our ability to recover or obtain equitable relief in the event of a default under such contracts. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that we should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue; there is also a possibility that a creditor or the owner or operator may claim that the royalty, stream or other interest contract should be terminated in the insolvency proceeding. Alternatively, in order to preserve our interest in a royalty, stream or other interests in the context of an insolvency or similar proceeding, we may be required to make additional investments in, or provide funding to, owners or operators, which would increase our exposure to the relevant interest and counterparty risk. Failure to receive payments or deliveries from the owners and operators of the relevant properties or termination of our rights may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Global financial conditions may destabilize

Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact our ability, or the ability of the owners or operators of the properties in respect of which we hold royalties, streams or other interests obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event of increased levels of volatility or a rapid destabilization of global economic conditions, our profitability, results of operations and financial condition and the trading price of our securities could be adversely affected.

Royalties, streams and other interests may not be honored by operators of a project

Royalties, streams and other interests in respect of natural resource properties are largely contractual in nature. Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties, streams and other interests do not abide by their contractual obligations, we would be forced to take legal action to enforce our contractual rights. Such legal action may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to us, may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Not all of our royalties, streams and other interests are secured, our security interests, if any, may be subordinated, and security interests may be difficult to enforce

Although certain of our royalties, streams and other interests are secured, certain are unsecured. In a default, liquidation or realization situation, any of our unsecured interests will be satisfied pro rata with all other unsecured claims after all secured claims, property claims and prior ranking claims are satisfied in full. Absent a security interest, our likely potential recourse against a defaulting property owner or mining operator is for breach of the applicable contract which will result in an unsecured damages claim for which, recovery is remote and time-consuming. In the event that a mining operator or property owner has insufficient funds to pay its liabilities and obligations as they become due, it is possible that other liabilities and obligations will be satisfied prior to the liabilities and obligations owed to us.

Even valid security interests which are held by us may be (i) subordinated, (ii) unenforceable, (iii) difficult to enforce or (iv) subject to attack by other creditors or stakeholders. If our security is subordinated, we may be prohibited from enforcing our security, even if a default has occurred, until steps are undertaken by senior creditors or until otherwise permitted under the applicable subordination agreement. Also, any recovery or distribution in respect of our subordinated obligations may be postponed until senior creditors are indefeasibly paid in full. Even if we are permitted to enforce our security interests, if any, the security may be difficult to enforce because of the nature of the security and issues out of our control, including court orders, restricted access and jurisdiction. We may be unwilling to exercise any rights that we may have if we could become exposed to environmental or other liabilities, such as, successor employer or as a mortgagee-in-possession, by virtue of exercising such rights. Other creditors and stakeholders of the mining operator or property owner of the mining operator or property owner may attack our security interests, royalty and streaming rights and other rights under applicable insolvency, preference or reviewable transaction legislation. If such creditors are successful, the remedies may include unwinding or voiding our interests. If we are unable to enforce our security interests, there may be a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

In addition to the issues relating to enforcing our security, there is no assurance that we will be able to effectively enforce any guarantees, indemnities or other interests, even if they exist. Should an insolvency proceeding or other similar event related to a mining operator or property owner be commenced (whether by it or its creditors), there will likely be a court ordered stay of proceedings that may prevent us from enforcing our security, royalty and streaming rights and other rights. In an insolvency proceeding, a property owner or mining operator may not perform its obligations under a royalty, stream or other agreements with us, it or its creditors may seek to unilaterally terminate, disclaim or resiliate agreements with us, they may seek to sell or vest the property to another party free and clear of our royalty, stream or other obligations or seek other relief with respect to our interests. Any sale or transfer of property in such insolvency proceeding may also be affected by court order notwithstanding any transfer restrictions, options, rights of first refusal or other rights contained in the agreements with us or others. Further, in insolvency proceedings, any security or other interest held by us will likely be primed and further subordinated by court ordered charges or other court ordered relief, including for interim financing.

Also, insolvency proceedings in the mining industry are generally complex and lengthy, the outcome of which may be uncertain and may result in a material adverse effect on our profitability, results of operations and financial condition. In such proceeding, property owners may sell or convey the property free and clear of any obligations owed to us.

In addition, because some of the properties in respect of which we hold royalties, streams and other interests are owned and operated by foreign entities in foreign jurisdictions, our security interests, royalty and streaming rights and other rights may be subject to political interference, as well as, real and personal property, enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in Canada, and may prevent us from enforcing our security, royalty and streaming rights and other rights as anticipated. Further, there can be no assurance that any judgments or orders obtained in Canadian courts will be enforceable in those jurisdictions. If we are unable to enforce our security interests, royalty and streaming rights and other rights, there may be a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Our profitability, results of operations and financial condition are subject to variations in foreign exchange rates

Certain of our activities and offices are located in Canada and the costs associated with these activities are largely denominated in Canadian dollars. However, certain of our royalties, streams and other interests are denominated in US dollars and, as a result, are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on our profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and we may suffer losses due to adverse foreign currency rate fluctuations.

Operators of mines may not be able to replace depleted Mineral Reserves and Mineral Resources, which would reduce our revenue from royalties, streams or other interests

The revenue generated by Versamet is principally based on the exploitation of Mineral Reserves on assets underlying our royalties, streams and other interests. With respect to these assets, their corresponding Mineral Resources and Mineral Reserves are continually being depleted through extraction and the long-term viability of our asset portfolio depends on the replacement of Mineral Reserves through new producing assets and increases in Mineral Reserves on existing producing assets. As mines in respect of which we have royalties, streams and other interests mature, it can expect overall declines in production over the years unless operators are able to replace Mineral Reserves that are mined through mine expansion or successful new exploration. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on properties underlying the asset portfolio or that discoveries will be located on properties covered by the relevant royalty, stream or other interest. Even in those cases where a significant mineral deposit is identified and covered by the royalty, stream or other interest, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit covered by the royalty, stream or other interest, no assurance can be given that new Mineral Reserves will be identified to replace or increase the amount of Mineral Reserves currently in the asset portfolio. This includes Mineral Resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability by operators to add additional Mineral Reserves or to replace existing Mineral Reserves through either the development of existing Mineral Resources or the acquisition of new mineral producing assets, in each case covered by a royalty, stream or other interests, may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We can provide no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be on terms acceptable to us

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be on terms acceptable to us. Failure to obtain such additional financing could impede our funding obligations, or result in delay or postponement of further business activities which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

If additional funds are raised through further issuances of equity or debt securities, existing shareholders (including prospective investors) could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt and/or equity issuances, which may temporarily increase our debt levels above industry standards and/or further dilute shareholders significantly. Any debt financing secured in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business

We are dependent upon the continued availability and commitment of our key management personnel, whose contributions to immediate and future operations of Versamet are of significant importance. The loss of any such key management personnel could negatively affect business operations. From time to time, we may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. In addition, we frequently retain third party specialized technical personnel to assess and execute on opportunities. These individuals may have conflicts of interest or scheduling conflicts, which may delay or inhibit our ability to employ such individuals’ expertise. The number of persons skilled in the acquisition, exploration and development of royalties, streams and other interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance that we will be able to recruit and retain such personnel. If we are not successful in recruiting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material adverse impact on our profitability, results of operations and financial condition and the trading price of our securities. We do not intend to maintain “key man” insurance for any members of our management.

Certain of our directors serve in similar positions with other public companies, which could put them in a conflict position from time to time

Certain of our directors also serve as directors or officers of, or have shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which we participate, or in transactions or ventures in which we may seek to participate, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such conflicts of the directors and officers may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Changes in or in the interpretation of tax legislation or accounting rules could affect our profitability

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Burkina Faso, Mexico, Brazil, Peru, Namibia, Sweden and Australia or any of the countries in which our assets or relevant contracting parties or underlying properties are located could result in some or all of our profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in our profits being subject to additional taxation or which could otherwise have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams and other interests held by us less attractive to counterparties. Such changes could adversely affect our ability to acquire new assets or make future investments.

We have a history of losses and we may be unable to achieve profitability

Although in the year ended December 31, 2025 we earned total comprehensive income of $20,577,000, we have in previous periods incurred a total comprehensive loss. We incurred a total comprehensive loss of $2,253,619 for the year ended December 31, 2024, a total comprehensive loss of $3,053,841 for the year ended December 31, 2023. At December 31, 2024, we had a deficit of $7,966,644. At December 31, 2025, we had retained earnings of $12,365,000.

In preparing our financial statements, we may identify material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud

In connection with the preparation of our financial statements, material weaknesses may be identified in our internal control over financial reporting (including certain previous unremedied material weaknesses). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified may relate to, among other things: (i) the consolidation process of acquisitions; and (ii) the design and operation of our accounting and financial reporting closing functions, in which required policies and procedures may not be adequately designed or were not operating effectively at period end, resulting in adjustments to our audited consolidated financial statements during the course of the audit. Each material weakness may result in a misstatement of one or more account balances or disclosures that would result in a material misstatement of our audited financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

Our operations depend on information systems that may be vulnerable to cyber security threats

Our operations depend, in part, on our information technology (“IT”) systems, networks, equipment and software and the security of these systems. We depend on various IT systems to process and record financial and technical data, administer our contracts with our counterparties and communicate with employees and third-parties. These IT systems, and those of our third-party service providers and vendors and the counterparties under our contracts for royalties, streams and other interests may be vulnerable to an increasing number of continually evolving cyber security risks. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns. Any such breach or compromise may go undetected for an extended period of time.

A significant breach of our IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and our efforts to address these problems may not be successful. The significance of any cyber-security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on our results of operations and financial condition and the trading price of our securities.

We may be exposed to AI risks that could adversely affect our business, results of operations and financial condition

Increasingly, companies are leveraging AI across their operations and business activities. Failure to effectively integrate AI tools into our business could result in an inability to strengthen and preserve our competitive positioning relative to industry peers. Further, navigating continually evolving legal and regulatory requirements associated with implementing AI tools may require significant resources to help ensure compliance with applicable laws.

Alongside the potential benefits of AI tools and technology come risks, including the potential exposure of the Company’s proprietary or confidential information to unauthorized recipients, the misuse of the Company’s or third-party intellectual property, the exposure or misuse of personal information and allegations or claims against the Company related to violation of third-party intellectual property rights. As AI systems make decisions based on data and models, they can inherit or amplify bias or raise concerns about fairness or ethical use. In addition, AI models may not be sufficiently transparent in order to allow users to evaluate the accuracy or appropriateness of the output, which could result in inaccurate responses that could lead to errors in the Company’s decision-making or other business activities. Additionally, others may use AI to increase the frequency and severity of cybersecurity attacks against the Company, its employees, consultants and partners. These risks could have a negative impact on the Company’s business, operating results and financial condition.

We may be exposed to counterparty and liquidity risk, and any delay or failure of counterparties to make payments could affect our revenues

We may be exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold our cash and metals credit inventory, (ii) through our stream, royalty and other similar interest counterparties, (iii) through other companies that have payables due to us, (iv) through our insurance providers and (v) through our lenders. We may also be exposed to liquidity risks in meeting our operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans, other credit facilities or equity financing in the future or to obtain them on terms favorable to us.

Some of the agreements governing our interests contain terms that reduce the revenue generated from those interests upon the achievement of certain milestones

Revenue from some of our interests decreases after certain milestones are achieved. As a result, past production and revenue related to these interests may not be indicative of future results.

We may enter into acquisitions or other royalty or streaming transactions at any time, which may be material, may involve the issuance of Versamet securities or the incurrence of indebtedness and will be subject to transaction-specific risks

We continuously review opportunities to acquire existing streams, royalties and other similar interests, in order to create new streaming, royalty or other arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold streams, royalties or other similar interests in respect of mineral properties. At any given time, we may have various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to us and may involve the issuance of securities by us or the incurrence of indebtedness to fund any such acquisition. In addition, any such transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the integration of any acquired business with Versamet’s existing business, the project operators or the jurisdictions in which assets may be acquired or underlying properties located. In addition, we may consider opportunities to restructure royalties or stream arrangements where we believe such a restructuring may provide a long-term benefit to us, even if such restructuring may reduce near-term revenues or result in us incurring transaction related costs. We may also be unable to achieve any such anticipated long-term benefits of such restructurings. We may be unsuccessful in completing acquisitions and other additional transactions on terms favorable to us, or at all, or in realizing the anticipated growth opportunities and synergies from integrating any acquired business, and our failure to do so may have a material adverse effect on our future results of operations and growth prospects.

If we expand our business beyond the acquisition of streams, royalties or other similar interests, we may face new challenges and risks which could affect our profitability, results of operations and financial condition

Our operations and expertise have been focused on the acquisition and management of streams, royalties and other similar interests. While it is not our current intention, we may in the future pursue acquisitions outside this area. The expansion of our activities into new areas would present challenges and risks that we have not faced in the past. The failure to manage these challenges and risks successfully may result in a material adverse effect on our profitability, results of operations and financial condition.

We may be subject to reputational damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity, whether true or not. While we do not ultimately have direct control over how we are perceived by others, reputational loss could have a material adverse impact on the trading price of our securities.

We may be unable to repay indebtedness and comply with our obligations under the Second Amended Upsized Credit Facility and Term Loan

We may from time to time have amounts outstanding under our credit facilities with BMO and NBF (as defined herein) (the “Credit Facility”), which may be significant. As at the date of this Annual Report our Credit Facility is comprised of a revolving credit facility and a term loan. The total availability under our revolving credit facility is $250 million, of which $235 million is currently drawn as at the date of this Annual Report; the undrawn balance may be used for general corporate purposes or to fund the acquisition of royalties and the funding of precious metals streams. These acquisitions may result in significant drawings, and we would be required to use a portion of our cash flow to service principal and interest on the debt, which would limit the cash flow available for other business opportunities. The Company has $150 million outstanding on the term loan (the “Term Loan”) which is to be repaid in gradually increasing quarterly installments; the next payment to be made on June 30, 2026 for $10 million, with the final instalment payment expected to be made on March 31, 2028 for $40 million. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. We may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The terms of our Credit Facility and Term Loan require us to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, our ability to incur further indebtedness if doing so would cause us to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. These covenants also limit our ability to amend our stream, royalty and other similar interest contracts without the consent of the lenders. We can provide no assurances that in the future, we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Mining Operations

We are indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which it holds a royalty, stream or other interests

To the extent that they relate to the production of minerals from, or the continued operation of, the properties in respect of which we hold a royalty, stream or other interests, we will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Production at mines and projects in respect of which we hold royalty, stream or other interests is dependent on operators’ employees

Production from the properties in respect of which we hold an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on our business and financial condition.

Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The Mineral Reserves and Mineral Resources on properties underlying our royalties, stream or other interests are estimates only, and no assurance can be given that the estimated Mineral Reserves and Mineral Resources are accurate or that the indicated level of minerals will be produced. Mineral Reserve and Mineral Resources for our royalty, stream or other interests are prepared by the operators of the underlying properties. We do not participate in the preparation or verification of such estimates (or the reports in which they are presented) and we have not independently assessed or verified the accuracy of such estimates. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable Mineral Reserves on properties underlying our royalties, streams or other interests unprofitable to develop at a particular site or sites for periods of time or may render Mineral Reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause Mineral Reserves to be reduced or not extracted. Estimated Mineral Reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. While these risks exist for all of our assets, they are heightened in the case of interests in properties which have not yet commenced production.

Mineral Resources in particular must be considered with caution. Mineral Resources for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such Mineral Resources may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, Mineral Resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the Mineral Resources on properties underlying our royalties, streams or other interests constitute or will be converted into Mineral Reserves.

Any of the foregoing factors may require operators to reduce their Mineral Reserves and Mineral Resources, which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Production forecasts may not prove to be accurate

We prepare estimates and forecasts of future attributable production from the properties in respect of which we hold royalties, streams or other interests and rely on public disclosure and other information we receive from the owners, operators and independent experts of such properties to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate such properties as well as those who review and assess the geological and engineering information. These production estimates and forecasts are based on existing mine plans and other assumptions with respect to such properties which change from time to time, and over which we have no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to determine production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the availability of materials and equipment including reagents and fuel, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and forecasts will be achieved. Actual attributable production may vary from our estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; lower than expected mill feed grades; operating factors; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the properties in respect of which Versamet holds royalties, streams or other interests, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling or material removal challenges, power failures or a failure of a key production component such as a hoist, a filter press or a grinding mill; and unexpected labor shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in our failure to realize the benefits of our production forecasts anticipated from time to time. If our production forecasts prove to be incorrect, it may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

The exploration and development of mineral resource properties is inherently dangerous and subject to risks beyond our control

Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labor disputes, increases in the cost of labor, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavorable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal from the company’s Mineral Resources or expected Mineral Reserves, (iii) result in a write down or write-off of the carrying value of one or more mineral projects, (iv) cause delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third-party facilities necessary to the company’s operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties or the revocation or suspension of licenses; (viii) result in the loss of insurance coverage or (ix) result in the loss of social license to operate. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the properties in respect of which we hold a royalty, stream or other interest and have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities, especially as such risks relate to our material properties.

Defects in title to properties underlying our royalty, stream or other interests may result in a loss of entitlement by the operator and a loss of our interest

A defect in the chain of title to any of the properties underlying one of our royalties or, streams or necessary for the anticipated development or operation of a particular project to which a royalty, stream or other interest relates may arise to defeat or impair the claim of the operator to a property which could in turn result in a loss of our interest in respect of that property. In addition, claims by third parties or aboriginal groups in Canada, the United States, Brazil, Mexico, Ethiopia, Côte d’Ivoire, South Africa, Burkina Faso, Columbia, Namibia, Peru, Nicaragua, Sweden, Australia and Mongolia and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of our royalties, streams or other interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties, streams or other interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty, stream or other interests in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties, streams or other interests held by us in land registries or mining recorders offices, such registrations may not necessarily provide any protection to us. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in respect of which we have a royalty, stream or other interest and may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Future litigation affecting the properties in respect of which we hold royalty, stream or other interests could have an adverse effect on Versamet

Potential litigation may arise on a property on which we hold a royalty, stream or other interest (for example, litigation between joint venture partners or between operators and original property owners or neighboring property owners). As a holder of such interests, we will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) or the expropriation or loss of rights to a property could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Moreover, the courts in some of the jurisdictions in which we have a royalty, stream or other interests may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Accordingly, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on our financial condition and results of operations.

Defects or disputes relating to our royalties, streams or other interests could have an adverse effect on Versamet

Defects in or disputes relating to the royalty, stream or other interests we hold or acquire may prevent us from realizing the anticipated benefits from these interests. Material changes could also occur that may adversely affect management’s estimate of the carrying value of our royalty, stream or other interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty, stream or other interests we acquire, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mineral property and to the documents reflecting the royalty, stream or other interest. The discovery of any defects in, or any disputes in respect of, our royalty, stream or other interests, could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

The operations in respect of which we hold a royalty, stream or other interests require various property rights, permits and licenses to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labor standards, reclamation obligations, heritage, historic and archaeological matters and other matters. The owners and operators of the properties in respect of which we hold a royalty, stream or other interest require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue that we derive from our royalties, streams and other interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by us. There can be no guarantee that the owners or operators of those properties in respect of which we hold a royalty, stream or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or in fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We are exposed to risks related to the construction, development, expansion, and/or exploration in relation to the mines, projects and properties in respect of which it holds a royalty, stream or other interest

Many of the projects or properties in respect of which we hold an interest in are in the construction, development, expansion, and/or exploration stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, currency exchange rates, labor shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in respect of which we hold an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce our revenues

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Any breach of environmental legislation by owners or operators of properties underlying our asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty, stream or other interest, which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Additional costs may be incurred by mineral property operators as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions, which could reduce our revenues

We acknowledge climate change as an international and community concern. In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, we expect this may result in increased costs at some of the properties underlying our royalties, streams or other interests, which could have a material impact on the viability of the properties and impair the revenue derived from the applicable royalty, stream or other interest, which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Certain operators are subject to risks relating to foreign jurisdictions and developing economies, which could negatively impact Versamet

Some of our royalty, stream or other interests relate to properties outside of the United States and Canada, including Brazil, Mexico, Ethiopia, Côte d’Ivoire, South Africa, Burkina Faso, Columbia, Peru, Namibia, Nicaragua, Sweden, Australia and Mongolia. In addition, future investments may expose us to new jurisdictions. The ownership, development and operation of properties, mines and projects in foreign jurisdictions by their owners are subject to the risks normally associated with conducting business in foreign jurisdictions. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which we hold royalty, stream or other interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. If any of these events were to occur, this may result in a write down or write-off of the carrying value of one or more of our assets, which could have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities. In addition, in the event of a dispute arising from foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

We apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into contracts for royalty, stream or other interests. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty, stream or other interest, engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable contract contains appropriate protections, representations, warranties and, in each case as we deem necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that we will be able to identify or mitigate all risks relating to holding royalties, streams or other interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on our profitability, results of operation and financial condition and the trading price of our securities.

Burkina Faso, which is where the Kiaka Mine is located, is subject to such foreign and developing economic risk

The Kiaka Mine in Burkina Faso is subject to the risks associated in operating in a foreign country. These risks may include economic, social or political instability or change, hyperinflation, currency non-convertibility or instability and changes of law affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, mine safety, labor relations as well as government control over mineral properties or government regulations that require the employment of local staff or contractors or require other benefits to be provided to local residents.

Burkina Faso has had a short democratic history with a series of elections, constitutions and coups. A new constitution was adopted by Burkina Faso in 1991. However, the possibility that the government may adopt substantially different policies cannot be ruled out.

WAF may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Any future material adverse changes in government policies or legislation in Burkina Faso that affect foreign ownership, mineral exploration, development or mining activities, may affect the viability and profitability of the Kiaka Mine.

In addition, the legal system operating in Burkina Faso may be less developed than more established countries, which may result in risks such as:

●	political difficulties in obtaining effective legal redress in the courts whether in respect of a breach of law or regulation, or in an ownership dispute;
●	a higher degree of discretion on the part of governmental agencies;
●	the lack of political or administrative guidance on implementing applicable rules and regulations including, in particular, as regards local taxation and property rights;
●	inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or
●	relative inexperience of the judiciary and court in such matters.

The commitment to local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, license application or other legal arrangements will not be adversely affected by the actions of the government authorities or others, and the effectiveness of and enforcement of such arrangements cannot be assured.

Risks Relating to Potential Increased Government Ownership of the Kiaka Mine

On April 16, 2026, the government of Burkina Faso published Decree No. 2026-0287/PF/PRIM/MEF/MEMC authorizing Société de Participation Minière du Burkina Faso (“SOPAMIB”) to acquire an additional 25% equity interest in Kiaka SA, the subsidiary that owns the Kiaka Mine, for consideration of 70 billion CFA francs, or approximately A$175 million. WAF has announced that it intends to work cooperatively with the government of Burkina Faso to finalize the terms of SOPAMIB’s acquisition and that it aims to complete the transaction by the end of calendar 2026. WAF has also announced that its Sanbrado and Toega operations are not subject to the government’s request for additional participation and are not referred to in the decree. There can be no assurance as to the final terms, timing or completion of the proposed acquisition, or the effect of such acquisition on the governance, operations, economics or strategic direction of the Kiaka Mine.

If completed, the acquisition would increase the government of Burkina Faso’s ownership interest in Kiaka SA and could materially affect the governance, operations, economics and strategic direction of the Kiaka Mine. A government shareholder with a significant ownership interest may have objectives that differ from those of other shareholders, including objectives driven by public policy, social, political or fiscal considerations rather than commercial considerations. As a result, decisions relating to capital expenditures, mine planning, production levels, expansion, financing, dividend policies, procurement, employment practices or other operational matters may be influenced in ways that adversely affect the profitability, cash flows or long-term value of the Kiaka Mine.

Government ownership may also increase the risk of changes to applicable laws, regulations, fiscal terms or administrative practices affecting the Kiaka Mine, including changes relating to taxation, royalties, export restrictions, local content requirements, employment obligations or environmental and social requirements. The government’s position as both a regulator and shareholder may create conflicts of interest, and there can be no assurance that regulatory decisions affecting the Kiaka Mine will be made solely on an arm’s-length or commercially neutral basis.

In addition, increased government ownership could limit the ability of Kiaka SA or its shareholders to exercise effective control over the Kiaka Mine, including the ability to approve or block major transactions, financings, changes in strategy or dispositions of assets. Any requirement to obtain government consent for significant corporate or operational actions could delay or prevent the implementation of business plans or transactions that might otherwise be beneficial. There can be no assurance that the proposed acquisition will not adversely affect the economic returns attributable to the Kiaka Mine, or that any future increase in government participation, whether through equity ownership, changes in fiscal terms or other forms of state involvement, will not have a material adverse effect on the business, financial condition, results of operations and prospects of the Kiaka Mine and, as a result, on our business

Changes in government free carry positions could materially affect our interests in certain projects

In certain jurisdictions where our royalty or streaming assets are located, including countries such as Burkina Faso, local governments are entitled to receive a “free carry” interest in mining projects. This typically means the government acquires an ownership stake in the mining property without being required to contribute capital or assume a proportionate share of the operating costs. The percentage of such free carry interests can vary depending on the jurisdiction and may be subject to change based on evolving legal frameworks or government policies.

Government free carry policies are often embedded in national mining codes and can be amended unilaterally by the host government. Any increase in the government’s mandatory ownership interest—whether through legislative change, renegotiation of mining conventions, or other policy actions—would result in a corresponding dilution of the project operator’s equity interest in the property. Although we do not own the underlying mining properties, the economic terms of our royalty and streaming interests are generally based on the operator’s attributable share of production or revenues. A reduction in the operator’s equity interest due to an increased government free carry position could lead to (i) lower attributable production to which our royalty or stream applies; (ii) decreased economic returns from the asset over its life; and (iii) reduced willingness of operators to invest in or advance the project, which could impact development timelines or operational performance.

There can be no assurance that current free carry policies will remain unchanged, or that future changes will not materially and adversely affect our business, financial condition or results of operations.

Changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties underlying our royalties, streams or other interests

The properties on which we hold or will hold a royalty, stream or other interest are located in multiple legal jurisdictions and political systems. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral development or operations. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labor relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration, construction and development on, or production from, the properties in respect of which we hold a royalty, stream or other interest or the payments under such royalties, streams or other interests. In certain areas where we hold a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond our control and the owners and operators of the properties in respect of which we hold an interest and such changes may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We are subject to risks related to certain operations in developing economies

Certain operators are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labor disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the operator’s business activities.

Anti-corruption and bribery laws could subject us to liability and require it to incur additional costs

Our business is subject to Canadian laws and other laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In some cases, our assets are located in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of payments in violation of anti-corruption and anti-bribery laws and regulations and in violation of our policies. In addition, the operators of the mining projects may fail to comply with anti-corruption and anti-bribery laws and regulations. Although we do not operate the mining projects, enforcement authorities could deem us to have some culpability for the operators’ actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to us and could have a material adverse effect on our business, financial conditions, results of operation and reputation. an adverse effect on our reputation.

We may become a party to litigation

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us such a decision could adversely affect our ability to continue operating and the market price for the Common Shares and could use significant resources and demand significant time and attention by management. Even if we are involved in litigation and win, litigation can redirect significant resources.

Adequate infrastructure may not be available to develop the properties in respect of which we hold an interest, which could inhibit operations at such properties

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect or inhibit the operations at the properties in respect of which we hold a royalty, stream or other interest, which may result in a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of our interests

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. We hold interests in entities that own and operate mines or mineral properties located in areas presently or previously inhabited or used by indigenous peoples. There may be certain obligations on the government to consult with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. From time to time, we may hold interests in entities with properties that are subject to the opposition of one or more groups of indigenous people who oppose the operation, further development, or new development on such project. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against us or the owner/operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company’s interests.

Certain operators depend on international trade and other conditions in key export markets for their products

The operators of certain of the properties on which we hold stream, royalty or other similar interests export their commodities and thus depend on economic conditions and regulatory policies in export markets. The ability of these operators to sell their products effectively in these major export markets could be adversely affected by a number of factors that are beyond their control, including the deterioration of macroeconomic conditions, volatility of exchange rates or the imposition of greater tariffs or other trade barriers in those markets.

Changes in U.S. laws and policies regulating international trade

Legislative and regulatory changes relating to international trade in the United States could have a material adverse effect on us and our financial condition. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada. Although discussions continue between the United States and other countries, there remains significant uncertainty over whether tariffs or other restrictive trade measures or countermeasures will be implemented and, if so, the scope, impact and duration of any such measures. A trade war or new tariffs barriers may potentially lead to increases or decreases in royalties or stream revenues due to higher or lower metal prices, but the overall effect would depend on changes in demand, production strategies, and operational costs. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project.

Risks Related to the Ownership of our Securities

Investors may lose their entire investment

An investment in our securities is speculative and may result in the loss of an investor’s entire investment in the Company. Only investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

An active, liquid and orderly trading market for our Common Shares may not develop, and you may not be able to resell your Common Shares

If a market for our Common Shares is not sustained, you may not be able to resell our securities. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Common Shares and the extent of issuer regulation. We cannot predict the prices at which our Common Shares will trade.

The market price of our Common Shares may be volatile, which could result in substantial losses for investors purchasing Common Shares

The market price of our Common Shares could be subject to significant fluctuations. The market price of the Common Shares may be subject to wide price fluctuations in response to many factors, including variations in our operating results, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in our business prospects, general economic conditions, legislative changes and other events and factors outside of our control, including: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the industry in which we operates; (iv) addition or departure of our executive officers and other key personnel; (v) sales or perceived sales of additional securities; (vi) operating and financial performance that vary from the expectations of management, securities analysts and investors; (vii) regulatory changes affecting our industry generally and our business and operations; (viii) announcements of developments and other material events by us or our competitors; (ix) changes in global financial markets and global economies and general market conditions, such as commodity prices, currency rates, etc.; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets; and (xiii) investors’ general perception of the Company and the public’s reaction to our press releases, our other public announcements and our filings with the Canadian securities regulators.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Future sales or issuance of debt or equity securities

Sales or issuances of a substantial number of our Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of our securities could significantly reduce the market price of our Common Shares and the market price could decline. We cannot predict the effect, if any, that future public sales of these Common Shares or the availability of our Common Shares for sale will have on the market price of such Common Shares. If the market price of our Common Shares was to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

Future offerings of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Common Shares.

In the future, we may attempt to increase our capital resources by making offerings of debt instruments or other securities convertible into Common Shares. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Common Shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Common Shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Common Shares bear the risk of our future offerings reducing the market price of our Common Shares and diluting their ownership interest in the Company.

We will incur increased expenses as a result of being listed on Nasdaq

We expect to incur additional legal, accounting, insurance and other expenses as a result of recently being listed on Nasdaq, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities legislation, the rules of the TSX and the rules of Nasdaq increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly.

The Nasdaq listing has also made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on the Board or as officers. As a result of the foregoing, we expect an increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could have a material adverse effect on our profitability, results of operations, and financial condition and the trading price of our securities.

Our ability to pay dividends will be dependent on our financial condition

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that we will declare a dividend on a quarterly, annual or other basis.

If securities or industry analysts do not publish research or publish unfavourable research about our business, our Common Share price and trading volume could decline

The trading market for the Common Shares will depend on the research and reports that securities or industry analysts publish about the us and our business. We do not have any control over these analysts. We cannot assure that analysts will cover us or provide favourable coverage. If one or more of the analysts who cover us downgrades our stock or changes their opinion of the Common Shares, the price of our Common Shares could decline. If one or more of these analysts cease coverage of Versamet or fail to regularly publish reports, we could lose visibility in the financial markets, which could cause the price and trading volume of the Common Shares to decline.

TSX and Nasdaq Listing

In the future, we may fail to meet the continued listing requirements for our Common Shares to be listed on the TSX or Nasdaq. If the TSX or Nasdaq delists our Common Shares from trading on their exchange, we could face significant material adverse consequences, including: a limited availability of market quotations for our Common Shares; a limited amount of news and analysts coverage for us; and a decreased ability to issue additional securities or obtain additional financing in the future.

U.S. shareholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers

It may be difficult for security holders in the United States to enforce actions against us on the basis of U.S. securities law liabilities. We are a corporation incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) (the “BCBCA”). A majority of our directors and officers are residents of Canada or other countries and the majority of our assets and our subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. shareholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

Our status as a “foreign private issuer”

We are a “foreign private issuer”, under applicable U.S. federal securities laws, and, therefore, are not subject to the same requirements that are imposed upon U.S. domestic issuers by the U.S. Securities and Exchange Commission (the “SEC”). Under the U.S. Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements. See “— We may seek exemptions from certain requirements of Nasdaq that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval” below.

We may seek exemptions from certain requirements of Nasdaq that would allow us to hold shareholder meetings with a reduced quorum and issue additional shares without shareholder approval

As a foreign private issuer whose shares will be listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of Nasdaq. Among other things, as a foreign private issuer we may follow home country practice with regard to the director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of Nasdaq Listing Rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance requirements. For example, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that certain requirements are met. Accordingly, we have elected to follow home country practice in lieu of the requirements under Nasdaq Listing Rule 5635(d), which requires companies to seek shareholder approval for the issuance of securities in connection with certain transactions other than a public offering involving the sale, issuance or potential issuance of our Common Shares at a price less than certain referenced prices, if such shares equal 20% or more of our Common Shares or voting power outstanding before the issuance. Instead, and in accordance with Nasdaq home country accommodations, we comply with applicable Canadian corporate and securities laws, which do not require shareholder approval for such dilutive events.

Our status as an “emerging growth company”

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates is $700 million or more.

For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. We cannot predict whether investors will find our Common Shares less attractive because we rely upon certain of these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.

The Company may be, or may become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any year, which may result in certain adverse tax consequences for U.S. Holders of the Common Shares

In general, a non-U.S. corporation is a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (a) 75% or more of the Company’s gross income is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.

Generally, “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The Company has not completed a formal assessment of its status as a PFIC for 2025; however, based on its current income, assets, and activities, the Company may have been a PFIC for the fiscal year ended December 31, 2025. The classification of the Company under the PFIC rules will depend, in part, on the U.S. tax characterization of its streaming income, which is uncertain, and whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC asset and income tests. The determination of whether any corporation is a PFIC for a particular taxable year also depends on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. Accordingly, no assurance can be provided regarding the Company’s PFIC status for its current taxable year or any future taxable year, and there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge the views of the Company concerning its PFIC status. If the Company is a PFIC for any taxable year during which a U.S. Holder holds common shares in the Company, such U.S. Holder could be subject to adverse U.S. federal income tax consequences (whether or not the Company continues to be a PFIC). For example, U.S. Holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Certain elections might be available to mitigate the foregoing adverse tax consequences. Upon request of a U.S. Holder, we intend to provide the information necessary for a U.S. Holder to make applicable elections.

U.S. investors should consult their own tax advisors regarding the implications of the PFIC rules for an investment in common shares of the Company.

ITEM 4: INFORMATION ON THE COMPANY

A.History and Development of the Company

General

The Company was formed under the BCBCA on January 31, 2022 by way of an amalgamation of Rosedale Resources Ltd. (incorporated October 21, 2011) and Lunde International Corp. (incorporated October 12, 2018), both private royalty companies incorporated under the BCBCA. On June 13, 2022, the Company changed its name from “Rosedale Resources Ltd.” to “Sandbox Royalties Corp.” in anticipation of acquiring royalty portfolios from each of Sandstorm Gold Ltd. (“Sandstorm”) and Equinox Gold Corp. (“Equinox”), which closed on June 28, 2022. On June 5, 2024, the Company changed its name from “Sandbox Royalties Corp.” to “Versamet Royalties Corporation” in connection with acquiring a royalty portfolio from B2Gold Corp. (“B2Gold”).

Our head office is located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia V6B 0S6, Canada and our internet address is https://versamet.com. Our telephone number is 778-945-3948. Our principal Canadian legal advisers are Blake, Cassels & Graydon LLP, located at 1133 Melville Street, Suite 3500, Vancouver, British Columbia V6E 4E5, Canada. Our principal United States legal advisors are Cozen O’Connor LLP, located at Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia V6C 2B5, Canada.

Unless and to the extent specifically referred to herein, the information on our website shall not be deemed to be incorporated by reference in this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Key Developments

The following describes the important events in the development of our business, as well as information concerning our principal capital expenditures and divestitures since the beginning of our last three financial years to the date of this Annual Report.

2023

Acquisitions

On October 31, 2023 (El Pilar) and November 30, 2023 (Blackwater), Versamet acquired additional royalties from Sandstorm on the following two projects:

Project	NSR Royalty	Metal	Location	Project Owner
El Pilar	1.0%	Cu	Mexico	Southern Copper Corp.

Blackwater	0.21%	Au, Ag	Canada	Artemis Gold Inc.

(the “2023 SSL Acquisitions”).

The aggregate purchase price paid to Sandstorm was $25 million, which was comprised of: (i) a cash payment of $10 million; and (ii) the issuance of 29,557,436 Pre-Split Common Shares at a price of C$0.70 per share. In connection with the El Pilar project acquisition, 1,979,571 of the foregoing Pre-Split Common Shares are held in escrow and will be released to Versamet for cancellation if SCC (as hereinafter defined) has not commenced the sale of mineral products from the project by June 30, 2027. In connection with the 2023 SSL Acquisitions and the transactions noted below, the Company converted $13,767,677.49 (October 31, 2023) and $279,681.98 (November 30, 2023) under a secured convertible non-interest bearing promissory note (the “Sandstorm Note”) that was issued as part of the consideration for the initial royalties acquired from Sandstorm in June 2022 (initial principal amount equal to $31,436,000 has all subsequently fully converted as described below), by issuing 27,254,101 Pre-Split Common Shares and 542,623 Pre-Split Common Shares, respectively, to Sandstorm at a price of C$0.70 per Common Share.

On October 31, 2023, Versamet also entered into, together with Regal Resources Royalties Fund (“Regal”), an amended and restated gold purchase agreement with Equinox (the “Greenstone GPA”), pursuant to which, and after taking into consideration the syndication of 30% of the Greenstone GPA to Regal, Versamet paid $52.5 million (70% of a total $75 million) to Equinox in exchange for monthly deliveries of gold equal to the greater of: (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone Mine at a purchase price per ounce of gold equal to 20% of the then prevailing market price (the “Greenstone Gold Interest” and together with the 2023 SSL Acquisitions, the “2023 Acquisitions”). Monthly gold delivery obligations commenced upon closing of the Greenstone GPA and will continue until a total of 63,000 ounces of gold have been delivered to Versamet. While gold deliveries are calculated based on Greenstone Mine production, gold deliveries can be sourced from production from any of Equinox’s operating mines. Under the Greenstone GPA, Equinox retains the option to buy-down deliveries related to up to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of $2,000 (the “Greenstone Buydown Option”).

2023 Financings

In connection with funding the 2023 Acquisitions, the Company completed the following financings:

Regal Investment

In addition to Regal’s syndication of 30% of the Greenstone GPA for $22.5 million, on October 31, 2023, Regal also subscribed for 34,642,500 Pre-Split Common Shares at a price of C$0.70 per Common Share for aggregate gross proceeds of $17,500,000 (based on the Bank of Canada closing exchange rate on October 27, 2023 of C$1.3857 to $1.00).

Beedie Capital Investment (Convertible Loan and Private Placement)

On October 31, 2023, Versamet entered into C$22,161,600 ($16 million) secured convertible loan agreement (the “CLA”) with Beedie Capital. The CLA was denominated in Canadian dollars, had a term of 5 years and a maturity date of October 31, 2028. Interest on the convertible loan consisted of an 8% base interest rate and a 1.5% “paid-in-kind” (“PIK”) rate, with the PIK rate reducing to 1.0% upon a public listing of the Company. On April 30, 2025, the Company repaid the full amount of the outstanding principal of the CLA, together with all accrued and unpaid interest (including accrued and unpaid PIK Interest) and the Make Whole Fee for an aggregate prepayment amount of $26,084,680.

In addition to the CLA, Beedie Capital also subscribed for 7,918,285 Pre-Split Common Shares at a price of C$0.70 per Common Share for aggregate gross proceeds of $4,000,000 (based on the Bank of Canada closing exchange rate on October 27, 2023 of C$1.3857 to $1.00).

Revolving Credit Facility Financing

On October 31, 2023, we entered into a revolving credit facility (the “Revolving Loan” or “Credit Facility”) with the Bank of Montreal (“BMO”), as lead arranger, and National Bank of Canada (“NBF”), which allowed us to borrow up to $30 million (plus a $15 million accordion feature) and initially expired December 31, 2026, which was extendable by one (1) year at the sole discretion of BMO. On April 30, 2025, we entered into an amending agreement with BMO and NBF to amend and increase the size of the Credit Facility to $60 million (with a $15 million accordion feature) with a maturity date of April 30, 2028. See “First Amending Agreement to Credit Facility” for more details. The amounts drawn on the Revolving Loan were subject to interest at the Secured Overnight Financing Rate plus 2.25% to 3.50% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.5063%-0.7875% per annum, both of which were dependent on our leverage ratio. Our leverage ratio covenant was less than or equal to 5.00x from and including fiscal quarter ended March 31, 2025 and, less than or equal to 3.50x from and including fiscal quarter ended March 31, 2026. Under the terms of the Revolving Loan, we were also subject to an interest coverage ratio of greater than or equal to 2.00x from and including March 31, 2025 and greater than or equal to 3.00x from March 31, 2026 and minimum liquidity covenant (comprising of the sum of cash, cash equivalents and additional advances available under the Revolving Loan) of greater than or equal to $5.0 million as at the last day of each fiscal quarter. In the event that the Greenstone Buydown Option is exercised, the compensation amount received from Equinox shall be applied as a prepayment of outstanding balances under the Credit Facility, with the continuing Credit Facility commitment being reduced to a maximum limit to be agreed. Note that the Credit Facility was subsequently updated to the Upsized Credit Facility and then to the Second Amended Upsized Credit Facility (as defined below). As of December 31, 2025, the balance drawn on or outstanding under the Upsized Credit Facility (as defined below) was $45 million. The payment and performance of the Company’s obligations under the Credit Facility is secured by a first priority security interest in all present and after acquired property of the Company and any material subsidiaries.

Existing Investor Rights Agreements

In connection with acquiring royalty portfolios from each of Sandstorm and Equinox in June 2022, the Company entered into investor rights agreements with each of Equinox (“Equinox IRA”) and Sandstorm (“Sandstorm IRA”, and together with Equinox IRA, the “2022 IRAs”). The Sandstorm IRA was replaced by the A&R Sandstorm IRA (as defined below), which was terminated on November 17, 2025 concurrently with the completion of the Tether and Lundin Investment (as defined below). The following is a summary of the principal terms of the Equinox IRA. This summary does not purport to be complete and is qualified in its entirety by reference to the Equinox IRA. The term “investor”, as such term is used in the summary of the Equinox IRA below, refers to Equinox.

Board Nomination

Unless the Equinox IRA is terminated pursuant to its terms, which shall automatically occur on the date the investor’s share ownership percentage ceases to be at least 10% for a continuous period of 30 days, the investor shall have the right to designate one investor nominee for election to our Board. If the investor is entitled to nominate a nominee but has not done so, the investor shall be entitled to designate an observer to attend all meetings of our Board.

Standstill (subsequently expired) and Escrow

The investor agreed that, during the period commencing on the effective date (June 28, 2022) and ending on the earlier of: (a) the date which is 12 months from the effective date (b) the date on which the investor’s ownership percentage ceases to be at least 10%, the investor shall not (subject to certain exceptions), and it shall cause its affiliates not to, in any manner, directly or indirectly, or in concert with any other person: propose or seek to effect any change of control transaction; solicit proxies from shareholders or form, join, support or participate in a group to solicit proxies from shareholders with a view to replacing the members of our Board; or purchase, offer or agree to purchase or negotiate to purchase any securities, or assets of the Company, without the advance written authorization of our Board.

The investor also agreed to comply with and be bound by any escrow requirements imposed by any stock exchange in connection with the closing of a going public transaction.

Participation and Top-Up Rights

Subject to certain exceptions, if Versamet proposes to offer or issue any Common Shares or securities convertible or exchangeable into Common Shares, the investor will be entitled to participate in such issuance on a pro rata basis. In addition, at any time and from time to time, the investor has a top-up right to maintain its ownership in connection with any security-based compensation arrangement and any other dilutive issuance where the participation right does not apply.

December 2023 Private Placement

On December 13, 2023, the Company completed the first tranche of a non-brokered private placement and issued 10,457,141 Pre-Split Common Shares at a price of C$0.70 per Common Share for aggregate gross proceeds of C$7,320,000. On December 22, 2023, the Company completed the second tranche of the non-brokered private placement and issued 1,050,000 Pre-Split Common Shares at a price of C$0.70 per Common Share for aggregate gross proceeds of C$735,000. No finders fees were paid in connection with either tranche of the foregoing.

On December 29, 2023, the Company converted $3,202,094.74 under the Sandstorm Note by issuing 6,040,523 Pre-Split Common Shares to Sandstorm at a price of C$0.70 per Common Share.

2024

Acquisitions

On June 5, 2024, we entered into a royalty sale and purchase agreement (the “B2Gold PA”) with B2Gold, pursuant to which Versamet agreed to acquire the following portfolio of royalties from B2Gold for $89,859,810.78, subject to certain adjustments (the “B2Gold Transaction”):

Project	NSR Royalty	Metal	Location	Project Owner
Kiaka	2.7% net smelter returns (“NSR”) royalty until 2.5Moz of gold produced; 0.45% NSR royalty on next 1.5Moz.	Au	Burkina Faso	West African Resources Ltd. (85%), Government of Burkina Faso (15%) See “Risk Factors - Risks related potential increased government ownership of the Kiaka Mine”
Toega	NSR royalty on first 1.5Moz of gold produced. 2.7% until royalty payments total $22.5 million, and 0.45% thereafter.	Au	Burkina Faso	West African Resources Ltd. (90%), Government of Burkina Faso (10%) See “Risk Factors - Risks related potential increased government ownership of the Kiaka Mine”
Primavera	1.5%	Au	Nicaragua	Equinox Gold Corp.
Midas	1.0%	Ag, Au	British Columbia	Teuton Resources Corp.
Del Norte	1.0%	Ag, Au	British Columbia	Teuton Resources Corp.
(Kiaka together with Toega, Primavera, Midas and Del Norte are the “First Tranche Royalties”)
Golden Sidewalk	2.0%	Au	Ontario	Prosper Gold Corp.
Mocoa	2.0%	Cu, Mo	Colombia	Copper Giant Resources Corp.
(Golden Sidewalk together with Mocoa, are the “Second Tranche Royalties”)

Pursuant to the B2Gold PA, B2Gold was, in its sole discretion, able to elect to have all or a portion of the purchase price paid in Common Shares at a price of C$0.80 per Pre-Split Common Share. Concurrent with signing the B2Gold PA, B2Gold elected to receive Common Shares for the First Tranche Royalties and the parties closed the acquisition of the First Tranche Royalties for $71,609,810.78 by the issuance of 122,049,971 Pre-Split Common Shares. On August 13, 2024, B2Gold elected to receive Common Shares for the Second Tranche Royalties and the parties closed the acquisition of the Second Tranche Royalties for $10,250,000 by the issuance of 17,469,844 Pre-Split Common Shares at C$0.80 per Pre-Split Common Share.

In connection with closing the First Tranche Royalties on June 5, 2024, the Company satisfied the entire remaining principal amount of $14,186,545.79 under the Sandstorm Note by issuing 24,179,193 Pre-Split Common Shares to Sandstorm at a price of C$0.80 per Pre-Split Common Share.

On August 13, 2024, B2Gold also subscribed for 12,782,812 Pre-Split Common Shares at a price of C$0.80 per Pre-Split Common Share for total private placement cash proceeds of $7.5 million.

B2Gold Investor Rights Agreement & Amended and Restated Sandstorm Investor Rights Agreement

Concurrently with the closing of the first tranche of the B2Gold Transaction, the Company entered into an investor rights agreement with B2Gold (“B2Gold IRA”) and an amended and restated the Sandstorm IRA (“A&R Sandstorm IRA”). The A&R Sandstorm IRA was terminated on November 17, 2025 concurrently with the Tether and Lundin Investment. The following is a summary of the principal terms of the B2Gold IRA. This summary does not purport to be complete and is qualified in its entirety by reference to B2Gold IRA.

Board Nomination and Observer Rights

For so long as B2Gold holds at least a 10% ownership interest in the Company (calculated on a non-diluted basis), B2Gold has the right to designate one nominee for election to the Company’s Board of Directors. If B2Gold is entitled to nominate a director but does not do so, B2Gold is entitled to designate one observer to attend meetings of the Board and its committees, subject to customary exclusions relating to conflicts of interest, privilege and compliance with applicable law.

Standstill

The B2Gold IRA includes standstill provisions that apply during the period commencing on June 5, 2024 and ending on the earlier of (i) 12 months thereafter and (ii) the date on which B2Gold’s ownership interest falls below 10%. During the standstill period, B2Gold is subject to customary restrictions on, among other things, effecting change-of-control transactions, soliciting proxies and increasing its ownership above specified thresholds, subject to customary exceptions.

Transfer Restrictions

For so long as B2Gold holds at least a 10% ownership interest in the Company, B2Gold is subject to restrictions on transfers of Common Shares, including prohibitions on transfers to competitors of the Company or to any person that would result in such person becoming a 10% or greater shareholder, subject to customary exceptions. The B2Gold IRA also includes notice and cooperation provisions in connection with proposed transfers and permits certain transfers through bought-deal offerings in specified circumstances.

Participation Rights

For so long as B2Gold holds at least a 10% ownership interest on a partially diluted basis, B2Gold is entitled to participate on a pro rata basis in issuances of Common Shares or securities convertible into Common Shares made for the purpose of raising capital, subject to customary exclusions, including issuances under security-based compensation arrangements and other exempt issuances. The participation provisions are structured to permit B2Gold to maintain its ownership interest, including the ability to subscribe for securities to restore its ownership to 10% in certain circumstances.

Registration Rights

Provided that B2Gold holds at least a 15% ownership interest in the Company, B2Gold is entitled to piggyback registration rights in connection with registration statement offerings of the Company’s securities, other than an initial public offering, subject to customary procedural requirements and cutback provisions.

Escrow and Termination

B2Gold agreed to comply with applicable escrow or hold period requirements imposed by any stock exchange or securities regulator. The B2Gold IRA terminates automatically if B2Gold’s ownership interest falls below 10% for a continuous period of 30 days, subject to limited exceptions.

2025

Kolpa Copper Stream

On April 1, 2025, we entered into a copper purchase agreement (the “Kolpa CPA”) with a Kolpa Canada Ltd. (the “Stream Seller”), a wholly owned subsidiary of Endeavour Silver Corp. (“Endeavour”). The Kolpa CPA was entered into in connection with Endeavour’s pending acquisition of the Huachocolpa Uno Mine in Peru (the “Kolpa Mine”). The Kolpa CPA applies to minerals from the Stream Properties (as defined in the Kolpa CPA), which include the Kolpa Mine and to minerals processed through the existing and future mineral processing facilities of the Kolpa Mine, other than future mineral processing facilities with nameplate capacity not less than 15,000 tonnes per day. Subject to the terms and conditions of the Kolpa CPA, at the closing date of the Kolpa CPA, which shall be concurrent with the closing of Endeavour’s acquisition of the Kolpa Mine, Versamet will provide Endeavour with $35 million as a prepayment (the “Deposit”). Following the closing date of the Kolpa CPA, Versamet agrees to purchase from the Stream Seller the greater of: (i) refined copper equal to 95.8% of produced copper (irrespective of the copper payable under the relevant offtake agreement), and (ii) refined copper equal to 0.03 pounds per pound of produced lead. Once 6,000 tonnes of refined copper have been delivered, Versamet agrees to purchase from the Stream Seller 71.85% of produced copper. Once 10,500 tonnes of refined copper have been delivered, Versamet agrees to purchase from the Stream Seller 47.9% of produced copper. Versamet will purchase LME Warrants (as defined in the Kolpa CPA) from the Stream Seller at a purchase price (the “Copper Purchase Price”) equal to the spot price of refined copper for each metric tonne delivered. Until the Deposit has been reduced to zero, the Copper Purchase Price will be paid in two parts: (i) 10% of the spot price of refined copper payable in cash (the “Ongoing Copper Payment”); and (ii) 90% of the spot price of refined copper which would be paid by a reduction of the Deposit. After the Deposit has been reduced to zero, Versamet will purchase refined copper for a purchase price equal to the Ongoing Copper Payment for each metric tonne of copper delivered.

The Kolpa CPA provides for a right of first refusal in favour of Versamet with respect to the sale or transfer of any royalty, stream or similar interests in respect of minerals from the Stream Properties. The Kolpa CPA would be secured by an equity pledge of the Stream Seller in the Kolpa Mine owner, which Versamet would agree to subordinate in favor of future financiers of the Stream Properties. The Kolpa CPA includes customary stream survival terms in favour of Versamet. The Kolpa CPA also provides Versamet with a right to purchase an additional stream interest equivalent to up to 2.2% of the total revenue in future discoveries of mineral deposits at the Kolpa Mine that are processed through a new mineral processing facility with nameplate capacity of not less than 15,000 tonnes per day. If Versamet does not exercise this right, minerals processed through the new facility are not subject to the Kolpa CPA.

On May 1, 2025, Endeavour’s acquisition of the Kolpa Mine and the Kolpa CPA closed. We paid the Deposit with funds from our Credit Facility, as amended.

First Amending Agreement to Credit Facility

In connection with the closing of Kolpa CPA, Versamet entered into an amending agreement with BMO and NBF to amend and increase the size of the Credit Facility to $60 million with a $15 million accordion feature. The new Credit Facility included an updated maturity date of April 30, 2028 and an approximate 25 basis point reduction to the drawn interest spread. Note that the Credit Facility was subsequently updated to the Upsized Credit Facility and then to the Second Amended Upsized Credit Facility (as defined below).

Prepayment of CLA

On April 30, 2025, the Company repaid the full amount of the outstanding principal of the CLA, together with all accrued and unpaid interest (including accrued and unpaid PIK Interest) and the Make Whole Fee for an aggregate prepayment amount of C$26,084,680. Subsequently the CLA was fully repaid and terminated in accordance with its terms.

Other

On September 12, 2025 we completed a consolidation, or a reverse stock split, of our issued and outstanding Common Shares on the basis of one (1) new Common Share for five (5) old Common Shares.

Rosh Pinah Stream and Santa Rita Royalty

On September 24, 2025 we closed a transaction with funds advised by Appian Capital Advisory LLP (collectively “Appian”) to acquire a 90% silver stream on the Rosh Pinah Mine in Namibia (the “Rosh Pinah Stream”) and a 2.75% net smelter return royalty (“Santa Rita Royalty”) on the Santa Rita nickel-copper mine in Brazil (the “Santa Rita Mine”) for up-front cash consideration of $125 million and contingent consideration of up to $45 million upon certain milestones being achieved at the Santa Rita Mine. We funded the Rosh Pinah Stream and Santa Rita Royalty transactions through an amended and expanded $180 million credit facility from the Bank of Montreal (“BMO”) and National Bank of Canada (“NBC”) (the “Upsized Credit Facility”). The Upsized Credit Facility was comprised of an upsized $100 million revolving credit facility maturing in April 2028, and a new $80 million term loan which was to be repaid in quarterly installments of $7.5 million commencing on March 31, 2026, with a final bullet payment at maturity on March 31, 2028. The Upsized Credit Facility was replaced with the Upsized RCF in March 2026 and then the Second Amended Upsized Credit Facility in April 2026, as discussed below.

Under the Rosh Pinah Stream agreement (the “RP Stream Agreement”), we are entitled to receive refined silver equal to 90% of payable silver from the Rosh Pinah Zinc mine. After a total of 3,100,000 ounces of silver have been delivered under the RP Stream Agreement, we will be entitled to receive 45% of payable silver for the remaining life of the mine. We will pay 10% of the spot silver price for each ounce delivered to the Rosh Pinah Stream. For an initial period, payable silver will be based on the production of recovered zinc from the mine (the “Production Index”) as follows: 4,000 ounces of payable silver per million pounds of recovered zinc until the delivery of 250,000 silver ounces to the Rosh Pinah Stream; and 2,850 ounces of payable silver per million pounds of recovered zinc thereafter. The Production Index will terminate on the earlier of i) 1,350,000 ounces of silver delivered to the Rosh Pinah Stream, or ii) December 31, 2028. After the termination of the Production Index, payable silver will be based on actual payable sliver production from the Rosh Pinah Zinc mine.

The Santa Rita Royalty is an uncapped, life of mine royalty that covers 100% of the open pit and underground deposits, as well as the entirety of the operator’s current land holdings in the area, representing an area of over 40,000 hectares.

Tether and Lundin Investment

On November 17, 2025, Tether Investments S.A. de C.V. (“Tether”), and the Lundin Family Trusts (“Lundin”), through its affiliate NEMESIA S.à R.L. (“Nemesia”), became new shareholders of Versamet. Tether acquired 11,827,273 Common Shares and Lundin acquired 11,827,272 Common Shares, each representing approximately 12.7% of our issued and outstanding Common Shares (the “Tether and Lundin Investment”). Of these Common Shares, 21,289,091 were transferred within the Escrow Agreement. Tether and Lundin acted independently in their respective acquisitions.

The Common Shares acquired by Tether and Lundin were purchased from Royal Gold, Inc. (“Royal Gold”), which sold its entire holding of 23,654,545 Common Shares. Royal Gold had acquired these Common Shares through its acquisition of Sandstorm in October 2025, as a result of which Royal Gold became the indirect holder of Sandstorm’s historical equity position in Versamet.

In connection with Royal Gold’s sale of such Common Shares, the A&R Sandstorm IRA was terminated and not assigned. Instead, we entered into separate, standalone investor rights agreements with each of Tether (the “Tether IRA”) and Nemesia (the “Nemesia IRA” and together with the Tether IRA, the “2025 IRAs”), each on substantially the same terms as the A&R Sandstorm IRA.

The following is a summary of the principal terms of the 2025 IRAs. This summary does not purport to be complete and is qualified in its entirety by reference to the 2025 IRAs. The term “investor”, as such term is used in the summary of the 2025 IRAs below, refers to Tether and Lundin, as applicable.

Board Nomination

Unless the 2025 IRAs are terminated pursuant to their terms, which shall automatically occur on the date the investor’s share ownership percentage ceases to be at least 10% for a continuous period of 30 days, the investor shall have the right to designate one investor nominee for election to our Board. If the investor is entitled to nominate a nominee but has not done so, the investor shall be entitled to designate an observer to attend all meetings of our Board.

Escrow Agreement

The investor also agreed to comply with and be bound by any escrow requirements imposed by any stock exchange in connection with the closing of a going public transaction. In connection therewith, each of Tether and Nemesia agreed to be bound by the Escrow Agreement.

Participation and Top-Up Rights

Subject to certain exceptions, if Versamet proposes to offer or issue any Common Shares or securities convertible or exchangeable into Common Shares, the investor will be entitled to participate in such issuance on a pro rata basis. In addition, at any time and from time to time, the investor has a top-up right to maintain its ownership in connection with any security-based compensation arrangement and any other dilutive issuance where the participation right does not apply.

Piggyback Registration Rights

Provided the investor holds at least a 15% ownership of Versamet and subject to standard procedural matters, the investor has piggyback registration rights on prospectus offerings of our securities, except for fully underwritten offerings on a bought deal basis pursuant to which an underwriter has committed to purchase our securities pursuant to a “bought deal” letter prior to the filing of a prospectus or a prospectus supplement or a distribution pursuant to an overnight marketed offering.

On February 11, 2026, Nemesia sold 2,483,571 Common Shares and reduced its holdings in Versamet to 9,343,701 Common Shares, or approximately 8.85% of the then issued and outstanding Common Shares of Versamet, resulting in Nemesia ceasing to be an insider of Versamet. The Nemesia IRA has since been terminated.

Other

On December 10, 2025, the Company graduated to the TSX.

2026

Equity Financings

On February 9, 2026, Versamet closed a bought deal public offering of 10,300,000 Common Shares, including a partial exercise of the over-allotment option, at a price of C$13.75 per Common Share for gross proceeds of approximately C$141.6 million pursuant to an underwriting agreement among several underwriters and Versamet. In connection with the offering, the Company also completed a concurrent private placement with Tether Investments S.A. de C.V. pursuant to its participation rights, issuing 1,575,712 Common Shares at C$13.75 per Common Share for gross proceeds of approximately C$21.7 million. Aggregate gross proceeds from the transactions were approximately C$163.3 million. The Company used the majority of the net proceeds to pay down the Upsized Credit Facility.

Other

On March 6, 2026, the Company listed on Nasdaq.

Upsized Revolving Credit Facility

On March 4, 2026, the Company amended the Upsized Credit Facility agreement to upsize the revolving credit facility to $200 million with a $25 million accordion feature (the “Upsized RCF”) and retire the term loan, which was fully repaid on completing the amendment. The interest rates and standby fees on the Upsized RCF remained unchanged from the Upsized Credit Facility. The Upsized RCF matured on March 4, 2029.

Eskay Stream

On April 10, 2026, we completed the acquisition of an existing 3.52% gold stream on payable gold production from the Eskay Creek gold-silver project in British Columbia, Canada from fund entities managed by Orion Resource Partners LP and fund entities managed by affiliates of Blackstone Inc. We paid upfront consideration consisting of $340 million in cash and 2,054,906 Common Shares. Under the Eskay Creek gold stream, we are entitled to receive 3.52% of payable gold production for the life of the mine, provided that certain completion tests are satisfied on or before September 30, 2027. The stream is uncapped, has no step-downs or buydown provisions and includes an area of interest. For gold ounces delivered under the stream, we are required to make ongoing cash payments equal to 10% of the spot gold price at the time of delivery. If the completion tests are not satisfied by September 30, 2027, the stream percentage increases in accordance with the terms of the stream agreement. In connection with the acquisition, we amended and restated the Upsized Credit Facility to provide for aggregate availability of $400 million from the BMO and NBC, comprised of a $250 million revolving credit facility maturing in March 2029 and a new $150 million term facility maturing in March 2028. The amended facility also provides for a $100 million accordion on the revolving facility once the term facility has been repaid in full. We used the amended facility to fund the cash portion of the purchase price for the Eskay Creek gold stream.

B.Business Overview

Versamet is a precious metals-focused royalty and streaming company that acquires and manages royalties, streams and similar interests on mineral properties globally. Versamet provides capital in exchange for exposure to metal production or revenue through royalties, streams and similar interests. The Company generates cash flow from its producing assets and offers exposure to commodity prices, mine life extensions, expansions, operational improvements and exploration success, without direct exposure to operating or capital costs.

Versamet’s portfolio is primarily weighted to gold and silver, with additional exposure to other metals selectively to enhance portfolio diversification. The Company holds a portfolio of assets across producing, development and exploration stages. The Company generates revenue primarily from the sale of metals acquired under streaming agreements and royalty payments based on production or revenue from underlying mining operations.

Versamet does not operate mining properties and is not responsible for development, construction or operations. The Company relies on the owners and operators of underlying assets and generally has limited access to those properties.

Metals Royalty and Streaming Model

Versamet’s strategy is to grow long-term per share value through a dual-track approach focused on portfolio growth through acquisitions and the continued development of its capital markets profile.

Acquisition Strategy

The Company has built and continues to grow a portfolio that is primarily focused on precious metals, with emphasis on gold and silver. The portfolio is anchored by a diversified base of long-life, cash-flowing assets and is complemented by near-term development projects and longer-term growth opportunities. The portfolio is well diversified by asset, country, operator, commodity and stage of development.

Versamet’s acquisition strategy prioritizes producing assets and assets with a defined path to production, while also seeking exposure to assets with potential for expansion, mine life extension and exploration upside. Versamet prioritizes assets operated by established counterparties in mining-friendly jurisdictions. The Company evaluates opportunities across multiple transaction types and styles, including creation of new streams and/or royalties which may support new mine builds, expansions, and/or acquisitions; and acquisitions of third-party royalty portfolios. Versamet considers factors and criteria including asset quality and geology; operator experience; jurisdiction; production profile and mine life; and expected returns relative to risk. Versamet maintains an active pipeline of opportunities and deploys capital based on its investment criteria.

Capital Markets Strategy

In parallel, Versamet seeks to maintain and enhance trading liquidity, support research analyst coverage, broaden its shareholder base, and maintain or enhance access to capital including internally generated cash flow.

Competitive Strengths

Versamet operates in a competitive market for royalty and streaming transactions alongside established royalty companies, mining companies and financial investors.

The Company’s competitive strengths include a management team with experience in royalty, mining and capital markets; the ability to execute transactions of varying sizes and styles, including bespoke or structured opportunities; flexibility and expertise in structuring streams, royalties and related instruments; relationships with operators, financial sponsors and capital providers; a successful track record of capital allocation and generating strong risk-adjusted returns; and strong insider ownership and participation by supportive strategic shareholders.

Our Portfolio

As of December 31, 2025, our portfolio includes over 25 assets is underpinned by a stable base of revenue generating assets including our Greenstone, Kiaka, Mercedes, Blackwater, Kolpa, Santa Rita, and Rosh Pinah assets, complemented by assets that are expected to contribute to our revenue stream in the near term such as our Toega asset. Our portfolio has been designed to grow organically over time through exposure to potential mine life extensions, exploration success, new mine builds, and throughput expansions.

Our portfolio contains optionality via large-scale projects with several mines or projects being advanced by large-scale mining operators including Skeena Resources Limited (“Skeena”), Equinox, WAF, Artemis Gold Inc. (“Artemis”), Glencore Canada Corporation (“Glencore”), HudBay Minerals Inc. (“HudBay”) and Southern Copper Corp. (“SCC”).

Our commodity mix is primarily weighted to gold and silver with modest exposure to copper and other metals. We expect to continue to prioritize precious metals, particularly gold and silver, as the portfolio grows. Our portfolio is also well diversified from a geographical perspective with assets in over 10 different countries on six different continents.

Asset Classification by Business Stage

We classify our assets by business stage in addition to SK-1300 project stage, as many of the Company’s underlying assets are classified as exploration stage under Regulation S-K Subpart 1300 solely because they are owned and operated by non-U.S. issuers that have not published Mineral Resources or reserves in accordance with SK-1300. The business stage classifications are used as non-technical, portfolio-level descriptors of asset revenue status and anticipated timing of potential cash flow.

For our business stage classification, we have three stages: cash flowing, near-term development, and long-term development. Properties in the cash flowing stage include properties that are producing minerals or metals and are currently contributing to Versamet’s revenue stream. We consider a property to be in the near-term development stage if it has completed SK-1300 compliant and non SK-1300 compliant feasibility or pre-feasibility development studies, completed or well-advanced permitting, completed or well-advanced construction financing and where the operator has disclosed a a specific timeline to begin construction, has begun construction, has been approved for construction, or is expected to be approved for construction imminently, or is otherwise expected to contribute to Versamet’s revenue stream within approximately 2-3 years. Our classification of properties in the long-term development stage includes projects which range from the late stages of pre-construction development to the early stages of grassroots exploration, and which are not expected to contribute to Versamet’s revenue stream within the near-term.

The following table summarizes key information with respect to select assets in our portfolio, some assets of which are described in further detail below:

PROJECT	TERMS	METAL	LOCATION	PROJECT OWNER	BUSINESS STAGE	SK1300 PROJECT STAGE
Greenstone	1.26% Stream [1]	Au	Canada	Equinox Gold Corp.	Cash Flowing	Exploration
Kiaka	2.7% NSR [2]	Au	Burkina Faso	West African Resources Limited	Cash Flowing	Exploration
Mercedes	2.0% NSR	Au, Ag	Mexico	Bear Creek Mining Corp	Cash Flowing	Exploration
Kolpa	95.8% Stream [3]	Cu	Peru	Endeavour Silver Corp.	Cash Flowing	Exploration
Blackwater	0.21% NSR [4]	Au	Canada	Artemis Gold Inc.	Cash Flowing	Exploration
Santa Rita	2.75 NSR	Ni, Cu	Brazil	Appian Capital Advisory LLP	Cash Flowing	Exploration
Cuiú Cuiú	1.5% NSR	Au	Brazil	Cabral Gold Inc	Cash Flowing	Exploration
Rosh Pinah	90% Stream [5]	Ag	Namibia	Appian Capital Advisory LLP	Cash Flowing	Exploration
Eskay Creek	3.52% Gold Stream[6]	Au	Canada	Skeena Resources Limited	Near-Term Development	Exploration
El Pilar	1.0% GRR [7]	Cu	Mexico	Southern Copper Corp.	Near-Term Development	Exploration
Pilar	1.0% NSR	Au	Brazil	Pilar Gold Inc	Near-Term Development	Exploration
Toega	2.7% NSR [8]	Au	Burkina Faso	West African Resources Limited	Near-Term Development	Exploration
Vittangi	1.0% NSR	Graphite	Sweden	Talga Group Ltd.	Near-Term Development	Exploration
Converse	1.0% NSR	Au	USA	Axcap Ventures Inc.	Long-Term Development	Exploration
Hackett River	2.0% NSR	Zn, Ag, Cu, Pb, Au	Canada	Glencore Canada Corp	Long-Term Development	Exploration
Mason	0.4% NSR	Cu, Au, Mo, Ag	USA	Hudbay Minerals Inc.	Long-Term Development	Exploration
Prairie Creek	1.2% NSR	Zn, Pb, Ag	Canada	NorZinc Ltd	Long-Term Development	Exploration
Adi Dairo	1.0% NSR	Cu, Zn, Au	Ethiopia	Sun Peak Metals Corp	Long-Term Development	Exploration
Ajax	1.5% NSR	Cu, Au, Ag	Canada	KGHM / Abacus Mining & Exploration Co	Long-Term Development	Exploration
Bobosso	1.0% NSR	Au	Cote d’Ivoire	Montage Gold Corp	Long-Term Development	Exploration
Del Norte	1.0% NSR	Au, Ag	Canada	Teuton Resources Corp.	Long-Term Development	Exploration
Golden Sidewalk	2.0% NSR	Au	Canada	Prosper Gold Corp.	Long-Term Development	Exploration
Midas	1.0% NSR	Au, Ag	Canada	Teuton Resources	Long-Term Development	Exploration
Mocoa	2.0% NSR	Cu, Mo	Colombia	Copper Giant Resources Corp.	Long-Term Development	Exploration
Nefasit	1.0% NSR	Cu, Zn, Au	Ethiopia	Sun Peak Metals Corp.	Long-Term Development	Exploration
Pacaska	0.5% NSR	Au, Cu	Peru	Copper Standard Resources Inc.	Long-Term Development	Exploration
Primavera	1.5% NSR	Au, Cu	Nicaragua	Equinox Gold Corp.	Long-Term Development	Exploration
Wiluna	2.0% NSR	Uranium	Australia	Toro Energy Ltd	Long-Term Development	Exploration
Zuun Mod	1.5% NSR	Mo, Cu	Mongolia	Erdene Resource Development Corp	Long-Term Development	Exploration

1 Greater of i) 1.26% of monthly production at Greenstone Mine (100%), or ii) 350 koz Au, until 63,000 ounces Au have been delivered; gold deliveries subject to per-ounce payments equal to 20% of the prevailing spot gold price at time of delivery

2 2.7% NSR royalty (100% basis) until 2.5 Moz Au produced; 0.45% NSR royalty on the next 1.5 Moz Au

3 Greater of i) 95.8% of produced copper and ii) 0.03 tonnes of copper per tonne of produced lead until 6,000 tonnes of copper delivered; 71.85% of produced copper until 10,500 tonnes of copper delivered; 47.9% of produced copper thereafter; copper deliveries subject to payments equal to 10% of spot price

4 0.21% net smelter returns royalty applicable to approximately 35–50% of production (Versamet management estimate)

5 Stream decreases to 45% after 3.1 million ounces of silver have been delivered to the stream

6 If completion tests are not satisfied by September 30, 2027, the attributable gold stream percentage will increase incrementally to 3.57%, 3.62% and 3.67% if completion is achieved in the first, second or third calendar quarters following that date, respectively, and will increase by a further 0.13% per quarter thereafter until the completion tests are satisfied

7 1.0% gross revenue royalty excludes first 85 Mlbs of payable copper production

8 2.7% NSR royalty (100% basis) until royalty payments total $22.5 million; 0.45% NSR royalty thereafter until 1.5 Moz produced

The business stage classifications presented by the Company in this Annual Report and in the Company’s financial statements differ from the classifications under Regulation S-K Subpart 1300 because the financial statements are prepared in Canada and the projects are owned and operated by non-U.S issuers which apply a different framework for categorizing mineral project stages. The project categorizations used in this Annual Report disclosure (such as “cash flowing”, “near term development” and “long term development”) are not mineral property classifications defined under Regulation S-K Subpart 1300 and are used solely as non-technical, portfolio-level descriptors of royalty revenue status and anticipated timing of potential cash flow. Many of the Company’s underlying royalty assets are classified as exploration stage under SK-1300 because they are owned and operated by non-U.S. issuers that have not published SK-1300-compliant mineral resources or reserves, which results in those properties being categorized as exploration stage for U.S. reporting purposes irrespective of their operating or development status.

Eskay Creek Mine, British Columbia, Canada

One of Versamet’s flagship assets is a gold stream on the Eskay Creek gold-silver project, which is 100% owned by Skeena and located in British Columbia, Canada (the “Eskay Creek Mine” or “Eskay Creek”). The Eskay Creek Gold Stream entitles Versamet to receive 3.52% of payable gold production for the life of mine, subject to the satisfaction of certain completion tests on or before September 30, 2027. The Eskay Creek Gold Stream is uncapped, has no step-downs or buydown provisions and includes an area of interest. For gold ounces delivered under the Eskay Creek Gold Stream, Versamet will make ongoing cash payments equal to 10% of the spot gold price at the time of delivery. Construction of the Eskay Creek Mine is underway, with first production expected in the second quarter of 2027. See “Material Properties” for more information about the Eskay Creek Mine.

Greenstone Mine, Ontario, Canada

One of Versamet’s flagship assets is the Greenstone Gold Interest on the Greenstone Mine which is owned 100% by Equinox (the “Greenstone Mine” or “Greenstone”). The Greenstone GPA entitles Versamet to monthly deliveries of gold equal to the greater of: (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone Mine at a purchase price per ounce of gold equal to 20% of the then prevailing market price, until a maximum of 63,000 ounces have been delivered under the agreement. The delivery obligation commenced in November 2023. The gold deliverable under the Greenstone Gold Interest may be sourced from any of Equinox’s operating mines. Under the Greenstone GPA, Equinox retains the Greenstone Buydown Option that gives Equinox the option to buy-down deliveries related to up to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of $2,000. See “Material Properties” for more information.

Kiaka Project, Burkina Faso

Versamet holds a NSR royalty on the Kiaka project (“Kiaka” or “Kiaka Mine”), owned by WAF (85%) and the government of Burkina Faso (15%). Under the terms of the royalty agreement, WAF pays to Versamet 2.7% of all gold produced from Kiaka (100% basis) until 2,500,000 ounces of gold have been produced and 0.45% on the next 1,500,000 ounces of gold production. See “Material Properties” for more information about the Kiaka Mine.

Foreign Operations/Interests

Versamet holds royalty interests in respect of mines and properties located outside of the jurisdiction of its incorporation, as well as outside of the United States. Foreign operations can be subject to regulation (and changes thereto) in those jurisdictions with respect to land tenure, productions, export controls, taxation, environmental legislation, land and water use, local indigenous people’s interests, mine safety, and expropriation of property. Any changes in legislation or regulation are beyond Versamet’s control. See “Risk Factors — Risks Related to Mining Operations — Certain operators are subject to risks relating to foreign jurisdictions and developing economies, which could negatively impact Versamet”.

Principal Markets

Versamet is a royalty and streaming company focused on the mining industry, with a diversified portfolio of royalty, stream, and other mineral interest agreements spanning multiple jurisdictions globally. Our portfolio includes royalty and streaming interests in North America, South America, Africa, Asia and Australia, with key assets located in countries such as Canada, Mexico, Burkina Faso, Brazil, Namibia, Sweden, and others. These jurisdictions represent the principal markets in which we conduct our business activities. Our portfolio is diversified by commodity exposure, including gold, silver, copper, and other base and precious metals.

As of the date hereof, our revenue has primarily been generated from royalty and streaming interests in producing properties located in Canada, Burkina Faso, Brazil, Namibia, Mexico, and Peru, being Greenstone, Kiaka, Santa Rita, Rosh Pinah, Mercedes, and Kolpa. In addition to these current revenue streams, several other properties in our portfolio, including assets in Canada, Burkina Faso, Brazil, Mexico, and Sweden, have recently started or are nearing the cash flow stage as their operators advance development and production activities.

See “Investment Highlights - Cash flowing, gold-copper centric portfolio with large-scale optionality” for a more detailed breakdown of total revenues.

Regulation

Operators of the mines that are subject to our royalty and streaming interests must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States, Mexico, Brazil, Canada, Colombia, Burkina Faso, Sweden, Ethiopia, Cote d’Ivoire, Namibia, Nicaragua, Mongolia, and Peru where we hold royalty and streaming interests. Although we, as a royalty and streaming owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

C.Organizational Structure

We have no subsidiaries.

D.Property, Plants and Equipment

As we are not the operator and generally not the owner of the properties underlying our royalty and streaming interests, we have limited or no access to related exploration, development or operational data or to the properties underlying our royalty and streaming interests. As such, the disclosure herein is based on information publicly disclosed by the owners and operators of such properties. Although we do not have any knowledge that such information may be inaccurate, there can be no assurance that such third-party information is complete or accurate.

For the purposes of SK1300, we currently consider our interests on the Eskay Creek Mine, the Greenstone Mine, and the Kiaka Mine to be our only material properties. This assessment of materiality is not the same as the materiality standards set out in NI 43‑101, or those applied by the Canadian Securities Administrators. As a result, the information contained in this Annual Report may not be directly comparable to disclosures that we make under Canadian reporting requirements, specifically as it pertains to the determination of our material properties.

As of December 31, 2025, we had capitalized mineral property interests of approximately $402 million, of which approximately $141 million (or 35%) related to the material properties for purposes of SK1300 with the remaining approximately $261 million attributable to other mineral property interests. Our determination of material mineral properties for purposes of SK1300 emphasizes expected current and near-term royalty and streaming cash flows and asset value contribution, together with qualitative considerations such as development stage, expected duration of cash flows and strategic significance, rather than historical capitalized cost alone.

SK1300 requires a registrant that has mining operations to, among other things: (i) obtain a dated and signed “technical report summary” from a qualified person with respect to each material mining property; and (ii) file such technical report summary as an exhibit to the relevant registration statement or other prescribed filing with the SEC. Because our assets are comprised of royalty and similar interests, for the purposes of this Annual Report, we have relied on Item 1302(b)(3)(ii) of SK1300 and have not obtained or filed a technical report summary as: (i) obtaining such report would result in an unreasonable burden or expense; and (ii) we requested such technical report summary from the operators of the projects underlying our material royalty interests and were denied the request.

Geographic Location of Interests

The following map sets forth the geographic locations of our royalty and streaming interests as of the date hereof:

SUMMARY DISCLOSURE

The table below classifies projects based upon the definitions set forth in SK1300, utilizing the following classifications:

●	Production Stage Property - is a property with material extraction of Mineral Reserves disclosed pursuant to SK1300.
●	Development Stage Property - is a property that has Mineral Reserves disclosed pursuant to SK1300, but no material extraction.
●	Exploration Stage Property - is a property that has no Mineral Reserves disclosed compliant with SK1300.

Readers are advised that the SK1300 classifications used herein may not be comparable to those utilized by issuers under applicable Canadian and other international requirements or those used in our disclosures prepared under applicable Canadian securities laws or under other international jurisdictions, such as JORC.

Many of the Company’s underlying assets are classified as exploration stage under Regulation S-K Subpart 1300 because they are owned and operated by non-U.S. issuers that have not published mineral resources or reserves in accordance with SK-1300.

Access to Information

As a royalty and streaming company, Versamet does not operate the underlying properties in which it holds interests and does not maintain operator-level permitting, mineral tenure, or claim-by-claim compliance schedules. The Company’s investment decisions and impairment assessments are based on publicly disclosed operator information, contractual reporting once a project is operating, project-level technical and economic disclosures, and other indicators of economic viability. While the Company conducts extensive technical, legal, and jurisdictional diligence at the time of acquiring significant interests, it does not independently track detailed permitting or mineral tenure compliance on an ongoing basis, as these matters are managed by the project operators.

Accordingly, Versamet does not have access to information beyond what is publicly disclosed by operators or provided to the Company for purposes of calculating royalty or stream payments. Information that is generally not available to the Company includes detailed operational data, internal technical reports and estimates, drill hole and assay databases, permitting correspondence, operator-prepared mineral resource or Mineral Reserve estimates prepared in accordance with Subpart 1300 of Regulation S-K, detailed cost reporting, and project-specific production forecasts.

The summary property disclosures included herein are provided in accordance with Item 1303(a)(3) of Regulation S-K, which permits a registrant holding a royalty, stream, or similar interest to omit certain information otherwise required where such information is not reasonably accessible without incurring an unreasonable burden or expense, provided the registrant identifies the omitted information and includes all information that it does possess or can reasonably obtain.

With respect to the summary table below, Versamet generally does not have access to detailed information regarding mineral tenure arrangements, acreage, or specific permitting conditions applicable to the underlying projects, as such information is maintained by the project operators. Except in limited cases where such information is publicly available or contractually provided to the Company, obtaining this information would require operator cooperation and would impose an unreasonable burden. See “Material Properties” below for additional information regarding the Greenstone Mine and the Kiaka Mine.

Accordingly, the following table presents summary information regarding Versamet’s portfolio of royalty and streaming interests that is available to the Company:

Project Name and Metals	Operator and Jurisdiction of Property	Interest	SK1300 Project Stage	Mine Types and Mineralization Styles	Process Plant and other available facilities	Property Status

Eskay Creek (Au)	Skeena Resources Limited (Canada)	3.52% Stream	Exploration Stage	Open pit mine project, mining a high-grade, precious metals-rich epithermal volcanogenic massive sulphide deposit.	Dedicated gold and silver processing plant under construction	Under construction, 49% complete as of March 31, 2026. All major construction and operational permits are in place, no specific permit expiry dates.
Greenstone (Au)	Equinox Gold Corp. (Canada)[1]	1.26% Stream	Exploration Stage

Open pit mine, mesothermal deposit, mineralization in quartz-iron carbonate veins, irregular masses of gold-bearing pyrite and arsenopyrite in iron formations, feldspar rich porphyry and thin, irregular veinlets of iron sulphide.

Dedicated gold processing plant

Operating since May 2024. Key mining and environmental permits are in force. Permit amendments may be required as mine plans and operations evolve; no specific permit expiry dates have been publicly disclosed.

Kiaka (Au)	West African Resources Limited (Burkina Faso)	2.7% NSR[2]	Exploration Stage	Open pit mine, mineralization in disseminated and vein styles.	Dedicated gold processing plant	Operating since June 2025. The primary mining license is valid until 2036, with five-year renewal options thereafter.
Mercedes (Au, Ag)	Bear Creek Mining Corp. (Mexico)	2.0% NSR	Exploration Stage	Underground mine, epithermal deposit, mineralization in zones of veins, stockwork and breccias.	Dedicated gold and silver processing plant	Operating since 2011. Multiple mining and operating licenses are in place, with reported expiry dates ranging from 2033 to 2052. Ongoing operations are subject to routine renewals and amendments.

Project Name and Metals	Operator and Jurisdiction of Property	Interest	SK1300 Project Stage	Mine Types and Mineralization Styles	Process Plant and other available facilities	Property Status

Kolpa (Cu)	Endeavour Silver Corp. (Peru)[3]	95.8% Stream	Exploration Stage	Underground and open pit mine, epithermal deposit, mineralization in multiple veins comprised of pyrite, sphalerite, galena, argentiferous galena, chalcopyrite and gray coppers.	Dedicated polymetallic processing plant	Operating for over 25 years. Mining and operating permits are in force.
Blackwater (Au)	Artemis Gold Inc. (Canada)	0.21% NSR[4]	Exploration Stage	Open pit mine, epithermal deposit, mineralization in stockwork-veined and disseminated sulphides.	Dedicated gold processing plant	Operating since January 2025. Key mining and environmental permits are in force. Permit amendments may be required as operations and mine plans are modified over time.
Toega (Au)	West African Resources Limited (Burkina Faso)[5]	2.7% NSR	Exploration Stage	Mineralization in sulphide, quartz veins, planned as an open pit mine.	Satellite deposit to Sanbrado, which has dedicated gold processing plant	Construction activities underway since early 2025, with first ore expected in Q1 2026. Mining license expiry in 2032 with 5-year renewals afterwards.
Rosh Pinah (Ag, Zn, Pb)	Appian Capital Advisory (Namibia)	90% Stream	Exploration Stage	Underground mine, sedimentary exhalative, volcanogenic massive sulphide deposit	Dedicated processing plant	Operating for over 55 years. Key mining licenses are in force with a reported expiry in 2035, subject to renewal. A major expansion project is underway, expected to be completed in H2 2026.
Santa Rita (Ni, Cu, Co, PGMs)	Appian (Brazil)	2.75% NSR	Exploration Stage	Open pit mine with potential UG mine life extension. Magmatic nickel sulphide deposit.	Dedicated processing plant

Operating since 2019 as an open pit mine. Existing permits support current operations. A potential transition to large-scale underground mining is under technical evaluation and would require additional permits, regulatory approvals, an investment decision and construction.

Vittangi (Graphite)	Talga Group Ltd. (Sweden)	1.0% NSR	Exploration Stage	Mineralization in sub-vertical, lithologically continuous units of fine-grained graphite, planned as an open pit mine.	None, requires construction

Pre-construction stage. Major environmental and mining permits have been granted and key regulatory milestones cleared. The project is advancing engineering and offtake arrangements ahead of a final investment decision and construction.

Converse (Au, Ag)	Roxmore Resources Inc. (USA)	1.0% NSR	Exploration Stage	Mineralization occurs as skarn deposits and disseminated. Planned as an open pit mine.	None, requires construction

Asset has historical technical studies that are not SK-1300 compliant. The operator is conducting confirmatory drilling and preliminary technical studies. The project requires additional exploration, permitting, technical work and an investment decision prior to construction.

Cuiú Cuiú (Au)	Cabral Gold Inc. (Brazil)	1.5% NSR	Exploration Stage	Mineralization in stockwork/sheeted veinlet systems within altered shear zones. Planned as an open pi mine.	None, requires construction	Construction activities of the Heap Leach Starter Project underway since Q4 2025, with expected commercial production in Q4 2026.

Project Name and Metals	Operator and Jurisdiction of Property	Interest	SK1300 Project Stage	Mine Types and Mineralization Styles	Process Plant and other available facilities	Property Status

El Pilar (Cu)	Southern Copper Corp. (Mexico)[6]	1.0% GRR	Development Stage	Copper oxide mineralization, proposed open pit mine.	None, requires construction	The project has been disclosed by the operator as board-approved. Construction is expected to commence in 2026, subject to final permitting, regulatory approvals and execution planning.
Hackett River (Zn, Ag, Cu, Pb, Au)	Glencore Canada Corp. (Canada)	2.0% NSR	Exploration Stage	Sulphide mineralization occurs in tabular semi-massive to massive lenses. Planned as an open pit mine.	None, requires construction

Exploration stage asset with historical technical studies that are not SK-1300 compliant. Project development is not currently active, and no recent exploration or permitting activities have been disclosed. Further technical work, permitting and infrastructure development would be required prior to advancement.

Mason (Cu, Au, Mo, Ag)	Hudbay Minerals Inc. (USA)	0.4% NSR	Exploration Stage	Large tonnage copper-molybdenum porphyry. Planned as an open pit mine.	None, requires construction

The operator is advancing technical studies and stakeholder engagement. The project requires further technical work, environmental approvals, mining permits and an investment decision prior to construction.

Pilar (Au)	Pilar Gold Inc. (Brazil)	1.0% NSR	Exploration Stage	Mineralization in narrow fault and fill veins, underground mine.	Dedicated gold processing plant in care and maintenance

Placed on care and maintenance in 2024 and entered judicial recovery proceedings. Existing permits remain in place. A potential restart is contingent on financial restructuring, regulatory approvals and operational readiness, with guidance indicating a possible restart in H2 2026.

Prairie Creek (Zn, Pb, Ag)	NorZinc Ltd. (Canada)	1.2% NSR	Exploration Stage	Mineralization primarily in quartz veins, along with stratabound and stockwork. Planned as an open pit mine.	None, requires construction

A non-SK-1300 compliant preliminary economic study was published in 2021. Limited development updates have been disclosed since, and further technical work, permitting and infrastructure approvals would be required prior to construction.

Adi Dairo (Cu, Zn, Au)	Sun Peak Metals Corp. (Ethiopia)	1.0% NSR	Exploration Stage	Potential VMS deposits	None, requires construction

No active exploration programs have been disclosed, and no economic mineral deposit has been defined. The project would require further exploration, technical studies and permitting prior to development.

Project Name and Metals	Operator and Jurisdiction of Property	Interest	SK1300 Project Stage	Mine Types and Mineralization Styles	Process Plant and other available facilities	Property Status

Ajax (Cu, Au, Ag)	KGHM/Abacus Mining & Exploration Co (Canada)	1.5% NSR	Exploration Stage	Potential copper-gold porphyry	None, requires construction	No active exploration programs have been disclosed, and no economic mineral deposit has been defined on the royalty claims.
Bobosso (Au)	Montage Gold Corp. (Cote d’Ivoire)	1.0% NSR	Exploration Stage	Potential orogenic gold	None, requires construction	No active exploration programs have been disclosed, and no economic mineral deposit has been defined.
Del Norte (Au, Ag)	Teuton Resources Corp. (Canada)	1.0% NSR	Exploration Stage	Potential gold veins and gold-bearing massive sulphides	None, requires construction	Active exploration has been disclosed, with further surface sampling planned in 2026. No economic mineral deposit has been defined.
Golden Sidewalk (Au)	Prosper Gold Corp. (Canada)	2.0% NSR	Exploration Stage	Potential gold veins and gold-bearing massive sulphides	None, requires construction	No active exploration programs have been disclosed, and no economic mineral deposit has been defined.
Midas (Au, Ag)	Teuton Resources Corp. (Canada)	1.0% NSR	Exploration Stage	Potential gold veins and gold-bearing massive sulphides	None, requires construction	No active exploration programs have been disclosed, and no economic mineral deposit has been defined.
Mocoa (Cu, Mo)	Libero Copper (Colombia)	2.0% NSR	Exploration Stage	Large scale copper porphyry	None, requires construction

Active exploration along with a non SK-1300 compliant resource update published in November 2025. The project requires additional drilling, technical studies, permitting, financing and an investment decision prior to construction.

Nefasit (Cu, Zn, Au)	Sun Peak Metals Corp. (Ethiopia)	1.0% NSR	Exploration Stage	Potential VMS gossans	None, requires construction	No active exploration programs have been disclosed, and no economic mineral deposit has been defined.
Pacaska (Au, Cu)	Copper Standard Resources Inc. (Peru)	0.5% NSR	Exploration Stage	Potential gold-copper porphyry	None, requires construction	No active exploration programs have been disclosed, and no economic mineral deposit has been defined.
Primavera (Au, Cu)	Equinox Gold Corp. (Nicaragua)	1.5% NSR	Exploration Stage	Gold-copper porphyry	None, requires construction	Asset has a historical mineral resource that is not SK-1300 compliant. The project requires further exploration, updated technical studies, permitting and an investment decision prior to construction.
Wiluna (Uranium)	Toro Energy Ltd. (Australia)	2.0% NSR	Exploration Stage	Potential uranium oxide mineralization	None, requires construction	Requires further exploration drilling, technical studies, resource definition and legal clarity on uranium projects in Western Australia to continue project development.

Project Name and Metals	Operator and Jurisdiction of Property	Interest	SK1300 Project Stage	Mine Types and Mineralization Styles	Process Plant and other available facilities	Property Status

Zuun Mod (Mo, Cu)	Erdene Resource Development Corp. (Mongolia)	1.5% NSR	Exploration Stage	Large scale moly porphyry	None, requires construction	Project under active exploration, with a non SK-1300 compliant mineral resource update published in October 2025. The key mining license is valid until 2081.

Notes:

(1)	Greater of (i) 1.26% of monthly production at Greenstone Mine (100%); or (ii) 350 koz Au, until 63,000 Au have been delivered; gold deliveries subject to per-ounce payments equal to 20% of the prevailing spot gold price at time of delivery.
(2)	2.7% NSR royalty (100% basis) until royalty payments total $22.5 million; 0.45% NSR royalty thereafter until 1.5 Moz produced.
(3)	Greater of (i) 95.8% of produced copper and (ii) 0.03 tonnes of copper per tonne of produced lead until 6,000 tonnes of cooper delivered; 71.85% of produced cooper until 10,500 tonnes of copper delivered; 47.9% of produced copper thereafter; copper deliveries subject to payments equal to 10% of spot price.
(4)	0.21% net smelter returns royalty applicable to approximately 35-50% of production (Versamet management estimate).
(5)	2.7% NSR royalty (100% basis) until 2.5 Moz Au produced; 0.45% NSR royalty on the next 1.5 Moz Au.
(6)	1.0% gross revenue royalty excluded first 85 Mlbs of payable copper production.

Title, Mineral Rights, Leases or Options and Acreage Involved

The titles, mineral rights, leases, and options involved with our royalty and streaming interests vary depending on the country and include exploitation concessions, unpatented and patented claims, fee lands, mining leases and prospecting and mining licenses. We have an indeterminable number of acres relating to our royalty and streaming interests because our interests do not always cover 100% of each property. See “ – Material Property”, below, for information about the specific titles, mineral rights, leases, options and acreages involved at our material properties.

Key Permit Conditions

Operators of the mines that are subject to our royalty and streaming interests must comply with environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the countries where we hold interests. Although we, as a royalty or streaming interest owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties against the operators, which could have a material adverse effect on our results of operations and financial condition.

In general, we have no decision-making authority regarding the development or operation of the mineral properties underlying our royalty and streaming interests. Operators make all development and operating decisions, including decisions about permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters, and temporary or permanent suspension of operations.

Mineral Resources and Mineral Reserves

Certain of the owners and operators of the projects underlying our interests have prepared and disclosed Mineral Resources and Mineral Reserve estimates which have been estimated with the CIM Definition Standards and NI 43-101 and JORC. In certain cases, SK1300 allows disclosure of such Mineral Resources and Mineral Reserves only where we or the owner or operator have prepared and filed a SK1300 technical report summary with the SEC.

Section 1303(a)(3) of SK1300 provides that a registrant with a stream, royalty or other similar right may omit certain information required by the summary disclosure requirements if the registrant specifies the information to which it lacks access, explains the reason it lacks the required information and provides all required information that it does possess or which it can acquire without incurring an unreasonable burden or expense. As a result of the relief provided to royalty holders under SK1300, the disclosure contained herein does not include estimates of Mineral Resources or Mineral Reserves that have been prepared by the owners and operators of the projects underlying our interests, where such estimates are not contained in an SK1300 technical report summary.

There is only one project that has a publicly available SK1300 technical report summary, which is presented below:

SK1300 Mineral Resource and Reserve Estimate for the El Pilar project in Sonora, Mexico, owned by Southern Copper Corp.

-	Resources disclosed in the report “El Pilar Project, S-K 1300 Technical Report Summary” dated February 28, 2022 and referenced in Southern Copper Corp’s 10-K filed on March 3, 2025.
-	Resources effective December 31, 2021.
-	Resources reported on a break-even profit basis and constrained within a pit shell outlined using a copper price assumption of $3.795/lb.

-	Reserves disclosed in the report “El Pilar Project, S-K 1300 Technical Report Summary” dated February 28, 2022 and referenced in Southern Copper Corp’s 10-K filed on March 3, 2025
-	Reserves effective December 31, 2021
-	Reserves were estimated inside an ultimate pit at a constant copper price of $3.30/lb.

MATERIAL PROPERTIES

The following is a description of our stream and royalty interests on the Eskay Creek Mine, Kiaka Mine and Greenstone Mine, which we consider to be our material properties in accordance with SK1300.

Certain information regarding the Eskay Creek Mine, Kiaka Mine and Greenstone Mine as contemplated under the SK1300 has not been included herein on the basis that it is unavailable to us in our capacity as a royalty holder on the applicable properties and that obtaining such information would result in an unreasonable burden and expense. Such excluded information includes: (a) Mineral Resources and Mineral Reserves estimates disclosed in accordance with SK1300, including material assumptions relating to modifying factors; (b) the total cost for or book value of the underlying property and its associated plant and equipment; and (c) descriptions of significant encumbrances on the property.

ESKAY CREEK MINE TECHNICAL INFORMATION

One of Versamet’s flagship assets is a gold stream on the Eskay Creek Mine, which is 100% owned by Skeena Resources Ltd. The stream entitles Versamet to 3.52% of gold produced. Construction of the mine is underway, at 49% complete as of March 31, 2026, with first gold pour anticipated in the second quarter of 2027.

Sources of Information

The following information is sourced from Skeena’s disclosure filed under Skeena’s SEDAR+ profile, including but not limited to the 2025 Annual Information Form, the Eskay Creek 2023 NI 43-101 Updated Feasibility Study and Skeena News Releases.

Versamet does not own or operate the asset and does not have access to full operational information. Some items that Versamet lacks access include daily and weekly operational data, internal reports and estimates, updated drill hole and assay data bases, topographic surveys and others.

Location

The Project is located in the Golden Triangle region of British Columbia, Canada, 83 km northwest of Stewart, on the eastern flanks of the Coast Mountain ranges. Access to the Project is via Highway 37 (Stewart Cassiar Highway). The Eskay Mine Road is an all-season gravel road that connects to Highway 37 approximately 135 km north of Meziadin Junction. Travel to the planned mine site from local population centres will be primarily by Highway 16 (e.g. Terrace or Smithers) and via Highway 37 north to the Bob Quinn and Eskay Mine Access road junction. The Project is situated at an elevation of 800 m above sea level at 56° 39’ 13.9968” N and 130° 25’ 44.0004” W.

The Project is located in a northern temperate climate with moderately warm summers and cold dry winters. Exploration activities can be curtailed by winter conditions. The previous mining operation was conducted on a year-round basis, and it is expected that any future operations will also be year-round. Support services for mining and other resource sector industries in the region are provided primarily by the communities of Smithers (pop. 5,400) and Terrace (pop. 12,700). The closest tidewater port to the project is in Stewart, approximately 260 km from the Project by road. Stewart is an ice-free shipping location and provides year-round access for bulk shipping

400000
425000
450000
475000
6325000
6300000
6275000
6250000
6225000
6200000
Yukon
NWT
Map Area
Alberta
British Columbia
ESKAY CREEK PROJECT
USA
Bob Quinn Lake
Eskay Creek Mine Rd
37
Bell II
Hwy 37
Eskay Creek
Brucejack
Brucejack Mine Road
37
Hwy 37A
37A
Meziadin Juncti
Stewart
Legend
City/Town
Mine/Past Producer
Airport
Controlled Access Road
Paved Highway
Eskay Creek Project Boundary
Skeena Resources Limited
Date: 29-Nov-2023
Author: M. Mayer
Filename: 230717_EC_TechnicalReport.aprx
SKEENA RESOURCES
Eskay Creek Au-Ag Project
Location of the Eskay Creek Project
Skeena Mining Division - NTS 104B09
British Columbia, Canada
Scale: 1:600,000
Coord. System: NAD 1983 UTM Zone 9N
0
6.5
13
19.5
26
Kilometers
N

Property Description

The Project covers a total of 7,666.02 ha and consists of 51 mineral claims totaling 5,835.76 ha, and eight mineral leases totaling 1,830.26 ha. Of these, two mineral claims are jointly held by Skeena (66.67%), and Canagold Resources Ltd. (33.33%), and three mineral leases are jointly held by Skeena (66.6667%), and Canagold Resources Ltd. (33.3333%). The remaining mineral claims and mineral leases are 100% Skeena-owned. Where on-ground work commitments have not been met, Skeena has made cash-in-lieu payments as stipulated under the BC Mineral Tenure Act Regulation.

Skeena holds the following surface rights interests:

●	Surface lease number 634309 (December 24, 1994) between the Province of BC and Prime Resources Group Inc.; interest assigned to Skeena;
●	Surface lease number 740715 (July 25, 2004) between the Province of BC and Optionor; interest assigned to Skeena;
●	Special Use Permit S17635: for the use of the Eskay Creek road;
●	Permitted Mine Area authorized under Mines Act M197 – August 2023;

●	Temporary Licence of Occupation SK945110.

Legend
Cat Trail
Eskay Creek Mine Road
Mineralized Zones Plan View
Eskay Creek Claim Boundary
Other Mineral Claims/Leases
Surface Lease
Eskay Claim Ownership
Skeena Resources Limited 100%
Skeena Resources Limited 66.67% & Canagold Resources Ltd. 33.33%
Eskay Lease Ownership
Skeena Resources Limited 100%
Skeena Resources Limited 66.67% & Canagold Resources Ltd. 33.33%
ESKAY CREEK PROJECT
Map Area
British Columbia
Alberta
Yukon
NWT
740715
634309
316357
316358
316359
252966
252967
Skeena Resources Limited
Date: 10-Nov-2023
Author: M. Mayer
Filename: 230717_EC_TechnicalReport.aprx
SKEENA RESOURCES
Eskay Creek Au-Ag Project
Eskay Creek Project Land Tenure
Skeena Mining Division - NTS 104B09
British Columbia, Canada
Scale: 1:40,000
Coord. System: NAD 1983 UTM Zone 9N
0 0.5 1 1.5 2
Kilometers
N

A 1% net smelter return (NSR) royalty on the entire Eskay Creek land package was payable to Barrick, with Skeena able to repurchase half (0.5%) of that royalty. On September 23, 2022 Skeena bought the 0.5% NSR, leaving a 0.5% royalty payable to Barrick. On September 29, 2022, Barrick closed the sale of a portfolio of 22 royalties, including the 0.5% royalty with Skeena, to Maverix Metals Inc. (Maverix). Maverix was acquired by Triple Flag Precious Metals Corp. (Triple Flag) in early 2023. This royalty is payable on all of the Mineral Reserves. On December 30, 2022, Skeena granted a 0.5% NSR on the Eskay Creek Land package to Franco-Nevada Corp. (Franco-Nevada) in exchange for a closing cash consideration of C$27 M and contingent cash consideration of C$1.5 M. This royalty is payable on all of the Mineral Reserves. Subsequent to the Report effective date, on December 18, 2023, Skeena concluded a financing package with Franco-Nevada. The package included the sale of a 1.0% NSR royalty on Eskay Creek for C$56 million over all of the land packages that make up the Project. With this incremental royalty purchase, Franco-Nevada now holds a 2.5% NSR on the Project.

On June 25, 2025 Skeena Resources Limited announced a US$750m financing package with Orion Resource Partners (“Orion”), including a US$100m equity investment, a US$200m gold stream with the option to buy back up to 66.7% of the stream, a US$350m senior secured loan and a US$100m cost over-run facility. On March 31, 2026, Skeena exercised the buy back on the stream, reducing the stream percentage from 10.55% to 3.52%. The resulting gold stream was subsequently acquired by Versamet Royalties.

History and Exploration

Prior to Skeena acquiring its Project interest, companies that had been involved in the Project area included: Premier Gold Mining Co. Ltd., MacKay Gold Mines Ltd., Canadian Exploration Ltd., American Standard Mines Ltd., Pioneer Gold Mines of B.C. Ltd., New York-Alaska Gold Dredging Corp., Western Resources Ltd., Stikine Silver Ltd., Canex Aerial Exploration Ltd., Mount Washington Copper Co., Newmont Mining Corp., Kalco Valley Mines Ltd., Texas Gulf Canada Ltd., May-Ralph Resources Ltd., Ryan Exploration Ltd. (U.S. Borax), Kerrisdale Resources Ltd., Consolidated Stikine Silver Ltd., International Corona Corp., Homestake Canada Inc., and Barrick Gold Inc. Work completed included: prospecting, geological mapping and reconnaissance, rock, stream, sediment, and soil geochemical sampling, trenching, surface geophysical surveys (electromagnetic (EM), very low frequency (VLF), ground magnetic/VLF-EM, induced polarization (IP), seismic refraction, University of Toronto electro-magnetic system (UTEM)), borehole geophysics (frequency domain EM (FEM)) core drilling, exploration adit and underground development, petrography, and mining studies.

Underground mining operations were conducted from 1994 to 2008. From 1995–2006, ore was direct-shipped after blending and primary crushing. From 1998 to closure in 2008, ore was also milled on site to produce a shipping concentrate.

Skeena has completed geological mapping, soil and grab sampling, rotary air blast (RAB) and core drilling, an airborne light detection and ranging (LiDAR) and photo acquisition survey, metallurgical testwork, environmental testwork and supporting studies, and mining studies. A preliminary economic assessment (PEA) was completed in 2019 (2019 PEA), a pre-feasibility study in 2021 (2021 PFS), and a feasibility study in 2022 (2022 FS). The current, updated, feasibility study (2023 FS) was completed in 2023.

Geological Setting, Mineralization and Deposit Types

Geology

The Project is located along the western margin of the Stikine Terrane, within the Intermontane Tectonic Belt of the Northern Cordillera. It is hosted within the Jurassic rocks of the Stikinia Assemblage at the stratigraphic transition from volcanic rocks of the uppermost Hazelton Group to the marine sediments of the Bowser Lake Group.

In the Project area, stratigraphy comprises an upright succession of the Lower to Middle Jurassic Hazelton Group, including andesite, marine sediments, intermediate to felsic volcaniclastic rocks, rhyolite, contact mudstone (host to the main Eskay Creek deposits), and basaltic/andesitic sills and flows. This sequence is overlain by mudstones and conglomerates of the Bowser Lake Group.

These rocks are folded into a gently, northeast-plunging fold, the Eskay Anticline, and are cut by north-, northwest- and northeast-trending fault structures. Regional metamorphic grade in the area is lower greenschist facies.

Mineralization

Several styles of stratiform and discordant mineralization are present Eskay Creek, defined over an area approximately 1,400 m long and as much as 300 m wide. Distinct zones have been defined by variations in location, mineralogy, texture, and precious metal grades.

Stratiform-style mineralization is hosted in black carbonaceous mudstone and sericitic tuffaceous mudstone of the Contact Mudstone, located between the footwall Eskay Rhyolite member and the hanging wall Willow Ridge andesite unit. The stratiform-hosted zones include the 21A, 21B, 21Be, 21C, 21E, and North Extension (NEX). Stratigraphically above the Contact Mudstone, and usually above the first basaltic sill, the mudstones also host a localized body of base metal-rich, relatively precious metal-poor, massive sulphides referred to as the Hanging Wall (HW) Zone. Stratabound-style mineralization is also hosted stratigraphically below the Rhyolite and is hosted within the Lower Mudstone, Dacite, Even Lower Mudstone and Footwall Andesite, in the 23 Zone (formerly Lower Package Zone). Stockwork and discordant-style mineralization at Eskay Creek is hosted in the Rhyolite within the PMP, 109, 21A, 21B-, 21Be, 21C, 21E, Water Tower, and 22 Zones.

Gold and silver occur as electrum and amalgam while silver mainly occurs within sulphosalts. Precious metal grades generally decrease proportionally with a decrease in total sulphides and sulphosalts. Clastic sulphoside beds contain fragments of coarse-grained sphalerite, tetrahedrite, and lead–sulphosalts, with lesser freibergeite, galena, pyrite, electrum, amalgam, and minor arsenopyrite. Stibnite occurs locally in late veins, as a replacement of clastic sulphides, and appears to be confined to the central, thickest part of the deposit, suggesting a locus for late hydrothermal activity. Cinnabar is rare and is found associated with the most abundant accumulations of stibnite. Barite occurs as isolated clasts, in the matrix of bedded sulphides and sulphosalts, and also as rare clastic or massive accumulations of limited extent. Barite is more common towards the north end of the deposit.

Deposit Types

The Eskay Creek deposit is generally classified as an example of a high-grade, precious metals-rich epithermal volcanogenic massive sulphide (VMS) deposit; however, it has also been suggested to be an example of a subaqueous hot spring gold–silver deposit.

Drilling

Surface drilling has been carried out by multiple operators, with the first drilling on the property by Unuk Gold in 1934. Between 1934 and 2004, 1,655 surface core drill holes (377,667.1 m) were drilled. Six underground core holes (224.64 m) were drilled in 1964 at the Emma adit, and 6,149 underground core drill holes (317,381.3 m) were completed from 1991 to 2008. From 2018 to 2022, Skeena drilled 1,101 core surface holes (183,440.54 m). No underground drilling has been undertaken to date.

Sampling, Analysis and Data Verification

Limited information is available for procedures used during the exploration programs carried out before 2004. The drill core was logged using DLOG computer programs for data entry as well as for drill log printing. Information collected included lithology, mineralization, textural descriptions, rock colour, structure, core recovery, and rock quality designation (RQD). Skeena currently does not have access to the legacy RQD and recovery data. Underground collar location surveys were performed by the mine surveyors. These provided accurate collar locations for the holes, and a check on the initial azimuth and dip was recorded for each drill hole. Prior to 2004, most of the underground drill holes in the database were surveyed downhole using a Sperry Sun Single Shot instrument, with readings taken every 60 m, or by acid tubes, with readings every 30 m. In early 2004, downhole surveying used an Icefield Tools M13 instrument. This provided azimuths and dips for each hole every 3 m down the hole. Readings were reviewed by staff and inaccurate entries were removed from the database. All collar and survey information were tabulated in master files within the DLOG drill hole location maps and cross-sections.

During the Skeena drill programs, core was geologically logged for lithology, alteration, veining, mineralization, and structural features. Geotechnical data such as recovery, RQD, longest stick, and magnetic susceptibility were recorded. Skeena recorded geological and geotechnical information into a GeoSpark database. Core was photographed wet. Surface drill hole collars were initially located using hand-held global positioning system (GPS) units and surveyed at the end of the drill program using a Trimble differential GPS (DGPS). Down hole orientation surveys for surface drill holes were taken approximately every 30 m down the hole using a multi-shot Reflex orientation tool.

Drill hole spacing throughout the orebody varies from 5 m, where underground production drilling encountered complex areas, to 25 m between surface drill holes. The average drill hole spacing is approximately 10–15 m throughout the deposit. As the drill holes cut the mineralization at different angles, each drill hole has different true widths. In general, the true width is estimated to be 70–100% of the interval length.

Historically, sampling at Eskay Creek was selective and primarily based on visual estimations of sulphide percent. All sample intervals sent to the laboratory were tested for gold and silver; however, lead, copper, zinc, mercury, antimony, and arsenic were inconsistently sampled from one drilling campaign to the next. For underground drilling, lead, copper, zinc, mercury, antimony, and arsenic were assayed when samples exceeded 8 g/t gold equivalent (AuEq; where AuEq equaled Au + (Ag/68)). Legacy sampling intervals were variable. Prior to 2003, sample intervals varied from about 0.25 m to 1.5 m, though the optimum sample interval was 1.0 m. Sample intervals were always contained within one geological unit and did not straddle contacts. During 2004, sample intervals were typically on 1 m intervals, but smaller increments were applied where necessary to honour geological contacts.

During Skeena’s drill programs, 1 m assay intervals were established when visible mineralization was first observed, and then uniform intervals were continued down the drill length until there is no evidence of mineralization. Assay intervals honoured geological contacts to a minimum of 0.5 m and a maximum of 1.5 m.

Specific gravity (SG) measurements are available from both historical and Skeena programs. Historically, the following formula was used to determine SG: SG = (Pb + Zn + Cu) * 0.03491 + 2.67 (where all metals are reported in %).

During Skeena’s campaigns, SG samples were collected at the rate of one in every 20 m down the hole. A whole piece of competent core (10–15 cm in length) was selected and measured using the water displacement method. A total of 9,115 SG measurements were taken between 2018–2023, and are categorized according to dominant lithology type and mineralization zone. Depending on lithology and mineralization, the SG values range from 2.63–3.89. Specific gravity was coded into the resource model using rock type divisions per estimation zone or rock type.

Laboratories used for sample preparation and analysis during legacy programs, where known, include: Independent Plasma Laboratories (IPL; independent, accreditations not known), the Eskay Mine laboratory (not independent, not accredited), Bondar Clegg (independent, ISO 9002), and Acme Analytical (Acme; independent, ISO 9001:2000). Skeena used the ALS sample preparation facility in Kamloops (ALS Kamloops), which is independent and accredited. Analysis was completed at the ALS facility in Vancouver (ALS Vancouver), which holds ISO 17025 accreditation for selected analytical methods. Both laboratories are independent of Skeena. SGS Canada, located in Burnaby, BC (SGS), was used to independently test pulp duplicates and a select number of standards. SGS holds ISO 17025 accreditations for selected analytical techniques, and is independent of Skeena.

Legacy sample preparation and analytical methods varied by laboratory and over time, and typically consisted of crushing to -10 mesh, followed by pulverizing to -15, or -150. Skeena’s samples were commonly crushed to -10 mesh then pulverized to -200 mesh.

Legacy analytical methods included:

●	IPL: Gold was assayed by fire assay with an atomic absorption (AA) finish. All gold values >1.00 g/t were re-assayed by fire assay and finished gravimetrically. Silver was assayed by fire assay with an AA finish. Analysis for lead, zinc, copper, arsenic, and antimony was done by an ore grade assay method using AA. Mercury analysis consisted of an aqua regia digestion and inductively-coupled plasma (ICP) finish;
●	Eskay Mine laboratory: Gold was assayed by fire assay with an AA finish. For analysis for zinc, antimony, copper, and lead, a 0.20 g sample was digested in a heated solution of tartaric, nitric, perchloric and hydrochloric acids, and finished by AA. For mercury and arsenic, a 1.00 g sample was digested in a heated solution of nitric, perchloric and hydrochloric acids and finished by AA;
●	Bondar Clegg: Gold and silver were assayed by fire assay with an AA finish. Silver, lead, zinc, copper, arsenic, and antimony were analyzed using an aqua regia digest followed by an ICP atomic emission spectroscopy (AES) finish. Mercury was analysed using an aqua regia digest, with a cold vapour AAS finish
●	Acme: Gold was assayed by fire assay with an ICP mass spectrometry (MS). Overlimit grades (> 30 g/t Au) were re-assayed using fire assay with gravimetric finish. Silver was assayed using an aqua regia digest with an ICP–MS finish. Overlimit grades (>300 g/t Ag) were re-assayed using fire assay with an ICP–MS finish. Lead, zinc, copper, arsenic, and antimony were assayed using an aqua regia digest, with an ICP atomic emission spectroscopy (AES) or ICP–MS finish.

Analytical methods used during the Skeena programs included:

●	Gold: 50 g sample; fire assay with AA finish (LDL: 0.01 g/t; ALD: 100 g/t); Overlimit fire assay with gravimetric finish (LDL: 0.05 g/t; ALD: 10,000 g/t);
●	Silver: 50 g sample; fire assay with gravimetric finish (LDL: 5 g/t; ALD: 10,000 g/t). Overlimit concentrate and bullion grade fire assay with gravimetric finish (LDL: 0.07 g/t; ALD: 995,000 g/t);
●	Multi-element suite: either 0.25-g sample, four-acid digest, ICP–AES finish; or 0.1 g sample, lithium borate fusion, ICP–MS finish. AES finish prioritized in database for most elements. As at March 2022, the ME_MS81 method took precedence for barium, gallium, lanthanum, uranium, and thorium due to incomplete digest of barium using four-acid digest;
●	Arsenic, copper, lead zinc: overlimit, 0.4 g sample, four-acid digest, ICP or AA finish;
●	Sulphur: overlimit; 0.1 g sample, LECO method (LDL: 0.01%, ADL: 50%);
●	Mercury: aqua regia digest with ICP-AES finish (LDL: 1 ppm, ADL: 100,000 ppm);
●	Antimony: overlimit; 0.2–0.4 g sample, hydrochloric acid-potassium chlorate digest (LDL: 0.1%, ADL: 100%).

The Eskay Creek mine initiated quality assurance and quality control (QA/QC) measures into their sample stream in 1997. With progressive years the QA/QC protocol became more comprehensive and detailed.

Skeena implemented a formal QA/QC program, consisting of included submission of blanks, certified reference materials (standards), duplicates, and completion of a check assay program. All quality control issues were immediately addressed, and repeat batches were conducted if questionable data was encountered. Quality control reports documented the type, quantity, and outcome of the quality control assessment, all of which show good performance and assay data integrity.

Internal data verification by Skeena personnel consisted of review of database inputs. Data were manually checked for errors and gaps prior to database upload, and where issues arose, these were corrected. A number of verification programs were completed on historical data and in support of technical reports on the Project by third-parties, in the period 2004–2022. No material issues were identified during these programs.

Mineral Processing and Metallurgical Testing

Test work was conducted by, or supervised by, the independent metallurgical facilities Blue Coast Research, Parksville B.C., and Base Metallurgical Laboratories, Kamloops, B.C., in the period 2018–2023. Tests included: mineralogy, comminution, open and locked cycle flotation, whole ore leaching, gravity, variability, bulk sample, concentrate treatment, solid–liquid separation, filtration tests, and reagent selection and refinement.

The proposed process flowsheet has been refined and modified over time, with the current preferred option representing a conventional flowsheet consisting of a single rougher flotation stage and a single cleaning circuit producing a high-grade gold–silver concentrate. The 2023 FS uses information from earlier programs in support of flowsheet design and simplification. The 2023 test work was based on three large composite samples from drill core, representing different Mudstone to Rhyolite ratios that would be encountered at different phases of the proposed mine life. Detailed mineralogy was completed for each of the 2023 composites including mineral abundance and sulphide liberation analysis. Mineralogy between the composites was relatively similar. Comminution tests were completed prior to the 2023 FS, and consisted of determination of SG, abrasion index, drop weight index, Bond rod work index, Bond ball mill index test work, and SMC comminution tests. 2023 test work consisted of IsaMILL “signature plot” testing for assessing the specific energy required for fine grinding. The signature plot provides a relationship between product size and energy input for mill sizing.

A significant volume of flotation test work was completed during the four earlier stages of metallurgical evaluations using materials from the Eskay Creek deposit. The 2023 FS adopted a significant change to the flotation process, which consisted of the introduction of high addition rates of flotation collector addition in the primary grinding mill. Introducing collector in the grinding process allows for better adsorption onto sulphide minerals in the face of competing organic minerals in the ores. This allowed for process circuit optimization opportunities. A number of open circuit flotation tests were completed to confirm a relationship between primary grind particle size distributions and expected flotation recovery for gold and sulphur. A range of different chemistries were trialed. Each of the 2023 composites, along with a Rhyolite composite, underwent lock cycle tests under different conditions. The lock cycle results demonstrate that the gold recovery values are expected to be consistent at 80–82% of contained gold, although with different concentrate grades. Recovery forecasts will vary over the proposed LOM plan, based on the proportion of lithologies planned to be treated each year, and the head grades. Gold and silver recovery rates are expected to range from 80.8–84.2% with an average LOM recovery of 83.0% for gold, and range from 89.0–94.2% with an average LOM recovery of 90.5% for silver. High arsenic levels are expected for the first year before dropping to below penalty levels. Mercury penalties are expected for all production years; however, mercury will peak at approximately 1.5% of revenues in Year 1 and drop to approximately 0.3% of revenues for the remainder of the mine life. Sulphur in concentrate is expected to average 35% over the mine life.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

Mineral Resources have been prepared under NI 43-101 reporting regime and are not compliant in accordance with Item 1300 of Regulation S-K. Reporting of Mineral Resources is omitted as per Section 1304(a)(2) of SK1300.

Mineral Reserve Estimate

Mineral Reserves have been prepared under NI 43-101 reporting regime and are not compliant in accordance with Item 1300 of Regulation S-K. Reporting of Mineral Reserves is omitted as per Section 1304(a)(2) of SK1300.

Mining Operations

The mine plan assumes conventional open pit mining methods and the use of conventional equipment. Two open pits are planned, a larger northern pit, and smaller southern pit. Pit designs were developed for the north and south pit areas. The initial phases were designed for the purpose of obtaining a technical sample and necessary NAG waste material to create supporting infrastructure. The north pit will consist of an additional six main phases, while the south pit will consist of a single small phase. The pit optimization shells used to determine the ultimate pits were also used to outline areas of higher value for targeted early mining and phase development. The south pit is significantly smaller than the north pit, and is likely to be mined near the end of the mine schedule. The south pit generally has harder rock and lower gold grades. Rhyolite is the dominant rock type that will remain in the mined-out pit walls before reclamation.

A total of 11 pit phases are planned, for a nine-year mine life, with a three-year pre-production period. Mining will be initiated in the north pit starting with phase 1 and will continue sequentially by phase through to the last northern pit phase, phase 10. The south pit (phase 11) will be mined when all the pit phases in the north pit are complete.

Mine planning indicates that the northern end of the open pit will intersect Tom MacKay Creek requiring the provision of a water diversion channel to re-route flowing water along a bench of the Phase 9 pit before re-entering the existing Tom MacKay Creek downstream.

NAG and potentially acid generating (PAG) waste material contained in the ultimate pits are estimated at about 166.50 Mt and 151.39 Mt, respectively. The total amount of waste within the pits in the mine plan is 317.89 Mt. PAG waste will be sent to the Tom MacKay Storage Facility (TMSF) for subaqueous disposal. NAG waste will be stored in the MRSA.

Two ore stockpiles will be used:

●	Low-grade stockpile: material with C$24.45/t ($18.81/t) <NSR <C$39/t ($30/t);
●	Medium-grade stockpile: material with C$39/t ($30/t) <NSR <C$130/t ($100/t).

Grade control will be completed using a fleet of RC drill rigs.

The mining equipment selected to achieve the planned production schedule is conventional open pit mining equipment, with additional support equipment required for snow management. Drilling will be completed with down-the-hole hammer drills with 171 mm bits. Pre-production mining will be completed with 75 ton and 90 ton class excavators, loading into 60 ton class articulated dump trucks. Production mining will be completed with 200 ton class excavators and 400 ton class hydraulic shovels loading 150 ton class haul trucks. Three 354 horsepower bulldozers will be dedicated to supporting the loaders in the pits. The support equipment fleet will be responsible for road, pit, and dump maintenance requirements and will provide snow removal during winter months. Snow blowers and snowplows were included in the fleet.

Skeena plans to execute selective mining of ore on three flitches within each 10 m high operating bench, by using 200 ton class excavators with buckets that are substantially smaller than the 5 x 5 x 5 m mine planning model blocks. During mine operations, ore and waste boundaries will be delineated by a grade control model that uses a smaller block size, which will be defined by the SMU that is achievable with the selected excavator bucket size. The grade control model will be developed from assays obtained from RC drilling to accurately define ore and waste contacts.

Processing and Recovery Operations

The processing plant facilities will consist of crushing, grinding and flotation circuits designed to liberate and recover gold from the ROM ore. Flotation concentrate will then be thickened, filtered, dried, and stockpiled at the process plant prior to loading into haul trucks for transport.

The Project will be constructed in two distinct phases, as follows:

●	Initial operation of 3.0 Mt/a for Years 1 - 5, which comprises:
o	Single - stage crushing circuit (jaw), fed from the open pit mine;
o	Coarse ore bin with reclaim system, fed from an overland conveyor;

o	Primary grinding including a semi-autogenous grinding (SAG) mill, pebble crusher (installed in year 3), and ball mill in closed circuit with hydrocyclones;
o	Further classification and liberation via one stage of hydrocyclones and tertiary grinding;
o	Rougher flotation with concentrate regrind and two stages of cleaning;
o	Scavenger flotation for recovery of cleaner tails;
o	Concentrate thickening, filtration, drying and storage;
o	Concentrate load-out by way of front-end loaders filling concentrate transportation;
o	Final tailings pumping to the TMSF.
●	Expansion to 3.5 Mt/a for the remaining mine life, which includes the initial equipment with the addition of the following installed for Year 6 operation:
o	Additional operating cyclones and concentrate filter plates (original equipment designed to allow expansion);
o	Upgraded process pumps and piping;
o	Several key pieces of equipment in the initial phase will already be sized to accommodate the final 3.5 Mt/a throughput, including the jaw crusher, SAG and ball mills, and thickener;
o	Retrofit larger motor size on tertiary grind mill (if required, pending further sampling and test work).

The process plant building has been sized to accommodate the Year 6 expansion.

Electrical power will be provided to the process plant building from the main substation at 13.8 kV. The SAG mill, ball mill, tertiary mill and regrind mills will all operate on 13.8 kV motors. A stepdown transformer will provide 4160V and 600 V power to the other motors. The initial installed power for the processing plant will be 32.4 MW with an anticipated power draw of 25.3 MW during operations. The expansion installed power in Year 6 will be 33.2 MW, with an anticipated power draw of 26.1 MW.

Fresh water will be sourced from groundwater wells. Process water will consist predominantly of mine dewatering, contact water, concentrate thickener overflow and, TMSF reclaim water. Consumables will include: collector (PAX); frother (methyl isobutyl carbinol); flocculant (anionic); crushing liners and wear parts; and grinding media.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The proposed Project infrastructure will include:

●	Eskay mine access road connecting the proposed operation to Highway 37 (Stewart-Cassiar Highway);
●	On-site roads including:
o	TMSF haul road;
o	TMSF South Dam haul road;
o	Technical sample haul road;
o	Process plant and infrastructure pad site access road;

o	Process plant and infrastructure pad collection pond access road;
o	Explosives facility access road;
o	All other roads within site required to connect facilities and provide access to Project infrastructure;
●	ROM crushing, handling, and process plant;
●	Mine infrastructure facilities, including:
o	Security gatehouse at KM2 and KM55;
o	Truck weigh scale (adjacent to gatehouse at KM55);
o	Truck shop and truck wash;
o	Tire change area;
o	Mine warehouse;
o	Mine dry and administration offices;
o	Process plant workshop;
o	Laboratory;
o	Process plant and infrastructure area services:
●	Potable and waste water treatment plant;
●	Electrical power system;
●	Propane tank and pumping system;
●	Fire protection systems;
●	Fuel storage and dispensing area;
●	Solid waste management facilities;
●	Explosives storage facility;
●	Permanent accommodation camp including:
o	Potable and waste water treatment plant;
o	Electrical power system;
o	Propane tank and pumping system;
o	Fire protection systems;
●	High and medium-voltage power distribution systems;
●	Open pit mine;

●	ROM pads and low- to medium-grade ore stockpiles;
●	Soil and overburden stockpiles;
●	MRSA;
●	TMSF;
●	Water management facilities;
●	TMSF water treatment plant (including reclaim water pumps and pipeline).

The access road is currently in good condition and is maintained on a continuous basis and is providing the main access to existing facilities at camp KM58 and KM59 (historical camp). During construction, this road will be locally re-routed in some limited areas between the future gate-house and historical camp, to accommodate tie-ins to newly constructed roads, or expanded footprint of future infrastructure, however access will be continuously maintained throughout the construction to facilitate optimal use of the existing facilities.

Soil and overburden stockpiles will be constructed adjacent the TMSF haul road. PAG waste rock and overburden will be temporarily stockpiled on surface during the pre-production period for material generated through initial pioneering of the TMSF and technical sample haul roads prior to access being available to the TMSF for subaqueous deposition. All PAG material will be relocated to the TMSF by the end of the pre-production period. The MRSA will be located adjacent to, and immediately west of, the open pits within the Argillite Creek drainage.

The TMSF is an existing tailings storage facility located approximately 4.6 km southwest of the deposit area. Approximately 0.6 Mt was deposited subaqueously in the facility from 2001 to 2008. The deposited tailings were discharged as a slurry and have settled at a depth of approximately 30 m below the surface of the water. Dams will be constructed at the north and south end of the TMSF to accommodate the storage of tailings and waste rock, as well as provide storage capacity of site contact water to be treated at the water treatment plant. The dams will be constructed in stages over the life of mine, with an initial starter dam constructed at the north of the facility to provide storage for tailings from the first year of mill operations, and PAG waste rock generated during pre-production and Year 1 of operations. The TMSF has been designed to store 38.6 Mt of tailings and 152.8 Mt of PAG waste rock as well as site contact water, with additional capacity maintained above the minimum storage requirements for storm inflows.

PAG waste rock will be managed in the north end of the facility. Tailings slurry will be deposited in the south end of the TMSF at a nominal solids content of approximately 21% solids by weight. The TMSF design is based on an operating mine life of 12 years, and a total storage capacity of 191.4 Mt of tailings and waste rock. The TMSF has a storage capacity of 118.8 Mm3 which includes approximately 33.7 Mm3 of tailings, 75.6 Mm3 of PAG waste rock, 8.5 Mm3 of water storage capacity, and 1 Mm3 of stormwater management capacity for the environmental design flood (1-in-1,000-year, 24-hour precipitation event). Larger flood events will be managed through an emergency discharge spillway which will route storm flows to Tom MacKay Creek. Site water management during construction involves controlling contact water runoff from the temporary PAG stockpiles, runoff from the roads, drawdown of the TMSF to prepare for construction of the TMSF dams, and erosion and sediment control measures around active construction areas. Site water management for operations involves controlling surface water around the Project site. Water in contact with mine workings or disturbed areas (groundwater inflows and meteoric inputs to the open pits; runoff from waste rock, ore stockpiles, quarry areas, tailings, laydown areas, etc.) is considered contact water. Non-contact water is runoff from undisturbed areas, including those areas that are being diverted. A water treatment plant will treat mine-impacted water originating from the TMSF, open pits and the MRSA prior to discharge to the environment. Due to high flow rates, two separate treatment trains are planned for the plant. The water treatment plant is designed for a flow rate of 568 L/s and will operate year-round.

A mine-site water balance has been completed to support the design of the TMSF and the water treatment plant. The water balance indicates that the site will operate in an annual water surplus of approximately 560 L/s. Surplus volumes will be managed in the TMSF prior to treatment and discharge.

The existing camps at KM58 and KM59 (200-person combined capacity) and Forrest Kerr camp (160-person available capacity) will be used in Year -1 and the first half of Year -2. In Year -2, the 380-person permanent camp facility will be constructed, ready for occupancy in the second half of that year, and will be located at the Eskay Creek mine site east of the TMSF.

The Project will connect to the provincial grid via the Coast Mountain Hydro-owned 287kV transmission line, 2L379. Power will be purchased from BC Hydro who will supply the power over 2L379. The point of interconnection on 2L379 will be near Volcano Creek where a transmission line tap exists for the Coast Mountain Hydro-owned Volcano Creek generating station. The Eskay Creek power system will be capable of supplying 48 MVA to the Eskay Creek substation which will cover the initial power demands and planned future expansion. Standby diesel generators in weatherproof enclosures will be provided to supply critical process loads and life safety systems.

Permitting and Compliance

A number of environmental studies were performed in support of the historical mining activities to support an application for a Mine Development Certificate. Additional environmental studies were completed in 1997 to support the proposed mill installation at the mine site (and again in 2000 to apply for a separate Environmental Assessment Certificate and listing under Schedule 2 of the Metal and Diamond Mining Effluent Regulations, to deposit tailings and waste rock in the TMSF). Environmental monitoring and routine reporting was completed during and after the historical operations. The Eskay Creek Mine has been in care and maintenance since mining operations ceased in 2008, with ongoing site management and minimal waste generation.

Skeena commenced environmental, social, economic, historical and health baseline studies to reflect current environmental and social conditions in 2020. Where available and to provide context, pre-2020 data was reviewed and summarized for the current baseline studies and where suitable for the Project, sampling sites used in earlier studies were re-visited to support an application for a new or amended Environmental Assessment Certificate.

Environmental Considerations

The Project will be designed, constructed, operated, and decommissioned to meet all applicable provincial and federal environmental and safety standards, regulations, and permit conditions. Skeena will implement an environmental management system in advance of construction that defines the processes, resources, responsibilities, and specific management plans to ensure compliance.

Closure and Reclamation Planning

For planning purposes, closure and reclamation strategies have been developed for each mine component. In accordance with the Mines Act permit, mine closure, reclamation and post-closure costs must be updated every five years or upon a major amendment to the mine plan to reflect current and projected site wide closure and reclamation liabilities to inform the reclamation security bond. A closure cost estimate was developed to determine the estimated cost of implementing closure plans. Reclamation and closure costs include conventional closure (e.g., earthworks), long-term monitoring and maintenance, and water treatment activities. Closure, reclamation, and post-closure costs were calculated over a 100-year timeframe using a net present value (NPV) analysis, beginning with scheduled closure and reclamation activities in 2040. The total closure cost estimate, including water treatment, monitoring and maintenance, demobilization, engineering, and contingency is $174.8 M. At a 4% annual discount rate, the total discounted closure cost estimate in 2023 is $53.7 M.

Permitting Progress

On January 27, 2026, Skeena Resources announced it received its Environmental Assessment Certificate for the Eskay Creek Project.

On January 28, 2026, Skeena Resources announced the receipt of its British Columbia Mines Act Permit for the Eskay Creek Project.

On February 3 2026, Skeena Resources announced the receipt of the Environmental Management Act Permit from the British Columbia Ministry of Environment and Parks, and completion of the permitting process for the Eskay Creek Project.

Markets and Contracts

A market study for the LOM potential concentrate production, which took into account production and grade variation over time, was finalized by third-party consultants Deno Advisory in October 2023. This study forms the basis for the economic analysis in this Report. Typical treatment and refining charges for concentrate sales will depend on the concentrate type and grade.

The proposed Eskay Creek operation is expected to produce a high gold–silver grade concentrate with elevated levels of mercury, arsenic, carbon, and antimony. The concentrate is complex and will require a more measured marketing strategy. Samples of the Eskay Creek concentrates, varying in antimony, arsenic, lead, zinc, gold, and silver grades, were sent to potential lead smelters and gold roasters during 2023. The exercise demonstrated that a diversified sales strategy could be implemented for concentrate sales; thereby reducing reliance on a single smelter or trader. Such a strategy could include varied sales to lead smelters, traders, blenders, and roasters.

China is the most likely destination for the majority of the concentrate production and the concentrate will currently meet the direct importation regulations, i.e., without the need for further blending. Skeena has received indicative bids from smelters and traders, ranging from a portion of the total production, to LOM production.

Development

On June 25, 2024, Skeena Resources announced it had secured a US$750 million project financing package, allowing the project to advance early works on the project, ahead of completing the permitting process.

On March 31, 2026, Skeena announced project completion was at 49% complete, with first production expected in the second quarter of 2027 and commercial production in the third quarter of 2027.

On April 10, 2026, Skeena completed a $750m Senior Secured Notes Offering to fully finance the project and execute a partial buy-back of the gold stream, reducing the stream percentage from 10.55% to 3.52%. The remaining 3.52% gold stream held by Orion was subsequently acquired by Versamet.

GREENSTONE MINE TECHNICAL INFORMATION

One of Versamet’s flagship assets is the Greenstone Gold Interest “Greenstone GPA” on the Greenstone Mine which is owned 100% by Equinox (the “Greenstone Mine” or “Greenstone”). The Greenstone GPA entitles Versamet to monthly deliveries of gold equal to the greater of: (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone Mine at a purchase price per ounce of gold equal to 20% of the then prevailing market price, until a maximum of 63,000 ounces have been delivered under the agreement. The delivery obligation commenced in November 2023. The gold deliverable under the Greenstone Gold Interest may be sourced from any of Equinox’s operating mines. Under the Greenstone GPA, Equinox retains the Greenstone Buydown Option that gives Equinox the option to buy-down deliveries related to up to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of $2,000. As of the end of December 31, 2025, Versamet has received 9,100 ounces, with 53,900 ounces outstanding for delivery.

Sources of Information

The following information is sourced from Equinox’s disclosure filed under Equinox’s SEDAR+ profile, including, but not limited to the 2024 Annual Information Form and the Greenstone 2026 NI 43-101 Technical Report.

Versamet does not own or operate the asset and does not have access to information outside of what is publicly disclosed by Equinox and provided to Versamet to calculate monthly gold deliveries. Some items that Versamet lacks access include daily, weekly, monthly operational data, internal reports and estimates, drill hole and assay data bases, topographic surveys, detailed cost reporting, permitting discussions, regulatory activities, production forecasts and others.

Location

The Greenstone Mine is approximately 275 km northeast of Thunder Bay, Ontario, and approximately 4km south of the town of Geraldton, Ontario. Thunder Bay has a population of around 110,000 and provides support services, equipment and skilled labor for mineral exploration and the mining industry. Rail, national highway, port and international airport services are also available in Thunder Bay, with the national highway and rail passing near the Greenstone Mine. Geraldton has a population of approximately 1,900 and provides support services such as food and lodging. The approximate coordinates of the geographic centre of the Greenstone Mine’s deposit areas are 49°40’47”N and 86°56’32”W (UTM Zone 16N coordinates: 504175.9E and 5503024N; NAD 83).

Property Description

The Greenstone property (the “Greenstone Property”) is located in Ontario’s Thunder Bay Mining Division. The Greenstone Mine, formerly known as the Hardrock project, includes three blocks of claims known as the Hardrock, Brookbank and Viper areas, which are spread over a distance of more than 100 km and are in close proximity to the Trans-Canada Highway between the towns of Beardmore and Longlac, Ontario. The Hardrock claim group includes the Hardrock, Key Lake and Kailey Deposits. The Brookbank claim group hosts the Brookbank, Cherbourg and Foxear targets. The Greenstone Mine is in the southeast portion of the Hardrock claim group.

The Greenstone Mine consists of a contiguous block of cell claims, patented claims, mining leases and licences of occupation, covering 39,843 hectares, of which 16,108 hectares relate to Greenstone Mine claims, all as summarized in the Greenstone Technical Report. All claims, leases and licences of occupation are beneficially held by Greenstone Gold Mines GP Inc. (“GGM”), subject to terms under several agreements. A leasehold patent of mining rights, surface rights, or both mining rights and surface rights, is a conveyance or grant of possession of land for a set length of time, and usually subject to rent payments. The Greenstone Mine is accessible year-round via paved roads from Geraldton or Highway 11.

Royalties and Streams

The following royalties are in effect on some of the properties:

●	Essar Steel Algoma Inc. (2% NSR royalty);
●	Griffin Mining Limited (1% NSR);
●	Franco-Nevada (3% NSR);
●	Franco-Nevada (3% NSR) / Essar Steel Algoma Inc. (5% Net Profit Interest);
●	Placer Dome Inc. (2.25% NSR / Key Lake Exploration 2% NSR);
●	Unique Broadband Systems (3% NSR); and
●	Argonaut Gold Inc. (3% NSR).

In October 2018, a mining lease was granted over CLM 535, which covers the southern part of the Greenstone Mine area. The lease, LEA-109765, is subject to renewal in 2039. In December 2016, GGM acquired the surface rights for the patented claims in Errington and Ashmore townships – TB 10604 to TB 10608, TB 11879, TB 11885, TB 11886, and TB 11888.

On May 13, 2024, Equinox announced that Equinox had completed its acquisition of the remaining 40% of GGM from certain funds managed by Orion Mine Finance LP, giving Equinox 100% ownership of GGM and the Greenstone Mine (the “Greenstone Acquisition”).

As part of the Greenstone Acquisition, Equinox assumed obligations under a stream agreement with Nomad Royalty Company Ltd, dated October 28, 2021, as amended (the “GGM Stream Agreement”). Under the GGM Stream Agreement, Equinox is required to deliver an amount of refined gold equal to 2.375% of the gold produced from Greenstone, until Equinox has delivered a cumulative total of 120,333 ounces, and 1.583% of the gold production from Greenstone thereafter. In exchange for the gold deliveries, Equinox will receive consideration equal to 20% of the spot gold price at the time of delivery. As at December 31, 2025, Equinox has delivered 6,856.633 ounces under the GGM Stream Agreement.

History and Exploration

There are several past producing gold mines on the Greenstone Property, including the Hardrock, MacLeod-Cockshutt, Mosher (all later combined as the consolidated Mosher), Little Long Lac, Bankfield, Jellicoe and Magnet mines which operated between 1934 to 1970.

In 2007, Premier Gold Mines Limited (“Premier”) began assembling the current property. The results of 1,629 drill holes were included in the 2016 feasibility study. A detailed chronological summary of the historical post-production work carried out on these mines since Premier’s acquisition is provided in Table 1.

Table 1: Summary of Post-Production Exploration Activity since Acquisition by Premier

Year	Company	Activity	Comments(1)
2009	Premier Gold Mines Limited	Diamond drilling (346 DDH = 91,802 m); overburden stripping with power washing, mapping and sampling	Diamond drilling program focused on the North Iron Formation area, Porphyry Hill area and East Pit Area; two areas were stripped (GP Zone and TAZ Zone)
2010	Premier Gold Mines Limited	Diamond drilling (279 DDH = 114,611 m); overburden stripping with power washing, mapping, and sampling; regional prospecting program

Three areas were stripped (East MacLeod, Headframe, and Portal Zones); diamond drilling focused on the same area as in 2009; main zones drilled were North, F, SP, NN, and K Discovery of the F2 and Z zones; new MRE and a supporting NI 43-101 technical report

2011	Premier Gold Mines Limited	Diamond drilling (204 DDH = 107,413 m)	Diamond drilling program resulting in the expansion of the SP, F, P and K zones; discovery of the Tenacity South Zone; updated MRE and a supporting NI 43-101 technical report
2012	Premier Gold Mines Limited	Diamond drilling (125 DDH = 68,549 m)	Diamond drilling program focused on the Fortune, HGN and P Zones; updated MRE and supporting NI 43-101 technical report
2012/13	Premier Gold Mines Limited	Diamond drilling (153 DDH = 72,776.4 m) (from Oct. 31, 2012 to Aug. 9, 2013) (144 DDH = 66,606.7 m) (from Aug. 10, 2013, to Dec. 31, 2013)	Updated MRE and supporting NI 43-101 technical report
2014	Premier Gold Mines Limited	Preliminary economic assessment

Using the consistent gold price of $1,250/oz and an exchange rate of CAD/USD 1.00:0.95, the Hardrock project generates an NPV of C$518.70 million (discounted at 5%) and an IRR of 23.02% before taxes; and C$358.97 million (discounted at 5%) and an IRR of 19.02% after taxes.

2014	Premier Gold Mines Limited	38 DDH = 12,653,6 m) (from Jan. 01, 2014 to May 26, 2014)	Updated MRE and supporting NI 43-101 Technical Report
2015	Premier Gold Mines Limited	New NI 43-101 technical report	Formation of a 50/50 Partnership
2016	Premier Gold Mines Limited	Updated MRE and supporting NI 43-101 technical report	Feasibility Study
2018	Premier Gold Mines Limited	Updated MRE (not published)	RC Drilling 405 holes = 19,995 m, blasthole drilling 62 holes = 535 m
2019	Premier Gold Mines Limited	Resource update and project design work	Drilling 76 RC holes = 5,946 m, 54 DDH = 12,108 m
2022	Greenstone Gold Mines GP Inc.	RCGC Drilling 67 holes = 4,189 m, 56 DDH = 15,421 m	Internal Resource update (not published)
2023	Greenstone Gold Mines GP Inc.	As and S reviewed and creation of updated block models for these 2 attributes	Internal Block Models Updates (not published)
Sep 2022 to Jun 2024	Greenstone Gold Mines GP Inc.	RCGC: drilling 496 holes = 28,002 m	Data not used for the 2024 Mineral Resource update.
2024	Greenstone Gold Mines GP Inc.	Update gold prices, optimisation parameters and resource shells	Updated MRE and NI 43-101 Technical Report
July 2024 to August 2025	Equinox Gold Corp.	RCGC: drilling 1,339 holes = 79,878 m	Resource update and project design work

May to August 2025	Equinox Gold Corp.	21 DDH = 6,054m
(1)	Unless specifically indicated as reported in a NI 43-101 technical report, all “resources” listed in the table are historical in nature and should not be relied upon. It is unlikely they conform to current SK1300, NI 43-101 criteria or to CIM Definition Standards for Mineral Resources and Mineral Reserves dated May 19, 2014 (the “CIM Definitions”), and they have not been verified to determine their relevance or reliability. They are included in this section for illustrative purposes only and should not be disclosed out of context.

Geological Setting, Mineralization and Deposit Types

Geology

The Greenstone Mine lies within the granite-greenstone Wabigoon Subprovince of the Archean Superior Craton in eastern Canada. The Wabigoon Subprovince, averaging 100 km wide, is exposed for some 900 km eastward from Manitoba and Minnesota, beneath the Mesoproterozoic cover of the Nipigon Embayment, to the Phanerozoic cover of the James Bay Lowlands. The Wabigoon Subprovince can be subdivided into western greenstone-rich domains in the Lake of the Woods-Savant Lake and Rainy Lake Areas, a central dominantly plutonic domain, and an eastern greenstone-rich domain in the Beardmore-Geraldton Area.

The Hardrock property is located within the Beardmore-Geraldton Greenstone Belt that contains several narrow, east-west striking sequences of volcanic and sedimentary rocks of Archean age. The southern edges of these sequences are spatially related to the through-going, major structural discontinuities thought to be thrust faults that have imbricated the sedimentary sequences. In the Geraldton area, most of the gold mines and a number of gold showings occur within or proximal to the Bankfield-Tombill Deformation Zone (also known as the Barton Bay Deformation Zone), a zone of folding and shearing up to 1 km wide. The southern limit of the Bankfield-Tombill Deformation Zone is marked by the Bankfield-Tombill Fault, a zone of intense shearing up to 12 m wide.

In the immediate Geraldton area, the dominant rock types are clastic sediments (greywacke and arenite), oxide BIF and minor mafic metavolcanics. There are a number of younger intrusives, including an albite-rich porphyry unit that is spatially associated with much of the gold mineralization on the Hardrock, MacLeod-Cockshutt and Mosher mines. Significant gold mineralization is also often spatially associated with BIF. In the case of the Little Long Lac mine, gold mineralization is primarily hosted by an arkosic unit.

Gold mineralization occurs in a variety of host rocks and the style of mineralization is partly a function of the host rock. While the location and overall orientation of the orebodies appear to have been largely structurally controlled, the deformation of the orebodies has not been as intense as that of the host rocks. Nevertheless, there are areas where local folding and boudinage of mineralized veins is apparent. Additionally, there are strong secondary controls that influence the extent and intensity of gold mineralization, such as the competency contrast between host rocks (e.g., the Hardrock Porphyry and its contacts with either wacke or BIF) and the chemical character of the host rocks (e.g., oxide facies BIF being replaced by sulphides).

Intrusive rocks include the Hardrock Porphyry, diorite, gabbro, and diabase dykes. It is of interest that the Hardrock Porphyry seems to be sill-like in nature, even though it is tightly folded and the contacts between it and the sedimentary units are often highly deformed. The general scale and folding pattern of the porphyry very closely match the geometry of the conglomerate unit that occurs in the vicinity of the Hardrock and MacLeod-Cockshutt Mines.

Mineralization

Most mineralized occurrences in the Hardrock deposit area lie in a zone of deformation to the immediate north of, and genetically linked to, the Tombill-Bankfield Deformation Zone. This zone of deformation varies from 600 m to 100 m in total width, while the crush zone of the Tombill-Bankfield Fault proper ranges from metres to hundreds of metres in width. Gold mineralization is associated with D3 brittle shear zones and folds overprinting regional F2 folds. The plunge of the mineralized zones is parallel to F3 fold axes and to the intersection of D3 shear zones with F2 and F3 folds. On a sub province scale, regional folds cut by D3 dextral shear zones are promising targets for discovering the next generation of large gold deposits.

The interpretation of the mineralized zones by GMS is based on a litho-structural model developed by InnovExplo, but greatly simplifies the domains. As compared to the 2016 feasibility block model, some wide domains that encompassed significant amounts of internal dilution have been re- interpreted, such that higher-grade portions have been made more distinct. In the updated model, lithological domains and mineralized zones are located inside three areas.

The North Domain consists of a refolded (F3 overprinting F2) sequence of BIF and greywacke, with minor porphyry and gabbros. A Central Domain consisting mainly of an undifferentiated greywacke sequence and a mineralized portion of this greywacke, defined as the Mineralized Central Wacke, which are both likely sheared and folded. Three mineralized zones have been defined within the Central Domain to constrain zones of higher-grade gold mineralization inside the Mineralized Central Wacke. A South Domain is characterized by a tightly folded (F2) stratigraphic sequence. Five mineralized zones have been defined within the South Domain, in which gold mineralization appears primarily associated with the “main” anticline (Hardrock Anticline) and preferentially within both BIFs.

Zones which are categorized as quartz-carbonate stringer mineralization include F Zone, F2 Zone, A Zone, SP Zone, Central Zone and Tenacity Zone. Mineralization within these zones generally consists of a series of narrow, tightly asymmetrically folded gold-bearing quartz-carbonate stringers, which are usually attenuated, transposed and dislocated in hook-like segments. The stringers are accompanied by a gold-bearing quartz-sericite-pyrite (±arsenopyrite) alteration halo about the stringers. It is the accumulation of a number of stringers and associated alteration halos that constitutes the zones. Individual stringers and their associated alteration haloes within the mineralized zones are often high-grade with minute flecks and clusters of visible gold. Assay results of up to, and often greater than, 30 g/t Au are attainable from some stringers. Overall, zones having average grades of 4 g/t Au as individual stringers are too narrow and discontinuous to consider mining as separate higher-grade zones.

Zones that are categorized as sulphide replacement mineralization include the North 1, North 2 and North 3 zones, and the SP Zone. The nature of the mineralization within these zones is best understood from the historical work completed on the North 1 Zone. Mineralization within these zones occurs as variable pyrite, arsenopyrite and pyrrhotite replacement of iron oxide at the margins of quartz veins, within the hinge zones of folded BIFs. The auriferous sulphide replacement appears to have migrated outwards along the iron oxide bands from gold-bearing quartz-carbonate stringers occupying brittle axial planar tension fractures. This replacement mineralization yields grades of 7 g/t Au or greater.

Deposit Types

The gold ore bodies at the Greenstone Mine are one of the type examples for BIF-hosted gold deposits. The Greenstone Mine recognizes and presents the following subtypes: non-stratiform deposits and Greenstone-hosted quartz-carbonate vein deposits.

Drilling

Within the Greenstone deposit area, a total of 1,919 drill holes totaling 603,904 metres were completed by Premier between 2009 and 2019 and a total of 1,979 drill holes totaling 133,544 metres were completed by Equinox between 2021 and 2025.

Historical exploration and production drill testing in the vicinity of Greenstone mine was primarily by wireline rigs using diamond-faced bits in a variety of coring diameters. Reverse-circulation overburden and sonic drill testing of basal till were also undertaken during early reconnaissance exploration, while more recent reverse circulation grade control (“RCGC”) has delineated and tested mineral domains during later pre-production and production phases.

Core drilling prior to 2002 produced BQ-diameter (36.5 mm) core, while all drilling since has been NQ-diameter (47.6 mm). Collar locations for 55% of drill holes completed prior to 2013 were located via hand-held Global Positioning System (“GPS”) in UTM coordinates. Since 2018, the site surveyor or geologists have spotted the RCGC, blastholes, and diamond drill holes using a Trimble RTK system using the coordinates planned by GMS or GGM. Once holes are drilled, casings are typically left in the ground and the precise drill hole collar, azimuth, and UTM coordinates are confirmed by placing an APS or DeviAligner unit on the drill casing. A steel cap is placed on the casing and the hole collar is subsequently surveyed using a Trimble RTK.

RC drilling is conducted by mobile rigs equipped with conventional, air-assisted, down-the-hole (“DTH”) hammer mechanisms and a Metzke 1200 cyclone with a three chute cone splitter. A member of the geology team will load all designed collar coordinates into a Trimble GPS tool and provide copies of this information to the drilling supervisor. Wooden stakes labeled with the hole ID, azimuth, dip and length are prepared. Once located in the field with the GPS unit, the precise collar location is spray painted on the ground, followed by placement of a spray-painted rock and the labeled stake.

Between July 2024 to August 2025, a total of 1,339 RC drill holes comprising 79,878 m were drilled to continue delineation of economic mineralization within Phase 1A and Phase 1B pit boundaries.

A diamond drilling campaign commenced in May 2025 targeting geologic and structural features throughout the planned Greenstone pit, with emphasis on the near-term (5 year) mining. As of the effective date of the Greenstone Technical Report, 21 diamond drill holes, including two recollared holes, totalling 6,054 metres were drilled.

The results of the 2025 drilling were generally consistent with the predicted geological model for Greenstone. GGM geologists used lithological and structural information collected through this program to complete updates to the geologic model and domain wireframes for the 2025 Mineral Resource estimate. Gold assay results from this program were not available at the time of the August 2025 data cut-off for the Mineral Resource estimate.

Sampling, Analysis and Data Verification

Laboratories

The Geraldton facility belonging to Activation Laboratories Ltd (“Actlabs Geraldton”) was used for the entire drilling and channelling programs up to March 2024. Actlabs Geraldton received ISO 9001:2008 certification through Kiwa International Cert GmbH. Actlabs Geraldton was an independent commercial laboratory. GGM purchased the Geraldton facility from Actlabs Geraldton in March 2024 and has been processing all blast hole and metallurgical samples at the facility since then. The Activation Laboratories Ltd. facility in Thunder Bay (“Actlabs Thunder Bay”) has been used to process all RC grade control samples for gold fire assay with AA or gravimetric finish, screen metallic fire assay (“SMFA”) and inductively coupled plasma-optical emission spectroscopy (“ICP-OES”) for multi-element analysis. Actlabs Thunder Bay is an independent, ISO 17025 certified laboratory.

All umpire assaying of batches (pulps) was undertaken at Australian Laboratory Services (“ALS”) - Chemex in Thunder Bay. ALS-Chemex laboratory is part of the ALS Global Group and has ISO 9001 certification and ISO/IEC 17025 accreditation through the Standards Council of Canada. ALS-Chemex is an independent commercial laboratory.

Quality Control Sample Preparation by GGM

All QA/QC samples are prepared and bagged in advance by GGM personnel. The GGM employee in the core-cutting facilities places one half of the ticket into a bag with the sample and staples the other half to the box. One half of each QC sample ticket is placed in the appropriate type of control sample bag, which was prepared beforehand. A list of QC samples and their numbers/locations is posted on the wall in the core logging facility (core shack) and regularly updated by GGM personnel. Five to seven samples are placed in a rice bag and the contents identified on the outside of the bag. Each bag and its contents are recorded on a notepad and placed in a plastic holder once complete. These slips are picked up each morning by a GGM employee and recorded in an Excel spreadsheet. Once the batches are complete, GGM personnel deliver the bags to Actlabs Geraldton; no third party is involved in transportation.

Samples selected for analysis are sent in batches of 34. Each purchase order covers one batch of 34 samples, consisting of:

●	30 regular samples
●	1 field duplicate sample
●	1 field blank
●	1 CRM with a low gold value
●	1 CRM with a high gold value

As a QC check, Actlabs Geraldton adds a 35th sample to every field batch received – a coarse duplicate of the last regular sample (i.e. the 30th sample), constituting a second pulp prepared from the reject. The quality of the reject is monitored to ensure that proper preparation procedures are used during crushing. For the fusion process, Actlabs Geraldton adds seven more QC samples (two analytical blanks, two CRMs and three pulp duplicates), bringing the fusible batch to 42. The pulp duplicates are necessary to ensure that proper preparation procedures are used during pulverization.

At Actlabs Geraldton, the maximum furnace charge of 42 samples ensures that GGM samples are not mixed with others.

Data Verification

Several drilling campaigns in the Greenstone database have been validated by Equinox personnel and the independent consultant, GMS, at various points during the generation of the 2016, 2019, and 2024 updates of the Technical Reports.

Mineral Processing and Metallurgical Testing

Significant metallurgical test work has been completed on ore samples from various parts of the ore deposit, and the test results were used to develop the process design criteria and flowsheet on the current process plant. Test work concluded that the ore is composed mainly of quartz and plagioclase with minor amounts of pyrite and arsenopyrite; gold occurs mainly as native gold; the ore is in the category of medium hardness to moderately hard; a portion of the gold can be recovered by gravity concentration; and is amenable to conventional cyanidation.

During 2014–2015, metallurgical test work programs were completed to support the feasibility study and subsequent design of the existing operating process plant. More recently, a metallurgical test work program was completed in 2019 and focused on whole ore cyanidation and gravity tails cyanidation testing to confirm the current flowsheet. Metallurgical test work was primarily completed at SGS Lakefield in Ontario, Canada.

No new significant metallurgical test work program has been completed since the process plant was commissioned in 2024; however, Plant Operations have completed mineralogy and gold deportment tests as part of plant optimization.

A multivariant regression model has been used to predict leach residue grade that is then used to predict plant gold recovery, which averages 86.4% over the Life of Mine. Historically, the model was based on gold, arsenic and sulphur head grades, primary grind size from metallurgical test work. The current leach residue grade algorithm is based on 2025 plant performance.

The process plant currently treats ore via a conventional gravity-cyanidation flowsheet and is ramping toward nameplate capacity of 27 kt/d. Run-of-mine ore is processed via primary and secondary crushing and HPGR-Ball mill comminution circuits followed by a gravity circuit. Gravity tailings are treated via a leach-carbon-in-pulp (“CIP”) circuit and associated gold recovery and carbon handling circuits to produce gold doré. Average life of mine gold recovery is estimated at 86.4% based on operating data and metallurgical models. CIP tailings are treated via a cyanide destruction process prior to storage in the tailings management facility (“TMF”). During 2025, the plant continued to ramp up to name plate and achieved a peak production of 24kt/d.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

Mineral Resources have been prepared under NI 43-101 reporting regime and are not compliant in accordance with Item 1300 of Regulation S-K. Reporting of Mineral Resources is omitted as per Section 1304(a)(2) of SK1300.

Mineral Reserve Estimate

Mineral Reserves have been prepared under NI 43-101 reporting regime and are not compliant in accordance with Item 1300 of Regulation S-K. Reporting of Mineral Reserves is omitted as per Section 1304(a)(2) of SK1300.

Mining Operations

Mining is being carried out using conventional open pit techniques with 10 m benches. An owner-mining operation is in place, with outsourcing to contractors for certain support activities such as explosives manufacturing and blasting.

Production drilling of the 10 m benches is performed by blasthole drill rigs with both rotary and DTH drilling capability. Loading in the open pit is carried out by five 29 m3 hydraulic face shovels, one 16.5 m3 hydraulic excavator, and one 27.5 m3 front-end wheel loader. Haulage is performed with a combination of Caterpillar 793-08 and Caterpillar 793F mine haul trucks. The presence of historical underground stopes was considered when designing the pit, with the ramp kept away from the old voids, and additional berms placed where necessary to enhance safety.

Mining of the main pit will occur in five main phases. Waste rock will be disposed of in four ex-pit waste dumps and one in-pit waste dump. The open pit generates 739 Mt of waste material (inclusive of historical tailings and underground backfill) over the life of mine (“LOM”) for an average LOM strip ratio of 4.4:1.

The LOM plan provides 14 years of mine production, followed by 5 years of stockpile processing. Annual mine material movement was capped at 77 Mt from 2026 until 2035. Material movement will gradually decline from 2035 until the end of the mine life in 2039. The maximum processing plant production targets 27,000 t/d (9.86 Mt/a), which will be achieved in 2027 and sustained until 2043.

Processing and Recovery Operations

The process plant has a nameplate capacity of 27,000 t/d and includes primary crushing (gyratory crusher), secondary crushing (cone crusher), HPGR and twin ball milling grinding circuit with gravity recovery, pre-leach thickening, cyanide leaching followed by gold recovery by CIP adsorption, elution and carbon regeneration, and electrowinning and refining. Tailings handling incorporates cyanide destruction and tailings thickening and deposition.

The mill operation schedule is 24 h/d, 365 d/a with an overall planned utilization of 92%.

The service areas include reagent preparation, compressed air, oxygen plant and sulphur dioxide storage and distribution. The bulk of the water requirements for the process plant is provided by process water and consists of pre-leach thickener overflow and reclaim water from the TMF. Treated water from the effluent water treatment plant is used in the strip circuit, ILR and refinery circuits, used as gland seal water and for reagent dilution. Treated water is used for the grinding mill cooling systems and fire water. Potable is supplied from an onsite potable water treatment plant and used for safety showers and various users within the process plant and administration areas.

The primary reagents include flocculant, sodium hydroxide, sodium cyanide, copper sulphate, liquid sulphur dioxide, anti-scalant, lime, hydrochloric acid, and oxygen.Infrastructure

The Greenstone Mine is within a district that is host to numerous mines and processing facilities and has access to good transportation and regional mining-related infrastructure. The Greenstone Mine is within a district that is host to numerous mines and processing facilities and has access to good transportation and regional mining-related infrastructure. The Mine is located along the Trans-Canada Highway 11 and TC Energy’s Mainline natural gas pipeline, and nearby the town of Geraldton that hosts a municipal airport and a 115 kV Hydro One electrical substation.

The general infrastructure to support mining and processing activities includes: site access and haul roads, mining equipment maintenance shop, warehouse for spare parts and reagents, site mixed emulsion (SME) plant, sewage treatment plant, fuel supply storage and distribution, communications network, assay laboratory, administration building, including a dry facility, gatehouse, and parking area, potable water and sewage systems, fire water systems, and site security and fencing.

A natural gas-fired power plant with a design capacity of 48 MW provides power to the Mine. Natural gas is provided to the power plant via a connection to TC Energy’s Mainline pipeline.

A new Ontario Provincial Police (“OPP”) station is currently being built to replace the existing station that is located within the Greenstone Mine’s property limits. Portions of the historical MacLeod and Hardrock tailings piles, which extend into the limits of the open pit, have been and continue to be relocated to the TMF.

Water Management

All collected mine water, surface runoff water, and underground workings water is directed through various runoff and seepage collection ponds to the centralized mine water Collection Pond M1, which is designed to provide buffer flows for mill make-up water, with excess water sent to the effluent water treatment plant for treatment prior to discharge to the Southwest Arm of Kenogamisis Lake. A seepage collection system was installed to manage seepage from the historical MacLeod tailings. Surface water runoff from the exterior of the TMF dams and any seepage through the dams or foundations is collected in a series of ponds and pumped back into the TMF reservoir for reuse in processing.

Tailings Management Facility

The TMF is a series of constructed dams with a final maximum height of 35 m and crest length of approximately 7,400 m. The TMF is currently designed to receive approximately 145 million tonnes (Mt) of mill and historical tailings at an average dry density of 1.34 t/m3. A cyanide destruction system is used to process all tailings water before it is sent to the TMF. An allowance has been made within the TMF to store the historical tailings and contaminated soils being relocated from the open pit area.

The TMF dams are and will continue to be constructed primarily using waste rock from mining operations. The dams will be constructed in stages and in the downstream direction. Construction of the TMF starter dams was completed in 2023 with the first (Stage 1) dam raises completed in 2024 and the second in 2025/26 to a crest elevation of 347 m (346m for the Southwest Dam only), and the planned ultimate crest elevation will be 365 m. The current TMF design does not fully accommodate the life-of-mine tailings requirements, and additional storage solutions are being evaluated.

Tailings geochemistry indicates that less than 10% of the ore is considered potentially acid generating. This amount will be reduced through oxidization during ore processing, thereby reducing the overall acid rock drainage potential for the tailings.

Foundation improvements for the TMF have included the installation of a seepage cut-off wall via a deep soil mixing (“DSM”) methodology along the Southwest Dam and construction of a shear key beneath the downstream portion of the Southeast Dam. Additional shear key and DSM programs will be performed for the Southwest and West Dams, respectively, in 2026 and 2027, and these programs will complete the foundation improvements required to achieve the ultimate dam height.

Tailings are deposited in the TMF from the dam crests as a conventional slurry to produce a wide exposed beach. This beach will displace the tailings pond away from the dams towards natural ground along the western edge of the facility to enhance long-term dam stability. A barge-mounted pump system, located near the west side of the TMF, reclaims water from the TMF pond and pumps it back to the processing plant.

Closure of the TMF involves lowering of the spillway and vegetating the exposed tailings beaches. Runoff from the pond, when deemed suitable for discharge to the environment, will be directed through the spillway.

Permitting and Compliance

Environmental baseline studies were conducted for the Greenstone Mine between 2013 and 2021 and were used to identify environmental constraints during the development of layouts and designs for the Greenstone Mine. This environmental baseline was the basis for determining incremental changes and predicting environmental effects associated with the Greenstone Mine.

A final environmental impact statement / environmental assessment (“EIS/EA”) was completed and a Notice of Approval was issued by the provincial regulatory agency and a Decision Statement was issued by the federal regulatory agency. GGM submitted a Closure Plan and Financial Assurance to the Ministry of Mines, which received approval on March 30, 2021. Since approval of the initial closure plan, GGM has filed two amendments, one in December 2023 and another in August 2024 to account for detailed design and to address measures implemented to mitigate erosion of the Goldfield Creek diversion channel.

The results of the final EIS/EA, including implementing the identified mitigation measures, supports the conclusion that the Greenstone Mine will not cause significant adverse environmental effects. Since completing the final EIS/EA, GGM has completed slight modifications of Greenstone Mine components, which form the basis for the final mine plan used for the Greenstone Technical Report. Active consultation with stakeholders (community members, agencies and interested parties) and Indigenous communities has been undertaken throughout Greenstone Mine planning, permitting, and detailed engineering and will continue through operation and closure of the Greenstone Mine.

GGM has established long-term relationship agreements with five local Indigenous communities. The agreements establish increased clarity regarding GGM’s ability to develop the Greenstone Mine and the Indigenous communities’ opportunity to benefit from future mining opportunities in the region, including the potential to extend the life of the Greenstone Mine.

The GGM Indigenous Relations team meets regularly with local Indigenous communities discussing employment, training, and procurement opportunities through the Implementation Committee (“IC”). The IC comprises members of each of the partnering communities and provides an ongoing forum for communication and co-operative measures for supporting Indigenous participation levels in the Mine. This provides an avenue for community members to voice concerns or questions they may have and to receive feedback from GGM.

The Environmental Sub-Committee (“EAS”) reports to the IC and provides a forum for timely review and consultation and comment on Project Approvals and Environmental Management & Monitoring Plans. The EAS considers and recommends appropriate testing, studies, or programs. Five Environmental Technicians from Aroland First Nation, Animbiigoo Zaagi’igan Anishinaabek, Ginoogaming First Nation, Long Lake #58 First Nation, and Métis Nation of Ontario actively participate in the daily operation of the GGM Environmental Department.

Exploration, Development, and Production

Commissioning activities at Greenstone commenced in Q1 2024 and commercial production was achieved in November 2024. Greenstone is in the late stages of ramping up to full design capacity.

Production of 223,843 ounces of gold in 2025 was in line with updated 2025 guidance of 220,000 to 260,000 ounces, with cash costs of $1,380 per oz and AISC of $1,824 per oz. During 2025, Equinox spent $94.5 million in sustaining capital expenditures at Greenstone, and $121.4 million in non-sustaining capital expenditures. Detailed financial, production, and operational information for Greenstone is available in Equinox’s management’s discussion and analysis for the most recent fiscal year.

Exploration at Greenstone in 2025 was designed to enhance Equinox’s understanding of the geology, structural controls on gold mineralization, and grade distribution within the deposit, with a total of 9,764 metres drilled in the year. A robust review of resource definition, expansion and generative targets is underway to determine plans for additional drilling in 2026.

KIAKA MINE TECHNICAL INFORMATION

One of Versamet’s flagship assets is the Kiaka royalty. Under the terms of the royalty agreement, WAF pays to Versamet 2.7% of all gold produced from Kiaka (100% basis) until 2,500,000 ounces of gold have been produced and 0.45% on the next 1,500,000 ounces of gold production. The first royalty payment due to Versamet is expected after the third quarter of 2025.

Kiaka is a newly built, operating gold mine that achieved first gold on June 26, 2025 and is in the process of ramping up. It is expected to operate for 20 years producing 234,000 ounces of gold annually.

Sources of Information

The following information is sourced from WAF’s ASX disclosure, including recent company news releases, the 2025 MRMR Update and the 2024 Kiaka FS Update.

Versamet does not own or operate the operation and has no access to information outside of what is publicly disclosed by WAF. Some items that Versamet lacks access include daily, weekly, monthly operational data, internal reports and estimates, drill hole and assay data bases, topographic surveys, detailed cost reporting, permitting discussions, regulatory activities, production forecasts and others.

Kiaka Mine

The Kiaka Mine is a newly operating mine located in Burkina Faso, 85% owned by WAF and 15% owned by the Burkinabe government (free-carried interest). Construction commenced in late 2022, producing first gold in late June 2025 and is in the final stages of ramp up.

On April 21, 2026, WAF announced that on 16 April 2026, the Government of Burkina Faso published Decree No. 2026-0287/PF/PRIM/MEF/MEMC (Decree) in the Official Journal of Burkina Faso. Publication of the Decree follows a meeting of the Council of Ministers of the Burkina Faso Government held on 19 February 2026 that considered a draft decree to authorise the Government’s acquisition of an additional 25% equity interest in Kiaka SA. Société de Participation Minière du Burkina Faso (‘SOPAMIB’) to acquire an additional shareholding in Kiaka SA and also details that:

●	the additional shareholding by SOPAMIB in the share capital of Kiaka SA is set at 25%, and is to have a value of seventy billion (70,000,000,000) CFA francs (approximately A$175 million);
●	the Minister of Economy and Finance and the Minister of Energy, Mines and Quarries are responsible, each within their jurisdiction, for the implementation of the Decree.

WAF will work cooperatively with the Government to finalise the terms of SOPAMIB’s acquisition of a 25% shareholding in Kiaka SA and aims to have this completed by the end of 2026. WAF plans to distribute the cash proceeds received from the sale of its 25% interest in Kiaka back to shareholders by way of a special dividend.

Property Description, Location and Access

Kiaka is located approximately 140 km southeast of Ouagadougou, the capital of Burkina Faso and is easily accessed via established roads. The project is located within a mining permit covering an area of 54 km2, which was granted in 2016 and valid for a period of 20 years with consecutive renewable periods of 5 years.

700000E
750000E
1400000N
1350000N
1300000N
Burkina Faso
BOULSA
OUAGADOUGOU
MOGTEDO
ZORGHO
Bolle
Bomboré
(Orezone)
MV3
Manesse II
Sanbrado
Toega
Nakomgo
KOMBISSIRI
Sana
GARANGO
Koudre II
Kiaka II
Woura
MANGA
Bola
Kiaka
0
20 km
Greenstones
Granites
WEST
AFRICAN
RESOURCES

History

The Kiaka deposit was discovered by Randgold in the early 2000s. In 2009 Volta Resources acquired Kiaka from Randgold and continued to drill and develop the project, publishing various MREs and technical studies. In 2013 B2Gold acquired Volta Resources and continued developing the project, conducting additional drilling, technical studies and permitting. In late 2021, WAF acquired the project. Early construction work commenced in late 2022 and the first gold was poured on June 26, 2025, following the completion of construction.

Geological Setting, Mineralization and Deposit Types

Geology

The project is located at the intersection of the Tenkodogo belt and the Markoye Fault Zone within Lower Proterozoic rocks of the Birimian Orogeny. Amphibole-rich mafic volcanic rocks are predominant in the lower (southern) portion of the deposit area, overlain by a sequence of clastic sediments. Several quartz-feldspar porphyritic sills intrude through the sequence at the northern end, the most significant of which is 90 m thick, interpreted to be an important rheological barrier to gold mineralisation. At least two generations of post-mineralisation mafic intrusions occur: steeply dipping, medium to coarse grained diorite dykes up to 80 m wide, and fine-grained dolerite dykes 2-3 m wide, with well defined, sharp contacts. Structural patterns are the product of protracted northwest-southeast directed shortening, producing a major F2 antiform several hundred meters wide, that is thought to be a primary control on localisation of gold mineralisation, evidenced by steep north-easterly plunging mineralisation zones. The deposit is covered by up to 20m of saprolite, with the majority of the gold mineralization occurring in fresh rock.

Mineralization

Gold mineralization at Kiaka occurs within a sub-vertical to steeply southwest dipping shear zone, comprising an anastomosing network of brittle-ductile shears, localized along the axial surface of the Kiaka antiform. Gold mineralization ranges from 100 meters to over 400 meters in width over a known strike length of 2.3 km.

Gold mineralization exhibits both disseminated and vein-related characteristics and is associated with fine grained, disseminated pyrrhotite, lesser pyrite and trace chalcopyrite and arsenopyrite. Higher gold grades are frequently associated with the presence of quartz, both a quartz veins and as proximal silicification of the wall rocks to quartz veins.

Deposit Types

The Kiaka deposit characterized as a mesothermal (orogenic) gold deposit.

Exploration

Drilling

The area of the Kiaka resource was drilled using RC and Diamond Drill (“DD”) holes on a nominal 50 m x 50 m grid spacing. A total of 351 DD holes (110,626 m), 394 RC holes (28,337 m) and 124 combined RC/DD holes (21,140 m) were drilled between 2005 and 2019. Holes were predominantly angled toward 135° (UTM) at declinations of -55° to optimally intersect the mineralised zones. A total of 2,636 RC holes (79,913m) were drilled by WAF in 2024 for Grade Control (“GC”) purposes. All holes were drilled on a nominal 12.5 m x 12.5 m drill hole spacing and were angled at 135° (UTM) at declinations of -55° to optimally intersect mineralised zones.

The area of the Kiaka South resource was drilled using RC and DD on a nominal 25 m x 12.5 m grid spacing. A total of 74 DD holes (13,512 m), 307 RC holes (23,645 m) and 21 combined RC/DD holes (2,509 m) were drilled between 2005 and 2012. Holes were predominantly angled toward 135° (local grid) at declinations of -55° to optimally intersect the mineralised zones. A total of 975 RC Holes (27,559m) were drilled by WAF in 2024 for GC purposes. All holes were drilled on a nominal 12.5 m x 6.25 m drill hole spacing and were angled at 135° (UTM) at declinations of -55° to optimally intersect mineralised zones.

Sampling, Analysis and Data Verification

Industry standard sampling methodology was used. RC samples were split and sampled at 1 m intervals using a three-tier riffle splitter. The resultant 2 kg samples were dispatched to the laboratory where they were crushed, dried and pulverised to produce a sub sample for analysis.

Diamond drill core was generally started at HQ size progressing to NQ in harder more competent rock. Core was generally oriented but not all. Sampling was generally at 1 m intervals with half sawn core sampled.

Three laboratories were used for gold assaying of Kiaka samples, including ALS Chemex (Ouagadougou and Johannesburg), BIGS Global (Ouaga) and SGS Ouagadougou. All laboratories utilised an aqua regia digest followed by fire assay with an AAS finish for gold analysis. Appropriate QA/QC procedures were undertaken throughout.

From 2024 onwards, GC samples have been assayed at SGS (Ouagadougou, AU_FAA505). Samples were dried, crushed and pulverised to produce a sub sample for analysis for gold by 50 g standard FA method followed by AAS finish with a detection limit of 0.01 g/t Au.Mineral Processing and Metallurgical Testing

Extensive metallurgical test work programs were undertaken by Volta Resources Ltd. and B2Gold between 2009 and 2015. The majority of the test work was conducted at SGS Canada Inc. in Lakefield, Ontario, Canada between 2014 and 2015.

The focus of the metallurgical test work programme was on the Kiaka Main open pit area. Within this area there are three spatial domains:

●	Main Central;
●	Main North; and
●	Main South.

The Kiaka Main Central and Main North domains are dominated by metasedimentary rocks and the Main South domain comprises mainly of metavolcanic material.

Three comminution and three metallurgical composites were sourced from six diamond drillholes located in the three spatial domains of the Kiaka Main open pit. Comminution composites were whole core contiguous sections from drillholes. Each of the three metallurgical composites were selected from two drillholes from each domain.

Variability samples were selected within the three domains at various elevations within the pit outline, and at different gold grades. Comminution variability test work was carried out for the determination of changes in grinding properties resulting from variations in lithology, mineralisation and alteration intensity. Forty-two comminution variability samples were collected from drillholes in the four domains, including one from the south deposit area. Fifty-eight metallurgical variability samples were compiled, from coarse rejects and ½ NQ core of previous exploration drillholes distributed across the sample domains. The metallurgical test work programme was completed between 2014 and 2015 mostly by SGS Lakefield. The remainder of the programme was completed by either SGS Lakefield under supervision of a consultant or specialist, or at another laboratory facility.

The following conclusions can be drawn from the comminution and metallurgical test programmes:

●	The leach conditions identified as achieving high gold extraction are: 4 hours of pre-aeration followed by 36 hours of cyanide leach; pH 10.5 maintained with lime; 50g/t of initial lead nitrate addition; 0.40g/L NaCN concentration; and at elevated dissolved oxygen levels.
●	Overall combined gold recovery for Kiaka Main deposit for the selected flowsheet are expected to range between 89% and 91%.
●	A design gold recovery of 90% has been selected for the study.
●	Based on the indicated adsorption properties and WAF preference an 8 stage CIL adsorption circuit has been selected.

Mineral Resource Estimate

Mineral Resources have been prepared under JORC reporting regime and are not compliant in accordance with Item 1300 of Regulation S-K. Reporting of Mineral Reserves is omitted as per Section 1304(a)(2) of SK1300.

Mineral Reserve Estimate

Mineral Reserves have been prepared under JORC reporting regime and are not compliant in accordance with Item 1300 of Regulation S-K. Reporting of Mineral Reserves is omitted as per Section 1304(a)(2) of SK1300.

Mining Operations

Conventional open pit mining techniques using drill and blast with material movement by hydraulic excavator and trucks will be employed. The project scale and selectivity suits 230t class excavators in a backhoe configuration matched to 140t class mine haul trucks and applicable ancillary equipment. Blasting will take place on 10m benches in bulk waste and bulk ore zones and 5m benches where more selective mining will be required. The 5m benches will be excavated on 2 x 2.5m high flitches. For blasted material this will be 2 x 3m high flitches when swell is accounted for. The 10m benches will be excavated 3 x 3.33m flitches or 4 x 3m flitches where swell is taken into account.

Open pit mining at Kiaka has ramped up as planned during 2025, with mining rates now meeting scheduled targets. The primary mining focus into 2026 will be the Kiaka Main Stage 1 pit. The Kiaka South and Central sub-pits will also be mined in the early years of the mine life, though they contribute only a small portion of the ore feed. Total material movement is projected to average 28.6 million tonnes between 2026 and 2028, increasing to 34.5 million tonnes from 2029 onwards as the Stage 2 cut back at Kiaka Main commences.Processing and Recovery Operations

The Kiaka process plant will have a nameplate throughput of 7.0Mtpa, with an availability of 8,000 hours per annum and a nominal capacity of 875 tonnes per hour (tph). A 20% engineering contingency was allowed by Lycopodium Minerals in the design, in particular from a hydraulic capacity through thickening, CIL and tailings pumping. Throughput modelling conducted by OMC show the selected comminution circuit is capable of a throughput of 10Mtpa (1,250 tph) on the design blend of 23% oxide 77% fresh feed.

WAF has adopted an approach of oversizing the comminution circuit to align with the hydraulic design margin of the downstream processing plant, an identical approach to that employed at WAF’s Sanbrado mine which was also designed by Lycopodium Minerals. On this basis the Kiaka processing plant will be ramped up post commissioning and handed over from Lycopodium Minerals from the 7 Mtpa nameplate design to 8.75 Mtpa for the long-term operations. Sanbrado has operated continuously above the hydraulic limit since commissioning and handover to date, providing confidence to the approach.

The process flow diagrams were developed from the process design criteria prepared by Lycopodium Minerals. The plant design proposed is simple but robust and broadly comprises the following:

●	Primary Gyratory Crushing;
●	Crushed Ore Stockpile and Reclaim System;
●	SAG – Ball Milling with Pebble Crushing and Classification;
●	Gravity Circuit to Intensive Leach Reactor to separate gravity recoverable fine gold prior to leaching;
●	Leach Feed Thickening;
●	Pre-oxidation, Leaching and Adsorption;
●	Elution;
●	Electrowinning; and
●	Gold smelting.

It is planned that a majority of the ore will be direct tipped into the primary crusher by the mining fleet. The mine production schedule has assumed that 60% of the ore will be direct tipped with the remaining 40% being rehandled into the crusher by a front-end loader.

Infrastructure, Permitting and Compliance Activities

Site Development

The Kiaka Mine is located 140km southeast of the capital city of Ouagadougou, a city with modern services that has direct air service to Europe. Neighboring countries can be accessed via a network of roads as well as by regularly scheduled air services.

The Kiaka Mine can be accessed by road in approximately two hours from Ouagadougou. Most road links between Ouagadougou and the Kiaka Mine are good. The initial 100km from Ouagadougou to Manga is the N5 road, which forms the main access between Ouagadougou and Ghana border at the town of Paga. Southeast of Manga, the road changes to a further 20km of laterite gravel road, and finally 20km of laterite gravel road of variable quality. The final 20km of laterite gravel access road requires upgrading to install multiple flood crossings and road re-profiling. Beyond the existing access road, new gravel access roads will be constructed to access the accommodation camp, process plant and mining contractor’s area.

Accommodation Camp

WAF has constructed a fully supported 304-person accommodation camp, located 0.5km southwest of the process plant. The accommodation camp is for expat and Burkinabe staff and is in addition to accommodation in nearby existing towns. The camp will be operated by a catering and accommodation service provider on a long-term operating contract. The camp contractor will be responsible for all operations at the accommodation camp including catering and cleaning.

Power Supply

Power is to be supplied through a connection to the national electricity grid (operated by SONABEL) in conjunction with on-site power supply from diesel generators. Tailings Storage Facility

Initial work on the tailings storage has resulted in a TSF with an ellipsoid shape providing the most efficient storage. The TSF is designed with sufficient storage capacity and will be lined with an impermeable HDPE liner. Decanted water will be returned to the process plant for re-use. Water Supply

Raw water will be sourced from the Bagre dam on the Nakambé River approximately 3 km east of Kiaka. Water will be abstracted using submersible pumps which will transfer water to the WSF via buried HDPE pipeline. The WSF will be located immediately south-west of the TSF. The WSF is the main storage pond for raw water on site, and can store up to 2,000,000m³ of water at the maximum operating level. Water will be pumped from the dam as required following the annual wet season.

Mine Services

Mine services including workshop, warehousing, offices, messing and change rooms will be situated to the southeast of the process plant area. Bulk fuel storage and refuelling facilities for the mine fleet and light vehicles will be in the mine services area. The layout has been designed to separate heavy and light vehicle traffic.

Permitting, Environment and Social

An ESIA and RAP were conducted for the Kiaka Mine in 2013 for which an Environmental Certificate was awarded in 2015. WAF completed an update to the ESIA and RAP in 2023 and a renewed Environmental Certificate was awarded in April 2024. Findings from the updated ESIA and RAP were consistent with those from 2013. No significant changes in environmental or social baseline conditions or impacts were identified. Kiaka SA’s Environmental and Social Management System is managed by Kiaka’s Environment and Community Relations Departments.

The Kiaka Mining License was granted on July 8, 2016, and has an expiry date of July 7, 2036, with ongoing 5-year renewal periods thereafter.

Exploration

WAF commenced a grade control drilling program for Kiaka, completing the first phase in Q1 2025, after drilling a total of 2,636 holes for 79.913 meters. The drilling was conducted on a nominal grid spacing of 12.5 m x 12.5 m targeting the top 20 meters of the mineralization within the Kiaka Main and was designed to improve the confidence level in the geological model and grade estimation in the top 20 meters of the deposit which covers the first 12 months of open pit ore production. The grade control drilling results aligned closely with the MRE, confirming mineralization widths of up to 400 meters at surface.

Project Development

In mid-2022, WAF commenced early works at Kiaka. During 2023, construction of the main camp was completed, the security buildings and main entrance gates were erected, earthworks for key areas of the primary crusher, reclaim, mills, and CIL were handed over to the EPCM contractor (Lycopodium), and the first concrete pour was completed.

During 2024, construction of Kiaka continued to progress on schedule and on budget. By end of 2024 all major process equipment was delivered to site, major concrete pours were complete, mills were installed, settlement testing of the carbon-in-leach tanks was successful, structural steel erection was well progressed, most conveyor modules were installed, mechanical equipment installation was advancing well and electrical and instrumentation installation had commenced.

On June 26, 2025, Kiaka poured first gold and commenced ramp up.

Production

In 2025, Kiaka operated for the third and fourth quarter, milling a total of 3.9 million tonnes of ore at 0.8 gpt Au, with a recovery of 91.3%, producing 95,155 ounces of gold, pouring 90,040 ounces of gold and selling 74,548 ounces of gold.

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.Operating Results

Year ended December 31, 2025 compared to December 31, 2024

Cash flows and financial condition

During the year ended December 31, 2025, our cash balance increased by $2.3 million. This increase is primarily as a result of: inflows of $34.8 million in revenue, cash payments for metal delivered under streams included within cost of sales of $3.5 million and incurring $5.9 million in cash operating expenses. We saw an outflow of $7.7 million relating to working capital. We drew $181.0 million, and subsequently repaid $11.0 million, on the Upsized Credit Facility to fund the $159.5 million acquisitions of the Rosh Pinah silver stream, Santa Rita royalty and the Kolpa copper stream and $16.4 million repayment of the Beedie Convertible Debt in full. We also incurred $8.8 million of financing costs, which included $2.4 million in non-recurring prepayment fees related to early repayment of the Beedie Convertible Debt, $5.3 million of cash interest charges on debt outstanding and $1.1 million of commitment and other fees. Further, we paid $0.6 million in cash withholding taxes.

During the year ended December 31, 2024, our cash balance decreased by $5.3 million. This decrease was a result of the following factors: inflows of $12.0 million in revenue, cash payments to Equinox included within cost of sales of $2.0 million and incurring $3.0 million in cash operating expenses. We saw an inflow of $0.8 million relating to working capital. We had cash inflows of $1.0 million on the sale of its common shares in Montage Gold. We incurred $0.1 million in transaction costs relating to its acquisition of a royalty portfolio from B2Gold. We received net proceeds of $7.5 million from a private placement with B2Gold, repaid $19.0 million on the Credit Facility and paid $2.0 million in cash interest charges on debt outstanding net of interest income.

Discussion of Statement of Income (loss)

We earned net income of $20.3 million for the year ended December 31, 2025 as compared to incurring a net loss of $2.4 million in the same period in 2024. These results are as a result of the following factors:

Revenue

We earned total revenue of $34.8 million during the year ended December 31, 2025 as compared to $12.0 million in the same period in 2024. A discussion of revenue by operating segment is presented below:

We earned revenue of $14.4 million from the sale of gold from the Greenstone GPA during the year ended December 31, 2025 as compared to $10.0 million in the same period of 2024. We received the same number of gold ounces each period (4,200 ounces); the increase in revenue was due to the increase in the average spot price of gold received by our Company in 2024 of $2,378 as compared to 2025 of $3,435.

We earned $1.2 million in royalty revenue from the Blackwater royalty during the year ended December 31, 2025. No revenue was earned from this royalty in 2024 as the Blackwater mine commenced production during 2025.

We earned $3.9 million in revenue from the sale of copper received under the Kolpa stream during the year ended December 31, 2025. No revenue was earned under the Kolpa stream in 2024 as the Kolpa stream was acquired during the second quarter of 2025.

We earned revenue of $8.1 million from the Kiaka royalty during the year ended Dectember 31, 2025. No revenue was earned from Kiaka in 2024 as the Kiaka Mine only commenced production in Q2 2025.

We earned $2.1 million in revenue from the Mercedes royalty during the year ended December 31, 2025 as compared to $2.0 million in prior period.

We earned revenue of $2.4 million from the sale of silver received under the Rosh Pinah stream during the year ended December 31, 2025. No revenue was earned under the Rosh Pinah stream in 2024 as the Rosh Pinah stream was acquired during the third quarter of 2025.

We earned revenue of $2.4 million from the Santa Rita royalty during the year ended December 31, 2025. No revenue was earned under the Santa Rita royalty in 2024 as the royalty was acquired during the third quarter of 2025.

Cost of Sales

We incurred total cost of sales of $15.1 million during the year ended December 31, 2025 as compared to $10.0 million in the same period in 2024. A discussion of cost of sales by operating segment is presented below:

Cost of sales of $14.5 million was incurred during the year ended December 31, 2025 on the Greenstone GPA as compared to $10.0 million in the prior period. Cost of sales includes: (i) a cash payment to Equinox Gold of $2.9 million upon monthly deliveries of gold based on 20% of the value of the gold delivered to our Company and (ii) a non-cash drawdown of $11.6 million against the initial deposit paid for the Greenstone GPA. Both the cash and non-cash portion of cost of sales are impacted by the gold price; the increase in the price of gold period-upon-period led to the increase in cost of sales.

Cost of sales of $0.4 million was incurred in the year ended December 31, 2025 in relation to the Kolpa copper stream. Cost of sales represents a payment of 10% of the value of the copper delivered to Versamet on a monthly basis to the mine operator. The Kolpa stream was acquired in Q2 2025 and as such no cost of sales related to the stream were incurred in prior year.

Cost of sales of $0.2 million was incurred in the year ended December 31, 2025 in relation to the Rosh Pinah silver stream. Cost of sales represents a payment of 10% of the value of the silver delivered to Versamet to the mine operator. The Rosh Pinah stream was acquired in Q3 2025 and as such no cost of sales related to the stream were incurred in prior year.

Depletion

We deplete our assets which are classified as Royalty and other interests on the Statement of Financial Position. Total depletion of $6.2 million was recorded in the year ended December 31, 2025 as compared to $0.8 million in the prior period. A discussion of depletion by operating segment is presented below:

Total depletion of $0.3 million was recorded on the Blackwater royalty during the year ended December 31, 2025. Depletion is a factor of the level of sales (as a result of production) at the Blackwater mine and the carrying value of the asset on the Company’s Statement of Financial Position. No depletion was recorded in the prior period as the Blackwater mine only commenced production during 2025.

Total depletion of $2.2 million was recorded on the Kolpa stream the during the year ended December 31, 2025. Depletion is a factor of the level of copper production at the Kolpa mine and the carrying value of the asset on our Company’s Statement of Financial Position. No depletion was recorded in the prior period as the Kolpa stream was acquired in the second quarter of 2025.

Total depletion of $1.6 million was recorded on the Kiaka royalty during the year ended December 31, 2025. Depletion is a factor of the level of gold production at the Kiaka Mine and the carrying value of the asset on our Statement of Financial Position. No depletion was recorded in the prior period as the Kiaka Mine only commenced production in Q2 2025.

Total depletion of $0.9 million was recorded on the Mercedes royalty during the year ended December 31, 2025 as compared to $0.8 million in the prior period. Depletion is a factor of the level of sales (as a result of production) at the Mercedes mine and the carrying value of the asset on our Statement of Financial Position.

Total depletion of $0.7 million was recorded on the Rosh Pinah stream during the year ended December 31, 2025. Depletion is a factor of the level of silver production at the Rosh Pinah mine and the carrying value of the asset on our Company’s Statement of Financial Position. No depletion was recorded in the prior period as the Rosh Pinah stream was acquired in the third quarter of 2025.

Total depletion of $0.5 million was recorded on the Santa Rita royalty during the year ended December 31, 2025. Depletion is a factor of the level of production at the Santa Rita Mine and the carrying value of the asset on our Statement of Financial Position. No depletion was recorded in the prior period as Santa Rita was acquired during the third quarter of 2025.

Gross Profit

We earned total gross profit of $13.5 million in the year ended December 31, 2025 as compared to $1.2 million in the same period in prior year. Gross profit is the sum of revenue less cost of sales, including depletion; a discussion of each factor is above. A comparison of gross profit by operating segment is presented below:

We earned gross profit of $0.9 million from the Blackwater royalty during the year ended December 31, 2025 as compared to nil in the comparative period. No gross profit was earned from this royalty in 2024 as the Blackwater mine commenced production during 2025.

We earned gross profit of $1.2 million from the Kolpa copper stream during the year ended December 31, 2025 as compared to nil in the comparative period. No gross profit was earned from this stream in 2024 as the Kolpa stream was acquired during 2025.

We earned gross profit of $6.5 million from the Kiaka royalty during the year ended December 31, 2025 as compared to nil in the comparative period. No gross profit was earned from this royalty as the Kiaka Mine only commenced production in Q2 2025.

We earned gross profit of $1.2 million from the Mercedes royalty during the year ended December 31, 2025 as compared to $1.2 million in the comparative period.

We earned gross profit of $1.5 million from the Rosh Pinah silver stream during the year ended December 31, 2025 as compared to nil in the comparative period. No gross profit was earned from this stream in 2024 as the Rosh Pinah stream was acquired during 2025.

We earned gross profit of $1.9 million from the Santa Rita royalty during the year ended December 31, 2025 as compared to nil in the comparative period. No gross profit was earned from this royalty as the Santa Rita royalty was only purchased in 2025.

Other (income) and expenditures:

The information below details the changes in the expenditures for the year ended December 31, 2025 as compared to the year ended December 31, 2024. With the exception of the change in the fair value of the Greenstone gold interest, the line items below are considered corporate income / expenses and are not allocated to the segments which the Chief Operating Decision Maker (being the CEO) reviews.

	Year ended	Year ended
	Dec. 31, 2025	Dec. 31, 2024
In $000s	$	$
Administrative expenses	7,640	5,526
Change in fair value of Greenstone gold interest	(32,922)	(14,060)
Change in fair value of convertible debt derivative liability	(3,285)	(400)
Finance and interest expense	12,162	3,579
Foreign exchange	548	(780)
Interest income	(267)	(148)
Income tax expense	9,270	1,574

Administrative expenses increased as the Company’s administrative and corporate development processes evolve and grow to properly steward our expanded asset base. Notably, our salaries expense increased due to higher headcount and increase in amounts accrued related to the Company’s short term incentive plan in Q4 2025. We also incurred additional professional and listing fees related to the listing of the Company’s common shares on the TSX Venture in May 2025, graduation to the TSX in December 2025 and preparation for listing on the NASDAQ.

There were gains recognized on the Greenstone gold interest during all periods. The change in value is largely driven by the consensus gold price which have continued to increase over 2024 and 2025.

In Q2 2025, the Beedie Convertible Loan was fully repaid and the convertible debt derivative liability related to the conversion option was derecognized, resulting in a gain of $3.2 million.

The increase in finance and interest expense primarily relates to prepayment of the Beedie Convertible Loan and higher outstanding amounts on the Credit Facility to fund stream and royalty acquisitions in 2025. As a result of the prepayment of the Beedie Convertible Loan, the Company recognized $3.3 million of finance expense due to the accelerated recording of the accretion expense and $2.4 million of non-recurring prepayment fees.

Foreign exchange movements are primarily related to the revaluing the Canadian denominated Beedie Convertible Loan into US dollars, the Company’s functional currency. The weakening of the US dollar as compared to the Canadian dollar prior to repayment on April 30, 2025, lead to a foreign exchange loss, compared to a strengthening of the US dollar in the prior period. Foreign exchange movements subsequent to the repayment of the Beedie Convertible Loan are primarily related to revaluation of Canadian dollar cash on hand and working capital.

We recognized a tax expense of $9.3 million during the year ended December 31, 2025 (2024: $1.6 million expense). The current period tax expense is primarily driven by deferred taxes related to the increase in the value of the Greenstone gold interest during the period, resulting in a future income tax expense. The current tax expense in all periods relates to withholding taxes payable on royalty revenue earned from certain foreign royalties.

Year ended December 31, 2024 and December 31, 2023

Cash flows and financial position

During the year ended December 31, 2024, our cash balance decreased by $5.3 million. This decrease is as a result of the factors listed below. We received inflows of $12.0 million in revenue, made cash payments to Equinox included within cost of sales of $2.0 million and incurred $3.0 million in cash operating expenses. Further, we saw an inflow of $0.8 million relating to working capital. We had a cash inflow of $1.0 million on the sale of common shares in Montage. We incurred $0.1 million in transaction costs relating to the B2Gold Transaction. In addition, we received net proceeds of $7.5 million from a private placement with B2Gold, repaid $19.0 million on the Credit Facility and paid $2.0 million in cash interest charges on debt outstanding net of interest income.

Further, we paid $0.5 million in cash taxes and incurred a foreign exchange loss on cash balances of $0.1 million.

During the year ended December 31, 2023, our cash balance increased by $2.6 million. This increase is primarily as a result of the factors listed below. We received inflows of $3.1 million in revenue, made cash payments to Equinox included within cost of sales of $0.3 million, and incurred $1.8 million in cash operating expenses and an inflow of $2.2 million relating to the repayment of the Sandstorm Convertible Note. We also paid $0.4 million in withholding taxes on the income from the Mercedes royalty. Our cash inflows related to the Credit Facility and Beedie Convertible Loan were reasonably consistent with the outflows to close the acquisitions of the Greenstone GPA and the two royalties from Sandstorm.

Discussion of Statement of Income (loss)

We incurred a net loss of $2.4 million in the year ended December 31, 2024 as compared to incurring a net loss of $3.1 million in the year ended December 31, 2023. These results are as a result of the following factors:

Revenue

We earned total revenue of $12.0 million during the year ended December 31, 2024 as compared to $3.1 million during the year ended December 31, 2023. A discussion of revenue by operating segment is presented below:

We earned revenue of $10.0 million from the sale of gold from Greenstone GPA during the year ended December 31, 2024 as compared to $1.4 million in the same period of 2023. We acquired the Greenstone GPA on October 31, 2023 and as such only received two months of deliveries (or 700 ounces of gold) during 2023 as compared to a full twelve months of deliveries in 2024 (or 4,200 ounces of gold). In addition, our average realized price from the sale of gold increased from $2,000 per ounce in 2023 to $2,378 per ounce in 2024.

We earned $2.0 million in revenue from the Mercedes royalty during the year ended December 31, 2024 as compared to $1.7 million in the same period of 2024. The reason for the increase period-upon-period is due to a significant increase in the realized gold price from the sales of the Mercedes mine period-upon-period; this was offset with a 6% reduction in the number of ounces sold period-on-period, based on lower production from the Mercedes mine.

Cost of Sales

We incurred total cost of sales of $10.0 million during the year ended December 31, 2024 as compared to $1.4 million in the same period of 2023. A discussion of cost of sales by operating segment is presented below:

Cost of sales of $10.0 million was incurred during the year ended December 31, 2024 on the Greenstone GPA as compared to $1.4 million in 2023. Cost of sales includes: (i) a cash payment to Equinox Gold upon monthly deliveries of gold based on 20% of the value of the gold delivered to the Company and (ii) a non-cash drawdown against the initial deposit paid for the Greenstone GPA. We acquired the Greenstone GPA on October 31, 2023 and as such only received two months of deliveries (or 700 ounces of gold) during 2023 as compared to a full twelve months of deliveries in 2024 (or 4,200 ounces of gold). In addition, our average realized price from the sale of gold increased from $2,000 per ounce in 2023 to $2,378 per ounce in 2024. Both the cash and non-cash portion of cost of sales are impacted by the gold price.

Depletion

We deplete our assets which are classified as Royalty and other interests on the Statement of Financial Position. Total depletion of $0.8 million was recorded during the year ended December 31, 2024 as compared to $0.9 million in the year ended December 31, 2023. A discussion of depletion by operating segment is presented below:

Total depletion of $0.8 million was recorded on the Mercedes royalty during the year ended December 31, 2024 as compared to $0.9 million in 2023. Depletion is a factor of the level of sales (as a result of production) at the Mercedes mine and the carrying value of the royalty asset on our Statement of Financial Position. A 6% reduction in the number of ounces sold by the operator of the Mercedes mine led to the reduction in depletion during when comparing 2023 to 2024.

Gross Profit

We earned total gross profit of $1.2 million in the year ended December 31, 2024 as compared to $0.8 million in the same period in 2023. Gross profit is the sum of revenue less cost of sales and depletion; a discussion of each factor is above. A comparison of gross profit by operating segment is presented below:

We earned gross profit of $1.2 million from the Mercedes royalty in the year ended December 31, 2024 as compared to $0.8 million in the prior year. The increase in the gross profit year-upon-year is primarily as a result of a higher realized gold price by the Mercedes operator for the gold they produced and sold during 2024 as compared to 2023, as described above.

Other income and expenditures:

The table below details the changes in the expenditures for the year ended December 31, 2024 as compared to the year ended December 31, 2023. With the exception of the Change in the fair value of the Greenstone gold interest, the line items below are considered corporate income / expenses and are not allocated to the segments which the Chief Operating Decision Maker (being the CEO) reviews.

Expense/Other income	Increase/Decrease from prior year	Explanation for the change

Business development	Increase of $15,493	The expenses were largely consistent period-on-period.
Change in fair value of Greenstone gold interest	Increase of $9,224,739

This gain relates to the fair value movement in the Greenstone GPA with Equinox between December 31, 2023 and December 31, 2024; this largely relates to the increase in consensus gold pricing during this period.

General and administrative	Increase of $274,492

The increase was due to larger insurance premiums in the current period due to increased coverage as the Company grew, as well as higher rent costs in the current period as compared to the prior period as the Company grew in size. Further, certain filing fees were incurred in the current period related to the B2Gold Transaction which were not incurred in the prior period.

Professional fees	Decrease of $266,229

In prior period, our general counsel was engaged as a consultant, for which expense was included in professional fees. In the current period, general counsel became an employee and his fees are included in salaries and benefits. This is offset by higher audit expense in the current period due to more complex operations as compared to the prior period.

Salaries and benefits	Increase of $1,114,754

The increase in primarily driven by an accrual for bonuses paid to employees of the Company in January 2025. In addition, in prior period, our general counsel was engaged as a consultant, for which expense was included in professional fees. In the current period, general counsel became an employee and their fees are included in salaries and benefits.

Share-based compensation	Increase of $939,735

The increase relates to an accrual for bonuses paid to employees in January 2025 in the form of restricted share units. The timing of share-based compensation grants and the vesting schedule of said grants also impacts the expense recorded.

Expense/Other income	Increase/Decrease from prior year	Explanation for the change

Foreign exchange gain	Increase of $1,166,432

In the current period a foreign exchange gain was recorded as compared to a foreign exchange loss in the prior period. The foreign exchange is primarily recorded as a result of revaluing the Canadian denominated Beedie Convertible Loan (see “Item 5.B. Liquidity and capital resources”) into US dollars, the Company’s functional currency. The strengthening of the US dollar as compared to the Canadian dollar, period upon period, has meant this liability has a lower value in the current period when recorded in US dollars.

Finance and interest expense	Increase of $1,568,554

The finance and interest expense in the current period includes accretion on the Sandstorm Convertible Note, the Beedie Convertible Loan and the Credit Facility. In addition, the interest incurred on both the Beedie Convertible Loan and the Credit Facility is included in finance expense; these two debt facilities were entered into on October 31, 2023 and so not in place for most of the prior period.

Change in fair value of convertible debt derivative liability	Increase of $403,584	The gain relates to the fair value of the Beedie Derivative Liability. The Derivative Liability is fair valued each period using a number of market and other inputs.
Interest income	Increase of $35,740

We had a significantly higher cash balance in the first quarter of the current period as compared to the prior year, which led to higher interest income in the current period. Most of the additional cash was used to pay down a portion of the Credit Facility at various intervals during the remainder of the 12 months ended December 31, 2024.

In addition, we recognized a current tax expense of $0.5 million during the year ended December 31, 2024 (2023 — $0.4 million); the current tax expense relates to withholding taxes payable on royalty revenue earned from the Mercedes asset. A deferred tax expense of $1.1 million was incurred in the current period; this compares to a $0.2 million deferred tax expense in 2023. The deferred tax expense in the current period relates the positive change in fair value of the Greenstone Gold Interest which led to greater income in the quarter, offset by the impairment of the Mercedes asset for accounting purposes, which resulted in the reversal of some of the deferred tax liability recognized on royalty and other assets.

Summary of Quarterly Results

The following table is a summary of the Company’s financial results and position for the 8 most recently completed quarters.

	THREE MONTHS ENDED
In $000s1, except GEO and share amounts	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Total revenue	18,364	8,118	4,826	3,454	3,249	3,178	2,901	2,697
Attributable GEOs[2]	4,430	2,699	1,475	1,211	1,232	1,288	1,237	1,308
Average realized gold price per ounce	4,145	3,451	3,272	2,853	2,636	2,468	2,346	2,063
Average cash cost per attributable GEO[2]	298	323	500	495	449	403	398	332
Average cash cost margin[2]	93%	91%	84%	83%	83%	84%	83%	84%
Net income (loss)	15,059	3,319	170	1,784	(7,261)	3,864	1,123	(173)
Other comprehensive (loss) income	(27)	545	(325)	52	(120)	(55)	(343)	711
Basic earnings (loss) per share	0.16	0.04	0.00	0.02	(0.08)	0.04	0.02	(0.00)
Diluted earnings (loss) per share	0.16	0.03	0.00	0.02	(0.08)	0.04	0.02	(0.00)
Weighted average shares (basic)	92,986,121	92,971,426	92,744,605	92,414,345	92,311,790	89,427,398	65,314,338	56,897,860
Weighted average shares (diluted)	96,501,540	95,738,461	94,457,830	94,004,406	92,311,790	90,776,823	68,204,420	56,897,860
Total assets	418,008	400,448	269,830	231,693	230,249	240,234	225,152	152,097
Long-term liabilities[3]	151,172	158,485	55,647	2,123	2,070	5,356	12,364	20,428
Operating cash inflows (outflows) before working capital changes[2]	13,929	6,136	3,209	1,411	1,137	2,004	1,780	1,620
Cash flows per share before working capital changes[2]	0.15	0.07	0.03	0.02	0.01	0.02	0.03	0.03
EBITDA[2]	28,574	7,614	8,073	3,414	(7,848)	6,682	2,912	1,653
Adjusted EBITDA[2]	13,626	5,715	2,220	1,486	1,417	1,639	1,606	619
1.	Sum of all the quarters may not add up to the annual total due to rounding.
2.	See “Non-IFRS measures” directly below.

Non-IFRS Measures

This Annual Report contains certain non-IFRS measures, including (i) Attributable Gold Equivalent Ounces, (ii) average cash cost per Attributable Gold Equivalent Ounce (iii) average cash cost margin (iv) cash flows from operating activities before working capital changes (v) cash flows from operating activities before working capital changes per share (vi) EBITDA and (vii) Adjusted EBITDA (the “Non-IFRS Measures”). The Non-IFRS measures are not standard measures under IFRS and our method of calculating the Non-IFRS Measures may differ from the methods used by other issuers. Therefore, our Non-IFRS measures may not be comparable to similar measures presented by other issuers. See below for a description of each non-IFRS measure and a reconciliation to the nearest IFRS measure for the period.

Attributable Gold Equivalent Ounces is calculated by converting our royalty revenue and stream sales to a GEO basis by dividing the royalty revenue plus stream sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable GEOs sold includes the GEOs from our royalty revenue and stream sales, plus the gold ounces sold from the Greenstone gold interest and Santa Rita royalty amounts received related to the period between the Effective Date and closing of the agreement, which have been treated as an adjustment to the purchase consideration for accounting. Management believes that adjusting for these amounts more accurately depicts GEOs attributable to the Company. We present Total Attributable GEOs as we believe that this is useful information to allow investors to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

For the three months ended:

Revenue in $000s	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Revenue	18,364	8,118	4,826	3,454	3,249	3,178	2,901	2,697
Divided by:
Average realized gold price per ounce	4,145	3,451	3,272	2,853	2,636	2,468	2,346	2,063
	4,430	2,354	1,475	1,211	1,232	1,288	1,237	1,308
Santa Rita Adjustment[1]	—	345	—	—	—	—	—	—
Total Attributable GEOs	4,430	2,699	1,475	1,211	1,232	1,288	1,237	1,308

For the year ended:

Revenue in $000s	Dec. 31, 2025	Dec. 31, 2024
Revenue	34,761	12,025
Divided by:
Average realized gold price per ounce	3,671	2,374
	9,470	5,065
Santa Rita Adjustment[1]	345	—
Total Attributable GEOs	9,815	5,065
1.	On September 24, 2025, the Company entered into an agreement to acquire a 2.75% net smelter return royalty on Atlantic Nickel’s operating Santa Rita mine in Brazil. The Effective Date of the royalty under the agreement was July 1, 2025. The Company received $1.2 million of royalty related to the period between the Effective Date and closing of the agreement, which was treated as a purchase price adjustment and credited against the acquisition cost of the royalty for accounting purposes. The Company has included these royalty amounts in its calculation of GEOs for the three months ended September 30, 2025 and year ended December 31, 2025 (the “Santa Rita Adjustment”).

Average cash cost per Attributable GEO is calculated by dividing the Company’s cost of sales, excluding depletion and other non-cash cost of sales by the number of Attributable GEOs (described above). We present average cash cost per Attributable GEO as we believe that this is useful information to allow investors to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average cash cost margin is calculated by dividing the difference between the Average realized gold price per ounce and the Average cash cost per Attributable GEO by the Average realized gold price per ounce. We present average cash cost margin as we believe that this is useful information to allow investors to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

For the three months ended:

Cost of sales amounts in $000s	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Cost of sales (excluding depletion)	4,852	3,769	3,490	2,995	2,765	2,593	2,460	2,171
Less: non-cash cost of sales related to Greenstone interest	(3,534)	(2,897)	(2,753)	(2,396)	(2,212)	(2,075)	(1,968)	(1,736)
Cash cost of sales	1,318	872	737	599	553	518	492	435
Divided by:
Total Attributable GEOs	4,430	2,699	1,475	1,211	1,232	1,288	1,237	1,308
Average cash cost per Attributable GEO	298	323	500	495	449	403	398	332
Average cash cost margin	93%	91%	84%	83%	83%	84%	83%	84%

For the year ended:

Cost of sales amounts in $000s	Dec. 31, 2025	Dec. 31, 2024
Cost of sales (excluding depletion)	15,106	9,989
Less: non-cash cost of sales related to Greenstone interest	(11,580)	(7,992)
Cash cost of sales	3,526	1,997
Divided by:
Total Attributable GEOs	9,815	5,065
Average cash cost per Attributable GEO	359	394
Average cash cost margin	90%	83%

Operating Cash inflows (outflows) before working capital changes is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital (being trade and other receivables and prepaid assets and trade and other payables) to or from cash provided by (used in) operating activities. We present cash flows from operating activities before changes in non-cash working capital as it believes this presents a useful measure of our ability to generate cash to cover operating expenses from its cash-flowing royalties.

Cash flows per share before working capital changes is calculated by dividing the cash flow from operating activities before working capital changes by the weighted average number of our Common Shares outstanding during the period. We present cash flows from operating activities before changes in non-cash working capital on a per share basis as it believes this presents a useful measure for the shareholders to evaluate our performance.

For the three months ended:

In $000s, except for share and per	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
share amounts	$	$	$	$	$	$	$	$
Cash flows provided by operating activities	9,728	4,255	2,310	652	2,103	1,878	1,849	1,566
Working capital changes	4,201	1,881	899	759	(967)	126	(69)	54
Cash flows from operations before working capital changes	13,929	6,136	3,209	1,411	1,136	2,004	1,780	1,620
Weighted average ordinary shares outstanding	92,986,121	92,971,426	92,744,605	92,414,345	92,311,790	89,427,398	65,314,338	56,897,860
Cash flows from operations before working capital changes per share	0.15	0.07	0.03	0.02	0.01	0.02	0.03	0.03

For the year ended:

	Dec. 31, 2025	Dec. 31, 2024
In $000s, except for shares and per share amounts	$	$
Cash flows provided by operating activities	16,945	7,397
Working capital changes	7,740	(857)
Cash flows from operations before working capital changes	24,685	6,540
Weighted average ordinary shares outstanding	92,771,182	76,201,998
Cash flows from operations before working capital changes per share	0.27	0.09

EBITDA refers to earnings (or loss) determined in accordance with IFRS, before finance and interest expense, interest income, income tax expense (recovery) and depreciation (including depletion) and amortization. This measure is used by management and investors to determine the ability of an issuer to generate cash from operations. Management believes this measure is a useful supplemental measure from which to determine our ability to generate cash available for working capital requirements, investment expenditures and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude any non-cash cost of sales (a recurring cost), one-off impairment charges and gains/loss on assets and liabilities which are market-to-market each reporting period. Management believes this measure is a useful supplemental measure from which to determine our ability to generate cash available for working capital requirements, investment expenditures and income taxes.

For the three months ended:

	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
In $000s	$	$	$	$	$	$	$	$
Net income (loss)	15,059	3,319	170	1,784	(7,261)	3,864	1,123	(173)
Finance and interest expense	3,629	1,313	6,592	628	669	802	995	1,113
Income taxes	6,384	1,449	662	775	(1,408)	1,825	621	535
Interest income	(152)	(91)	(13)	(11)	(18)	(35)	(15)	(80)
Depletion	3,654	1,624	662	238	170	226	188	258
EBITDA	28,574	7,614	8,073	3,414	(7,848)	6,682	2,912	1,653
Non-cash cost of sales – Greenstone gold interest	3,534	2,897	2,753	2,396	2,212	2,075	1,968	1,736
Change in fair value of Greenstone gold interest	(18,482)	(4,796)	(5,433)	(4,212)	(1,099)	(6,624)	(3,951)	(2,385)
Change in fair value of derivative liability	—	—	(3,173)	(112)	(198)	(494)	677	(385)
Adjustment for Impairment of royalty interest	—	—	—	—	8,350	—	—	—
Adjusted EBITDA	13,626	5,715	2,220	1,486	1,417	1,639	1,606	619

For the year ended:

	Dec. 31, 2025	Dec. 31, 2024
In $000s	$	$
Net income (loss)	20,332	(2,448)
Finance and interest expense	12,162	3,579
Income taxes	9,270	1,574
Interest income	(267)	(148)
Depletion	6,177	843
EBITDA	47,674	3,400
Non-cash cost of sales – Greenstone gold interest	11,580	7,992
Change in fair value of Greenstone gold interest	(32,922)	(14,060)
Change in fair value of derivative liability	(3,285)	(400)
Adjustment for Impairment of royalty interest	—	8,350
Adjusted EBITDA	23,047	5,282

Select Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2025, December 31, 2024 and December 31, 2023 is presented in the table below. The financial data below has been prepared in accordance with IFRS and is reported in US dollars.

	YEAR ENDED
In $000s, except GEO and share amounts	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Total revenue	34,761	12,025	3,140
Attributable GEOs[1]	9,815	5,065	1,593
Average realized gold price per ounce	3,671	2,374	1,948
Average cash cost per attributable GEO[1]	359	394	—
Average cash cost margin[1]	90%	83%	100%
Net income (loss)	20,332	(2,448)	(3,124)
Other comprehensive income	245	193	70
Basic earnings (loss) per share	0.22	(0.03)	(0.08)
Diluted earnings (loss) per share	0.21	(0.03)	(0.08)
Weighted average shares (basic)	92,771,182	76,201,998	37,083,308
Weighted average shares (diluted)	95,506,104	76,201,998	37,083,308
Total assets	418,008	230,249	157,739
Long-term liabilities[2]	151,172	2,070	27,490
Operating cash inflows before working capital changes[1]	24,685	6,540	600
Cash flows per share before working capital changes[1]	0.27	0.09	0.02
EBITDA[1]	47,674	3,400	294
Adjusted EBITDA[1]	23,047	5,282	(972)
1.See “ Non-IFRS measures” above.
2.In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments were effective for annual periods beginning on or after January 1, 2024 and applied retrospectively. The Company adopted the narrow scope amendments on January 1, 2024. These amendments resulted in the Company recognizing the Beedie Convertible Loan as a current liability and a portion of the Sandstorm Convertible Note as a current liability as at December 31, 2023.

B.Liquidity and Capital Resources

As at December 31, 2025, we had a cash balance of $3.7 million. We use excess cash in order to pay down outstanding amounts on the Credit Facility in order to reduce the amount of interest expense which we incur. We aim to maintain a cash balance of approximately $1.0 million in order to meet working capital requirements. Our cash and cash equivalents balance is held in a combination of US dollars and Canadian dollars.

Sources of liquidity: As of the date of this Annual Report, we have four revenue-generating royalties, two revenue-generating streams, and monthly cash flows from the Greenstone GPA, which, together with our working capital, are expected to provide sufficient cash for Versamet to cover all operating expenses and working capital requirements for at least 12 months from December 31, 2025 as well as for the long-term.

As at December 31, 2025, we had $9.0 million undrawn our Credit Facility which was available for us as a source of liquid asset; undrawn funds on the Upsized Credit Facility are currently our only unused source of liquid assets. We intend to grow through the acquisition of additional royalties, streams and other interests, and may raise money in future through equity offerings, however, capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings.

Debt

Credit Facility

We entered into the $30 million Credit Facility on October 31, 2023. Transaction costs of $0.7 million were netted against the initial drawdown for accounting purposes and the carrying balance is accreted to face value over the expected life of the Credit Facility.

On April 30, 2025, we entered into the Credit Facility amending agreement, whereby the facility was increased from $30 million with a $15 million accordion to $60 million with a $15 million accordion. With the amendment, the maturity was updated to April 30, 2028. Between April 30, 2025 and May 1, 2025, we drew down a total of $55 million under the Credit Facility (as amended) in order to repay the full amount of the Beedie Convertible Loan (see below) and also to complete the acquisition of the Kolpa stream under the terms of the Kolpa CPA.

On September 24, 2025 we amended and expanded the Credit Facility to the Upsized Credit Facility. The Upsized Credit Facility was comprised of an upsized $100 million revolving credit facility maturing in April 2028, and the $80 million term loan.

On March 4, 2026, the Company amended the Upsized Credit Facility agreement to upsize the revolving credit facility to $200 million with a $25 million accordion feature (the “Upsized RCF”) and retire the term loan.

On April 2, 2026, and in connection with the acquisition of the Eskay Creek stream, we amended the Upsized Credit Facility to a $250 million revolving credit facility and a $150 million term loan (the “Second Amended Upsized Credit Facility”).

The amounts drawn on the Second Amended Upsized Credit Facility are subject to interest at the Secured Overnight Financing Rate plus 2.25% to 3.75% per annum, and the undrawn portion of the revolving credit facility is subject to a standby fee of 0.5063%-0.8438% per annum, both of which are dependent on our leverage ratio. Our leverage ratio covenant is less than or equal to 6.00x from and including fiscal quarter ended June 30, 2026 and, less than or equal to 5.00x from and including fiscal quarter ended December 31, 2026, less than or equal to 4.00x from and including fiscal quarter ended June 30, 2027 and, less than or equal to 3.50x from and including fiscal quarter ended September 30, 2027. Under the terms of the revolving credit facility, we are also subject to an interest coverage ratio of greater than or equal to 3.00x as at the last day of each fiscal quarter beginning with the fiscal quarter ended December 31, 2025. In the event that the Greenstone Buydown Option is exercised, the compensation amount received from Equinox shall be applied as a prepayment of outstanding balances under the Credit Facility, with the continuing Credit Facility commitment being reduced to a maximum limit to be agreed. As of the date of this Annual Report, the balance drawn on or outstanding under the revolving credit facility is $235 million and $150 million is outstanding on the Term Loan.

The payment and performance of the Company’s obligations under the Second Amended Upsized Credit Facility is secured by a first priority security interest in all present and after acquired property of the Company and any material subsidiaries.

The Credit Facility (as amended) is secured by a first priority security interest in all of our (and any affiliated entities as defined by the Securities Act (British Columbia)) present and after acquired property.

Beedie Convertible Loan

We entered into a $16.0 million Beedie Convertible Loan on October 31, 2023. The Beedie Convertible Loan has a term of 5 years and matures on October 31, 2028. Interest on the Beedie Convertible Loan consists of an 8% base interest rate and a 1.5% PIK rate, with the PIK rate reducing to 1.0% upon the public listing of our Company. We have the option to pay 25-50% of the base interest rate in Common Shares, subject to certain conditions. Amounts outstanding under the Beedie Convertible Loan can be converted into Common Shares, at the option of Beedie Capital, at a price of C$0.84 per Common Share. We may prepay the Beedie Convertible Loan, subject to certain fees. Additionally, we have the right to force the conversion of up to 50% of the convertible loan should the 30-day volume-weighted average price of Versamet (once public) equal or exceed C$1.47 per Common Share.

On April 23, 2025, we exercised our right under the Beedie Convertible Loan to fully repay the principal outstanding. In accordance with the terms of the Beedie Convertible Loan, we were required to pay a Make Whole Fee as a result of prepaying prior to the maturity date. On April 30, 2025, we paid a total of C$26.1 million to fully extinguish the convertible note. Commensurate with the repayment of the Beedie Convertible Loan, all of the security held by Beedie over the present and after acquired property was released.

During the year ended December 31, 2025, PIK interest of $79,140 (2024 - $179,784) was added to the principal of the Beedie Convertible Loan. Accretion of $3,459,533 (2024 - $415,115) was recorded and added to the carrying value of the Beedie Convertible Loan during the year ended December 31, 2025.

Sandstorm Convertible Note

In conjunction with the purchase of assets from Sandstorm on June 28, 2022, we issued the Sandstorm Convertible Note with a face value of $31.4 million. The Sandstorm Convertible Note was interest-free and had a maturity date of June 28, 2032.

The Sandstorm Convertible Note could be prepaid at any time by Versamet in cash or could be prepaid in a variable number of Common Shares as outlined in our Financial Statements. Further, Sandstorm could convert the Sandstorm Convertible Note into Common Shares as outlined in the Company’s Financial Statements.

The fair value of the Sandstorm Convertible Note at initial recognition was considered to be $14.6 million; all of which was recorded as a financial liability. On three occasions during quarter ended December 31, 2023, we exercised our right under the Sandstorm Convertible Note to satisfy the principal amount outstanding under the Sandstorm Convertible Note, in whole or in part, at any time, provided no event of default has occurred, by delivering fully paid and non-assessable Common Shares to Sandstorm. During 2023, we satisfied a total of $17.2 million of the principal amount outstanding under the Sandstorm Convertible Note by issuing 33.8 million Common Shares to Sandstorm at a price of C$0.70 per Common Share. On June 5, 2024, we exercised our right under the Sandstorm Convertible Note to satisfy the principal amount outstanding under the Sandstorm Convertible Note by delivering fully paid and non-assessable Common Shares to Sandstorm. We satisfied the remaining principal balance of $14.2 million by issuing 24.2 million Pre-Split Common Shares to Sandstorm at a price of C$0.80 per Pre-Split Common Share. The remaining principal amount (face value) outstanding under the Sandstorm Convertible Note as at December 31, 2025 is $nil.

Commitments and contractual obligations

The following table shows our Company’s contractual obligations as they fall due as at December 31, 2025 and December 31, 2024:

				Total	Total
	Within 1 year	1–5 years	Over 5 years	Dec. 31, 2025	Dec. 31, 2024
	$000s	$000s	$000s	$000s	$000s
Trade and other payables	2,878	—	—	2,878	1,233
Beedie Convertible Loan [1]	—	—	—	—	21,784
Credit Facility [1]	41,711	153,089	—	194,800	1,153
Total	44,589	153,089	—	197,678	24,170
1.	The Beedie Convertible Loan and the RCF estimated interest amounts are included in the table above. In accordance with the Beedie Convertible Loan, a proportion of the interest expense included in the table above could be paid in Common Shares. The Company presented the Beedie Convertible Loan as a current liability due to the ability of Beedie Capital to convert all of the outstanding principal into Common Shares at any time, however, the table above shows contractual cash flow obligations. The Beedie Convertible Loan was fully repaid on April 30, 2025 (see above).

We have no other liabilities other than those presented in the table above or discussed elsewhere in this Annual Report, and has no commitments for capital expenditures or contractual obligations. We had no commitments for capital expenditures as at December 31, 2025 or 2024. We intend to grow through the acquisition of additional royalties, streams and other interests, however, capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

C.Research and Development, Patents and Licenses

We did not conduct research and development activities in the last three years.

D.Trend Information

We are not aware of any material recent trends in production, sales and inventory, costs, selling prices, or the state of the order book to report, or any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily be indicative of future operating results or financial condition.

E.Critical Accounting Estimates

Accounting for Acquisition of Assets and Stream, Royalty and Other Interests

The Company’s business is the acquisition of royalties and other interests. Each royalty and other interest has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as royalty and other interest or a financial instrument requires the consideration of factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9 Financial Instruments (“IFRS 9”); and (iii) whether there is a contractual commitment to repay amounts under the royalty and other interests. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty and other interests generally require a high degree of judgement, and include estimates of Mineral Reserves and Resources acquired, future production, metal prices, discount rates, conversion of Resources and exploration potential, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Fair Value of Greenstone Gold Interest

The fair value of the Greenstone Gold Interest was determined by calculating the present value of the future gold deliveries under the Greenstone GPA. The determination of the fair value of the Greenstone Gold Interest at period end requires the use of estimates and assumptions for commodity prices, discount rates and the timing of gold receipts received by the Company under the agreement with Equinox. Changes in any of the estimates and/or assumptions used in determining the fair value could impact the fair value of the Greenstone Gold Interest at period end and the associated change in fair value of the Greenstone Gold Interest recorded in the Statement of Loss and Comprehensive Loss during the period. Changes in each of the following key assumptions and estimates would have the following impact on the value of the Greenstone GPA as at December 31, 2025 (with an associated movement in the Statement of Loss and Comprehensive Loss):

Key assumption	Sensitivity applied to key assumption	Impact on Greenstone GPA asset value at December 31, 2025
Gold price	+/- 10%	+/- $7.6 million
Discount rate	+/- 1%	- $3.7 million / + $4.1 million

Attributable Reserve and Resource Estimates

Stream, royalty and other interests are a significant class of assets of the Company, with a carrying value of $318.7 million at December 31, 2025 (December 31, 2024 — $165.4 million). This amount represents the capitalized expenditures related to the acquisition of the stream, royalty and other interests net of accumulated depletion and any impairments. The Company estimates the Reserves and Resources relating to each interest. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has stream and royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Reserves or Resources, or the date of initial production from the mine may impact the carrying value of the Company’s stream, royalty and other interests and depletion charges. Stream, royalty and other interests related to producing mines are bifurcated into a depletable and non-depletable balance. The split between the depletable and non-depletable balances is based on a discounted cash flow analysis of the mine plan in question for that royalty or stream. Included in the depletable balance is 100% of Mineral Reserves and a portion of Resources. Included in the non-depletable balance are the remaining Resources (not included in the depletable balance) and any exploration potential, if applicable. If estimates of the value of the depletable and non-depletable balances of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company’s net income and net assets. Changes to depletion rates are accounted for prospectively.

Impairment of Royalty and Other Interests

Assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of their fair values. The assessment of the fair values of royalty and other interests requires the use of estimates and assumptions for Mineral Reserves and Resources, future production, commodity prices, discount rates, conversion of Resources and exploration potential, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of Mineral Reserve/resource; (ii) net asset value multiples (iii) cash-flow multiples; (iv) comparable transactions and (v) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Functional Currency

The functional currency of the Company is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency if there is a change in events and conditions which determine the primary economic environment.

Income Taxes

The interpretation of new and existing tax laws or regulations in any of the countries in which our royalty and other interests are located or to which shipments of commodities are made or received requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

Share-based Compensation

Stock options

The Company utilizes the Black Scholes Methodology (“BSM”) to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the BSM requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Volatility is estimated using the historic stock price of similar listed entities, the expected term and the number of equity instruments expected to vest is estimated using management judgement. Prior to the Company publicly listing its common shares, the expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable. Any changes in these assumptions and estimates could change the amount of share-based compensation recognized in profit or loss and the share-based compensation reserve. Significant assumptions related to share-based payments are disclosed in note 9 of the financial statements of the Company for the year ended December 31, 2025.

Restricted Share Units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under our RSU Plan, the Board of Directors has the discretion to determine upon grant whether the RSUs are to be settled in cash or equity.

Where we do not have a present obligation to settle the issued RSUs in cash, the RSUs issued are treated as equity-settled instruments. The fair value of RSUs is determined using the fair value of the RSU at the date of grant and is adjusted based on the number of equity instruments expected to ultimately vest. The fair value of the RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, we re-assess our estimates of the number of awards that are expected to vest and recognize the impact of any revisions to this estimate in equity.

Performance Restricted Share Units

We use a Monte Carlo pricing model to estimate the fair value of PRSUs granted to our directors, officers, employees and consultants. The use of the Monte Carlo pricing model requires management to make various estimates and assumptions that impact the value assigned to the PRSUs including assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates. Changes in these assumptions and estimates could change the fair value of the amount of share-based compensation recognized in profit or loss and the share-based compensation reserve. Significant assumptions related to PRSUs are disclosed in Note 9 of the financial statements of the Company for the year ended December 31, 2025.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors, senior management, and certain employees upon whose work we are dependent.

Name	Age	Position	First Appointed as Director/Senior Management
Gregory Smith	50	Non-Executive Chair and Director	June 28, 2022/ November 7, 2022
Daniel O’Flaherty	44	Chief Executive Officer and Director	April 1, 2025
Marcel de Groot	52	Director	January 31, 2022
Michael McDonald	41	Director	July 31, 2024
Elizabeth McGregor	49	Director	May 12, 2025
Mark Backens	64	Director	May 12, 2025
Juan Presa	35	Director	March 13, 2026
Victoria McMillan	44	Chief Financial Officer	June 28, 2022
Paul Jones	45	President	March 4, 2026
Diego Airo	40	EVP, Project Evaluation	March 4, 2026
Craig Rollins	45	General Counsel and Corporate Secretary	January 31, 2022/ January 1, 2024

Gregory Smith. Mr. Smith was fundamental in the creation and launch of Versamet since its launch in June 2022 as a founding shareholder. Mr. Smith is also a founding shareholder of Equinox Gold, a leading mid-tier gold producer, and served as its President and then CEO until July 2025. Mr. Smith has a long track record of entrepreneurship, executive leadership, and M&A in mining, and has raised or arranged over $2 billion in debt and equity over the course of his career. Mr. Smith has held multiple executive positions at mining companies including CEO of JDL Gold and CEO and founder of Anthem United, both now part of Equinox Gold, CEO of Solaris Resources, President and CEO of Esperanza Resources prior to its sale to Alamos Gold, and CFO of Minefinders Corporation prior to its sale to Pan American Silver. Mr. Smith has also held management positions at both Goldcorp and the mining division of KPMG LLP, and has acted as a director of Premier Royalty, Chesapeake Gold, i80 Gold, Solaris Resources and Royalty North Partners. Mr. Smith is a Fellow of the Chartered Professional Accountants of British Columbia (FCPA).

Daniel O’Flaherty. Most recently, Mr. O’Flaherty held the position of Chief Executive Officer of Maverix Metals Inc. which he co-founded in 2016. Maverix Metals was sold to Triple Flag Precious Metals Corp. in 2022 for over $700 million. He has 20 years of investment banking and executive officer experience in the mining industry. Mr. O’Flaherty was previously the Executive Vice President of Corporate Development at Esperanza Resources, which was acquired by Alamos Gold in 2013. In addition to serving as Executive Vice President of two gold development companies, both of which were acquired, Mr. O’Flaherty was formerly a director in the investment banking team of Scotia Capital in Vancouver focused exclusively on the metals and mining sector where he specialized in providing advice to clients on acquisitions, divestitures, mergers, and hostile takeover defenses as well as on equity and debt financings. Mr. O’Flaherty holds a Bachelor of Commerce degree, with honors, from the University of British Columbia.

Marcel de Groot. Mr. de Groot is a co-founder and the President of Pathway Capital Ltd. Mr. de Groot has over 20 years of experience in providing strategic support to both private and public companies within the metals and mining space. He has been involved in a number of mergers and acquisitions, financings, and re-organizations including Equinox and Versamet as well as the acquisitions of CIC Resources Inc. (Northern Dynasty Minerals Ltd.), Asanko Gold Inc. acquisition of PMI Gold Corporation, Esperanza Resources Corp. (Alamos Gold Inc.), and Underworld Resources Inc. (Kinross Gold Corp.). Mr. de Groot holds a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Professional Accountant. Mr. de Groot is also currently Director of Copper Standard Resources Inc. (formerly Level 14 Ventures Ltd.) (“Copper Standard”).

Michael McDonald. Mr. McDonald, currently Vice President, Investor Relations, Corporate Development & Treasury at B2Gold., has more than 15 years of experience in capital markets and joined B2Gold from Gold Standard Ventures Corp. where he served as Vice President, Corporate Development & Investor Relations from 2021. Prior to joining Gold Standard Ventures Corp., he held corporate development and investor relations roles with SSR Mining Inc. from 2010 to 2017, and from 2019 to 2020. From 2017 to 2019, he was Vice President, Metal Sales for Goldcorp Inc. Mr. McDonald started his career in investment banking with CIBC and holds a B.Com. in Finance from the University of British Columbia. Mr. McDonald currently serves on our Board pursuant to B2Gold’s nomination right. No other shareholder has exercised any such nomination right.

Elizabeth McGregor. Ms. McGregor has over 20 years of financial experience and over 15 years of experience in the mining sector. She was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc. and was previously at Goldcorp and KPMG earlier in her career. Ms. McGregor has a wide variety of executive financial experience, including debt financing, stakeholder management, board reporting, and corporate, mine site and project management experience. Ms. McGregor currently serves as a director on the board of Kinross Gold Corporation and Orla Mining Ltd. Ms. McGregor has a B.A. (Hons) from Queen’s University and is a Canadian Chartered Professional Accountant.

Mark Backens. Mr. Backens has over 35 years of global mining experience, most recently serving as Chief Executive Officer of Alio Gold Inc. Previous experience includes directorships with Alio Gold Inc., Timmins Gold Corp., Anthem United Inc., New Strike Capital Inc., Candelaria Mining Corp., and Soho Resources Corp. Mr. Backens’ other experience includes Director of Investment Banking – Mining for Scotia Capital Inc. and senior management roles with Meridian Gold Inc., Placer Dome Inc. and Goldcorp Inc. in areas of engineering, mine construction, mine management and corporate development. Mr. Backens holds a Bachelor of Science degree in Geological Engineering from South Dakota School of Mines and also holds Partners Directors and Senior Officers Certification. Mr. Backens was formerly a member of AIME, CIM and a Professional Geologist.

Juan Presa. Mr. Presa has served as General Counsel of Union Group since September 2020 and as Corporate Execution Manager at Tether since November 2025, contributing to strategic initiatives and overseeing critical operational processes. His professional experience encompasses advising companies across diverse sectors, including agriculture, mining, and FinTech, with a strong focus on capital markets. He has worked with publicly listed companies on major exchanges such as the New York Stock Exchange, Nasdaq, and the TSX. He graduated from the Catholic University in Uruguay with a law degree and holds a Master’s Degree in M&A, Corporate, and Financial Direction from ISDE Law Business School in Madrid.

Victoria McMillan. Ms. McMillan has been the Chief Financial Officer of Versamet since its launch in 2022. Ms. McMillan has over 20 years of financial experience working across a variety of sectors with a focus on mining and the royalty industry. She has led financial reporting, regulatory, tax and risk management functions. Ms. McMillan has also held various other finance roles within the mining sector including at two mid-tier gold mining companies where she was involved in the execution of mergers and acquisitions, a U.S. listing, as well as the establishment and management of a gold sales function. Ms. McMillan’s experience includes 8 years with PricewaterhouseCoopers in both London, United Kingdom, and Vancouver, where she was a senior manager within the assurance practice. Ms. McMillan currently serves as a director on the board of Lundin Mining Corporation and recently completed a four year term from 2021-2024 as a director on the board of BC Hydro, where she chaired the Audit and Finance Committee. Ms. McMillan holds a Bachelor of Management Studies from the University of Nottingham and she is a Chartered Professional Accountant. Ms. McMillan has completed the ICD-Rotman Directors Education Program and is a member of the Institute of Corporate Directors.

Paul Jones. Mr. Jones brings over 20 years of experience in the mining sector. Prior to joining Versamet, Mr. Jones was the Senior Vice President of Corporate Development for Alexco Resource Corp. until its acquisition by Hecla Mining, as well as Senior Vice President of Corporate Development for Alio Gold prior to its sale to Argonaut Gold. Mr. Jones has held roles of increasing responsibility in operations, financial planning and analysis, investor relations, and business development for Capstone Mining (now Capstone Copper). Mr. Jones also spent 12 years in investment banking where he advised mining clients on the execution of more than $15B in merger and acquisition transactions. Mr. Jones holds a Bachelor of Commerce degree from the University of British Columbia.

Diego Airo. Mr. Airo brings over 20 years of experience in the resource sector comprised of a unique blend of operations, project, technical, and corporate roles. Prior to joining Versamet, Mr. Airo worked as Director of Project Evaluations at Maverix Metals Inc, until its acquisition by Triple Flag Precious Metals Corp. Mr. Airo has also held various leadership, technical and operational roles at Capstone Mining Corp. (now Capstone Copper Corp.) and Kinross Gold Corporation, spanning multiple continents and commodities. Mr. Airo is a Registered Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Processing Engineering from the University of British Columbia as well as a Master of Finance from Pennsylvania State University.

Craig Rollins. Mr. Rollins was fundamental in the creation and launch of Versamet since its launch in 2022. Mr. Rollins is a corporate and securities lawyer advising companies operating in the mining and natural resource sectors. Mr. Rollins’ expertise includes complex corporate and commercial transactions, mergers and acquisitions, options and joint ventures, corporate governance, regulatory and stock exchange compliance, stock exchange listings and public offerings. Mr. Rollins has in-house legal counsel experience with several companies in the mining and natural resource sectors, including Pathway Capital Ltd. and Copper Standard, and also brings experience from a preeminent Vancouver based law firm. Mr. Rollins holds his undergraduate and law degrees from the University of British Columbia and the University of Windsor, respectively, and is a practicing member of the Law Society of British Columbia.

There are no family relationships between any of our directors and officers.

Public Company Board Memberships

The following table identifies other public companies for which members of the Board currently serve as directors.

Director	Other Current Board Appointments
Marcel de Groot	Director of Copper Standard Resources Inc. (CSE) Director of Carbon Streaming Corporation (Cboe Global Markets)
Daniel O’Flaherty	Director of Copper Standard Resources Inc. (CSE)
Elizabeth McGregor	Director of Kinross Gold Corporation (TSX) (NYSE American) Director of Orla Mining Ltd. (TSX) (NYSE American)

B.Compensation

The following table sets out the compensation paid to our directors and senior management for the fiscal year ended December 31, 2025.

Table of Compensation (excluding compensation securities)
Name and position(s)	Year(1)	Base salary (US$)	Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites (US$)	Value of all other compensation (US$)	Total Compensation (US$)
Daniel O’Flaherty, Chief Executive Officer and Director(2)	2025	208,870	357,000	Nil	Nil	Nil	565,870
Victoria McMillan, Chief Financial Officer(3)	2025	150,685	223,442	Nil	Nil	145,921	520,048
Craig Rollins, General Counsel and Corporate Secretary(4)	2025	150,685	223,442	Nil	Nil	Nil	374,127
Greg Smith, Non-Executive Chair and Director	2025	Nil	Nil	Nil	Nil	Nil	Nil
Diego Airo Executive Vice President, Project Valuation	2025	178,925	223,442	Nil	Nil	Nil	402,367
Paul Jones President	2025	178,925	223,442	Nil	Nil	Nil	402,367
Marcel de Groot, Director	2025	Nil	Nil	Nil	Nil	Nil	Nil
Michael McDonald, Director(5)	2025	Nil	Nil	Nil	Nil	Nil	Nil
Juan Presa Director(6)	2025	Nil	Nil	Nil	Nil	Nil	Nil
John Armstrong Former Chief Executive Officer and Director(9)	2025	40,653	Nil	Nil	Nil	802,396	843,049
(1)	All compensation in respect of the directors and senior management is paid out in C$ and converted to US$ for reporting purposes using the Bank of Canada daily, monthly or annual average exchange rate.
(2)	Appointed as Interim Chief Executive Officer on February 28, 2025 and Chief Executive Officer and Director on April 1, 2025. Prior to Mr. O’Flaherty’s appointment as Chief Executive Officer, Mr. O’Flaherty was an advisor/consultant to the Company and received only Options in such capacity.
(3)	Appointed Chief Financial Officer on June 28, 2022.
(4)	Appointed as Corporate Secretary on January 1, 2024. All compensation received by Mr. Rollins was in his capacity as General Counsel.

(5)	Appointed on July 31, 2024.
(6)	Appointed on March 13, 2026.
(7)	Appointed as Executive Vice President, Project Evaluation effective March 4, 2026.
(8)	Appointed as President effective March 4, 2026.
(9)	Acted as Chief Executive Officer and a Director from November 7, 2022 to February 28, 2025. All compensation received by Mr. Armstrong was in his capacity as Chief Executive Officer.

Compensation Securities

The following table sets out all compensation securities granted or issued to the directors and senior management by us in the financial year ended December 31, 2025:

Compensation Securities
Name and position(s)	Type of compensation security	Number of compensation securities, number of underlying securities	Date of issue or grant	Issue, conversion or exercise price ($)	Expiry date
Daniel O’Flaherty, Chief Executive Officer & Director	Options	149,906/149,906	January 15, 2025	4.00	January 15, 2030
	RSUs	200,000/200,000	April 1, 2025	4.00	N/A
	PRSUs	400,000/400,000	April 1, 2025	4.00	N/A
Victoria McMillan, Chief Financial Officer	Options	79,638/79,638	January 15, 2025	4.00	January 15, 2030
	RSUs	31,875/31,875	January 15, 2025	4.00	N/A
Craig Rollins, General Counsel and Corporate Secretary	Options	79,638/79,638	January 15, 2025	4.00	January 15, 2030
	RSUs	31,875/31,875	January 15, 2025	4.00	N/A
Gregory Smith, Chairman and Director	RSUs	18,750/18,750	January 15, 2025	4.00	N/A
	Options	40,000/40,000	May 9, 2025	4.00	May 9, 2028
Marcel de Groot, Director	RSUs	18,750/18,750	January 15, 2025	4.00	N/A
	Options	40,000/40,000	May 9, 2025	4.00	May 9, 2028
Mark Backens, Director	RSUs	18,750/18,750	May 9, 2025	4.00	N/A
	Options	40,000/40,000	May 9, 2025	4.00	May 9, 2028
Elizabeth McGregor, Director	RSUs	18,750/18,750	May 9, 2025	4.00	N/A
	Options	40,000/40,000	May 9, 2025	4.00	May 9, 2028
Michael McDonald, Director	RSUs	18,750/18,750	January 15, 2025	4.00	N/A
	Options	40,000/40,000	May 9, 2025	4.00	May 9, 2028
Juan Presa, Director(1)	Nil	Nil	Nil	Nil	Nil
Paul Jones, President(2)	Options	99,938/99,938	January 15, 2025	4.00	January 15, 2030
Diego Airo, Executive Vice President, Project Development(3)	Options	99,938/99,938	January 15, 2025	4.00	January 15, 2030
(1)	Appointed as director on March 13, 2026.
(2)	Appointed as President effective March 4, 2026.
(3)	Appointed as Executive Vice President, Project Evaluation effective March 4, 2026.

Compensation Governance

Introduction

The following discussion describes the significant elements of the compensation program for the “named executive officers” (“NEOs”) of the Company, as such term is defined in Canada’s Form 51-102F6V – Statement of Executive Compensation – Venture Issuers. During the Company’s most recently completed financial year, the NEOs were:

●	John Armstrong, Former Chief Executive Officer and Director
●	Victoria McMillan, Chief Financial Officer
●	Craig Rollins, General Counsel and Corporate Secretary

To achieve our strategic business and financial objectives, we need to attract, retain and motivate a highly talented executive team.

We intend to design our executive compensation program to achieve the following objectives:

●	Provide competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers;
●	Motivate our executive team to achieve our strategic and financial objectives, including accretively growing our asset base through the creation and acquisition of royalties, streams and other interests;
●	Align the interests of our executive officers with the long-term interests of our shareholders;
●	Create a strong pay for performance relationship; and
●	Provide incentives that encourage appropriate levels of risk-taking by our executive team.

We offer our executive officers cash compensation in the form of a base salary and bonus. Additionally, from time to time we grant equity-based compensation under our omnibus equity incentive plan (the “Omnibus Plan”). We believe that equity-based compensation awards motivate our executive officers to achieve our strategic and financial objectives, and also align their interests with the long-term interests of our shareholders. While we anticipate that our proposed executive officer compensation program will be effective at attracting and maintaining executive officer talent, we intend to continue evaluating our compensation practices on an ongoing basis to ensure that we are providing competitive compensation opportunities for our executive team. We intend to review the compensation of our executive team on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors that may become relevant as we compete in the market.

Compensation-Setting Process

Our Compensation Committee is responsible for assisting the Board in its oversight responsibilities relating to the compensation, nomination, objectives, evaluation and succession of the executive officers of the Company including the Chief Executive Officer and the Chief Financial Officer. The Compensation Committee shall perform the functions customarily performed by compensation committees and any other functions assigned by the Board. See “- Other Board Committees”.

Our Board will adopt a written charter for our Compensation Committee setting out its responsibilities for designing and administering our compensation programs and reviewing the level and nature of the compensation payable to our directors and executive officers. Our Compensation Committee’s oversight will include reviewing objectives and performance and ensuring that total compensation paid is fair, reasonable and consistent with the objectives and philosophy of our compensation program.

Trading Restrictions

All of our directors, officers and employees will be subject to our securities trading policy. This policy will prohibit trading in our securities while in possession of material undisclosed information about the Company. Further, our securities trading policy will prohibit the communication of material non-public information, from insiders to any person, including family or friends. The insiders will also be prohibited from making any recommendations or express opinions on the basis of material non-public information for the purpose of or in the context of trading in the Company’s securities of any other public company when having knowledge that has not been generally disclosed.

The Company will observe blackout periods prior to quarterly and annual financial statements announcements. Regular Blackout Periods will commence (a) one calendar week before the scheduled release of the Company’s quarterly financial statements; or (b) two calendar weeks before the scheduled release of the Company’s annual financial statements, and end at the opening of the market on the second full trading day following the date of the public disclosure of the applicable financial statements. In addition, the Company may deem it appropriate to apply an extraordinary Blackout Period by issuing notice instructing specified individuals not to trade in the securities of the Company or any other public company under special circumstances and until otherwise notified.

Components of Compensation

Compensation of the majority of our executive officers is expected to include three main components: (i) base salary; (ii) bonus; and (iii) long-term equity incentives granted from time to time under the Omnibus Plan. Executive officers will be entitled to the reimbursement of reasonable expense and benefits but perquisites and benefits are not expected to be a significant element of compensation for our executive officers.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries will be determined on an individual basis taking into account the scope of the executive officer’s responsibilities, their prior experience and their position relative to relevant peers in the market. Base salaries will be reviewed annually and may be increased if warranted, or necessary to maintain market competitiveness. In addition, base salaries can be adjusted upwards throughout the year to reflect promotions or other increases in the scope or breadth of an executive officer’s role or responsibilities.

Bonus

Executive officers will be considered for participation in an annual bonus which will be payable in cash and/or equity at the ultimate election of the Compensation Committee.

Omnibus Plan

The material features of our Omnibus Plan are summarized below.

Purpose

The purpose of the Omnibus Plan is:

(a)	to increase the interest in the Company’s Directors, Employees and Consultants (“Eligible Participants”) who share responsibility for the business management and growth of the Company;
(b)	to provide an incentive to such Eligible Participants to continue their services to the Company or a subsidiary and to motivate such Eligible Participants whose skills, experience, performance and loyalty to the objectives and interests of the Company or a subsidiary are necessary or essential to its success;
(c)	to reward Eligible Participants for their performance of services while working for the Company or a subsidiary; and
(d)	to provide a means through which the Company or a subsidiary may attract and retain able persons to enter its employment or service.

“Participant” means any Eligible Participant that is granted one or more Awards (as defined herein) under the Omnibus Plan.

Types of Awards

The Omnibus Plan provides for the grant of Options, RSUs and performance share units (“PRSUs” or together with RSUs, “Share Units”), share appreciation rights (“SARs”), and deferred share units (“DSUs”) (each an “Award” and, collectively, the “Awards”). All Awards are granted by an agreement, certificate or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”).

Plan Administration

The Omnibus Plan is administered and interpreted by the Board or, if the Board by resolution so decides, by a committee appointed by the Board. If such committee is appointed for this purpose, all references to the “Board” in the Omnibus Plan will be deemed references to such committee.

Subject to the provisions of the Omnibus Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operation of the Omnibus Plan as it may deem necessary or advisable. The interpretation, administration, construction and application of the Omnibus Plan and any provisions thereof made by the Board will be final and binding on the Company, its subsidiaries and all Eligible Participants.

Nothing contained in the Omnibus Plan prevents the Board from adopting other or additional Share Compensation Arrangements (as defined herein) or other compensation arrangements, subject to any required approvals.

Shares Available for Awards

The number of Common Shares reserved for issuance, in the aggregate, pursuant to the settlement or exercise of Awards granted under the Omnibus Plan will be equal to a maximum of 10% of the issued and outstanding Common Shares (“Issued Shares”) from time to time, less the number of Common Shares reserved for issuance pursuant to any other stock option plan, employee stock purchase plan, long-term incentive plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares from treasury (each, a “Share Compensation Arrangement”).

Limits on Grants

1.	In no event will the Omnibus Plan, together with all other previously established and outstanding Share Compensation Arrangements, permit at any time:
(a)	the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued to Insiders (as a group) must not exceed 10% of the Issued Shares at any point in time;
(b)	the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to Insiders (as a group) must not exceed 10% of the Issued Shares, calculated as at the date any Award is granted or issued to any Insider; or
(c)	the maximum aggregate number of Issued Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Person (as defined and where permitted under the Omnibus Plan, any companies that are wholly owned by that Person) must not exceed 5% of the Issued Shares, calculated as at the date any Award is granted or issued to the Person, unless the Company has obtained the requisite disinterested shareholder approval.

2.	The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12-month period to any one Consultant must not exceed 2% of the Issued Shares, calculated as at the date any Award is granted or issued to the Consultant.
3.	The maximum aggregate number of Issued Shares that are issuable pursuant to all Options granted in any 12 month period to all Investor Relations Service Providers in aggregate must not exceed 2% of the Issued Shares, calculated as at the date any Option is granted to any such Investor Relations Service Provider.
4.	Investor Relations Service Providers may not receive any Awards other than Options.

5.	Upon authorization by the Board of the exercise of an Option on a “cashless exercise” basis pursuant to Section 3.7(3) of the Omnibus Plan or “net exercise” basis pursuant to Section 3.7(4), the number of Options exercised, surrendered or converted, and not the number of Issued Shares actually issued by the Company, will be included in calculating the Option limits set forth in Section 2.4(1)(b) and Section 2.5 of the Omnibus Plan. Notwithstanding the forgoing, any Award that has been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being exercised, and pursuant to which no securities have been issued, will continue to be issuable under the Omnibus Plan.

Description of Awards

Options

An Option is an option granted by the Company to a participant entitling such participant to acquire a designated number of Common Shares from treasury at the Option Price. For greater certainty, the Company is obligated to issue and deliver the designated number of Common Shares on the exercise of an Option and shall have no independent discretion to settle an Option in cash or other property other than Common Shares issued from treasury. For the avoidance of doubt, no dividend equivalents shall be granted in connection with an Option.

The price per Common Share to be payable upon the exercise of each Option will be determined and approved by the Board when the applicable Option is granted, and will not be less than the Market Price as of the Grant Date, less any discount permitted by the TSXV or if the Common Shares are not listed and posted for trading on the TSXV at a particular date, such other stock exchange or trading platform upon which the Common Shares are listed and posted for trading and which has been designated by the Board (the “Exchange”). Under the Omnibus Plan, “Market Price” means (a) if the Common Shares are then listed on the TSXV, the closing price per Common Share on the TSXV on the last trading day prior to the particular date as of which the Market Price is required to be determined, (b) if the Common Shares are not listed on the TSXV, the closing price per Common Share on any other Exchange on which the Common Shares are then listed (and, if more than one, will be the Exchange on which the majority of trading in the Common Shares occurs) on the last trading day prior to such date, or (c) if the Common Shares are not listed on any Exchange as of such date, such price as is determined solely by the Board, acting reasonably and in good faith, and such determination will be conclusive and binding on all Persons.

The Board will determine, at the time of granting a particular Option, the period during which such Option is exercisable, which will not be more than 10 years after the Grant Date and which may be shortened in accordance with the Omnibus Plan and the applicable Award Agreement.

Prior to its expiration or earlier termination in accordance with the Omnibus Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such performance criteria and/or other vesting conditions as the Board, at the time of granting the particular Option, may determine in its sole discretion.

The Board may, on terms established by it in its sole discretion and in accordance with Exchange policies, permit an Option to be exercised by way of a “cashless exercise” basis.

Restricted and Performance Share Units

Under the Omnibus Plan, a Share Unit means a right, including a RSU or a PRSU, awarded to a Participant to receive a payment subject to the terms and conditions of the Omnibus Plan, and includes Cash-or-Share Settled Share Units and Share-Settled Share Units.

A “Cash-or-Share Settled Share Unit” is a Share Unit granted by the Company to a Participant, with each such Share Unit entitling the Participant, upon vesting and settlement, to, unless such Share Unit expires prior to being settled, receive a cash payment equal to the Market Price or, in the sole discretion of the Company, one Common Share, subject to customary adjustments as provided in the Omnibus Plan and such restrictions and conditions on vesting as the Board may determine at the time of grant.

A “Share-Settled Share Unit” is a Share Unit granted by the Company to a Participant, with each such Share Unit entitling the Participant, upon vesting and settlement, to acquire, unless such Share Unit expires prior to being settled, one Common Share from treasury, subject to customary adjustments as provided in the Omnibus Plan and such restrictions and conditions on vesting as the Board may determine at the time of grant. For greater certainty, the Company is obligated to issue and deliver a Common Share on the due settlement of a Share-Settled Share Unit and will have no independent discretion to settle any Share-Settled Share Unit in cash or other property.

Subject to the provisions of the Omnibus Plan, restrictions and conditions on vesting of any Share Unit may, without limitation, be based on the passage of time during continued employment or other service relationship (RSU), the achievement of specified Performance Criteria (PRSU), or both.

Subject to the provisions of the Omnibus Plan and any shareholders or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive Share Units; (b) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date(s) on which such Share Units will be granted; (c) determine the relevant conditions, vesting provisions (including the applicable Performance Period (as defined in the Omnibus Plan) and Performance Criteria, if any) and the Restriction Period (as defined in the Omnibus Plan) of each Share Unit; and (d) determine any other terms and conditions applicable to each Share Unit, which need not be identical and which may include non-competition provisions, in each case subject to the terms and conditions of the Omnibus Plan, any applicable Share Unit agreement, and the Exchange rules.

Notwithstanding the Board’s discretion over vesting provisions, in respect of any Share-Settled Share Unit, a Participant may elect, in advance of the Vesting Date (as defined in the Omnibus Plan) for such Share-Settled Share Unit (as defined in the Omnibus Plan), to defer the Redemption Date by filing with the Company an election.

Each grant of a Share Unit will be evidenced by a Share Unit agreement, which will be subject to all applicable terms and conditions of the Omnibus Plan and any other terms and conditions (including any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) as the Board may deem appropriate, provided that they are consistent with applicable law.

Share Appreciation Rights

A SAR is an Award granted to a Participant for future services to be rendered that, upon settlement, entitles such Participant to receive cash and/or Common Shares, as determined by the Company in its sole discretion, equal to the Appreciation Value of such SAR. Under the Omnibus Plan, “Appreciation Value” means, in respect of any SAR, an amount equal to the Market Price on the date the SAR is settled less the base value for the SAR determined by the Board and specified in the applicable Award Agreement (the “Base Value”), which Base Value will not be less than the Market Price on the Grant Date.

Subject to the provisions of the Omnibus Plan, the terms of any applicable SAR Agreement, and any shareholder or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive SARs; (b) fix the number of SARs, if any, to be granted to each Eligible Participant and the date(s) on which such SARs will be granted; (c) determine whether, on settlement of an SAR, a Participant will be entitled to a payment of cash or Common Shares (or a combination); (d) determine the Base Value of the SARs; and (e) determine the relevant conditions and vesting provisions of each SAR; provided that no such condition or restriction will cause the SAR to constitute a “salary deferral arrangement” within the meaning of Section 248(1) of the Income Tax Act (Canada) (the “ITA”).

Each SAR shall expire on the earlier of: (a) December 15th of the calendar year in which such Performance Criteria (as defined in the Omnibus Plan) and/or other vesting conditions applicable to such SAR as determined by the Board at the time of grant of the SAR are achieved; and (b) the fifth anniversary of the date such SAR was granted.

Deferred Share Units

A DSU is an Award for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to receive cash or acquire Common Shares, as determined by the Board in its sole discretion, unless such DSU expires prior to being settled.

The aggregate of all amounts which may be received in respect of a DSU will depend, at all times, on the fair market value of shares of the capital stock of the Company or of a corporation related (within the meaning of the ITA) thereto at a time that is within the period that commences one year prior to the Participant’s Termination Date (as defined in the Omnibus Plan) and ends at the time the amount is received. For greater certainty, no Participant, nor any Person who does not deal at arm’s length, within the meaning of the ITA, with such Participant, shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted, under the Omnibus Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant, for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the Common Shares or the shares of any corporation related, within the meaning of the ITA, to the Company.

Subject to the provisions of the Omnibus Plan, any shareholder or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive DSUs; (b) fix the number of DSUs, if any, to be granted to each Eligible Participant and the date(s) on which such DSUs will be granted; and (c) determine the relevant conditions and vesting provisions for such DSUs, in each case subject to the terms and conditions of the Omnibus Plan, any applicable Award Agreement, and the Exchange rules.

Subject to the vesting and other conditions and provisions in the Omnibus Plan and any applicable Award Agreement, each DSU will entitle the Participant to receive, on settlement, a cash payment equal to the Market Price or, in the sole discretion of the Board, one Common Share, or any combination of cash and Common Shares as the Company in its sole discretion may determine. For greater certainty, no Participant will have any right to demand to be paid in, or receive, Common Shares in respect of any DSU, and, notwithstanding any discretion exercised by the Company to settle any DSU, or portion thereof, in the form of Common Shares, the Company reserves the right to change such form of payment at any time until payment is actually made.

Each grant of a DSU will be evidenced by an Award Agreement, which will be subject to all applicable terms and conditions of the Omnibus Plan and any other terms and conditions (including any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) as the Board may deem appropriate, provided that they are consistent with applicable law.

General Conditions Applicable to Options

Except as otherwise provided in any Employment Agreement or Consulting Agreement or in any Award Agreement, each Option will be subject to the following conditions:

Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant will terminate automatically and become void immediately. For the purposes of the Omnibus Plan, the determination by the Company that a Participant was discharged for Cause will be binding on such Participant. “Cause” will include, among other things, gross misconduct, theft, fraud, breach of confidentiality, breach of the Company’s code of conduct and any other reason determined by the Company to be cause for termination.

Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of their employment or service relationship with the Company or a subsidiary being terminated without Cause: (a) each unvested Option granted to such Participant will terminate and become void immediately upon such termination, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days after the Participant’s Termination Date (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of their resignation from the Company or a subsidiary: (a) each unvested Option granted to such Participant will terminate and become void immediately upon such resignation, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days after the Participant’s Termination Date (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Retirement/Permanent Disability. Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability: (a) each unvested Option granted to such Participant will terminate and become void immediately, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days from the date of retirement or the date on which the Participant ceases their employment or service relationship with the Company or any subsidiary by reason of permanent disability (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Death. Upon a Participant ceasing to be an Eligible Participant by reason of death: (a) each unvested Option granted to such Participant will terminate and become void immediately, and (b) each vested Option held by such Participant at the time of death may be exercised by the legal representative of the Participant, provided that any such vested Option will cease to be exercisable on the earlier of (i) the date that is 12 months after the Participant’s death or (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, the Board may determine, in its sole discretion but subject to applicable laws, that such Participant’s participation in the Omnibus Plan will be terminated, provided that all vested Options will remain outstanding and in effect until the applicable exercise date, or such earlier date determined by the Board in its sole discretion. Notwithstanding the foregoing, the Awards granted to such Participant will expire no later than the date that is 12 months from the date that the Participant ceases to be an Eligible Participant.

For greater certainty, in the event of any conflict between the terms of the Omnibus Plan and the terms of any applicable Employment Agreement, Consulting Agreement or Award Agreement with respect to the time of termination of any Option, the terms of such Employment Agreement, Consulting Agreement or Award Agreement will govern unless prohibited by applicable law.

General Conditions Applicable to Awards other than Options

Except as otherwise provided in any Employment Agreement or Consulting Agreement or in any Award Agreement, each Award, other than Options, will be subject to the following conditions:

Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of their resignation from the Company or a subsidiary, the Participant’s participation in the Omnibus Plan will be terminated immediately, all Awards, other than Options, credited to such Participant’s account that have not vested will be forfeited and cancelled, and the Participant’s rights that relate to such participant’s unvested Awards will be forfeited and cancelled on the Termination Date.

Death, Leave of Absence or Termination of Service. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, or upon a Participant ceasing to be an Eligible Participant as a result of such Participant’s: (a) death, (b) retirement, (c) Termination of Service for reasons other than for Cause, (d) employment or service relationship with the Company being terminated by reason of injury or disability, or (e) being eligible to receive long-term disability benefits, all unvested Awards, other than Options, in the Participant’s account as of such date relating to a Restriction Period in progress will be forfeited and cancelled. Notwithstanding the foregoing, if the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested Awards, other than Options, the date of such action is the Vesting Date, provided that the Awards granted to such Participant will expire no later than the date that is 12 months from the date that the Participant ceases to be an Eligible Participant.

For greater certainty, in the event of any conflict between the terms of the Omnibus Plan and the terms of any applicable Employment Agreement, Consulting Agreement or Award Agreement with respect to the time of termination of any Award, the terms of such Employment Agreement, Consulting Agreement or Award Agreement will govern unless prohibited by applicable law.

Change of Control

In the event of a potential Change of Control, the Board will have the power, in its sole discretion, subject to Exchange and shareholder approval, if required, to accelerate the vesting of Options to assist the Participants to tender into a takeover bid or participate in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board will have the power, in its sole discretion, to (a) provide that any or all Options will thereupon terminate, provided that any such outstanding Options that have vested will remain exercisable until the consummation of such Change of Control, and (b) permit Participants to conditionally exercise their vested Options immediately prior to the consummation of the take-over bid and the Common Shares issuable under such Options to be tendered to such bid, such conditional exercise to be conditional upon the take-up by such offeror of the Common Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in Section 8.2 of the Omnibus Plan is not completed within the time specified therein (as the same may be extended), then notwithstanding Section 8.2 or the definition of “Change of Control”: (i) any conditional exercise of vested Options will be deemed to be null, void and of no effect, and such conditionally exercised Options will for all purposes be deemed not to have been exercised, (ii) Common Shares which were issued pursuant to the exercise of Options which vested pursuant to Section 8.2 will be returned by the Participant to the Company and reinstated as authorized but unissued Common Shares, and (iii) the original terms applicable to Options which vested pursuant to Section 8.2 will be reinstated. In the event of a Change of Control, the Board may exercise its discretion to accelerate the vesting of, or waive the Performance Criteria or other vesting conditions applicable to, outstanding Share Units, and the date of such action will be the Vesting Date of such Share Units.

Assignment

Each Award granted under the Omnibus Plan is personal to the participant and will not be assignable or transferable by the participant, whether voluntarily or by operation of law, except by will or by the laws of descent and distribution.

Amendment

The Board may amend the Omnibus Plan or any Award at any time without the consent of the Participants (except as permitted by the provisions of the Omnibus Plan), provided that any such amendment will not adversely alter or impair the rights of any Participant and is in compliance with applicable law, including the prior approval of the Exchange or, if required, any other regulatory body having authority over the Company.

Unless such approval is required by law or the requirements of the Exchange or any other regulatory body having authority over the Company, the Board may make the following types of amendments to the Omnibus Plan without seeking approval of shareholders:

(a)	any amendment necessary to comply with applicable law (including taxation laws) or the requirements of the Exchange or any other regulatory body to which the Company is subject;
(b)	any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Omnibus Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correcting any grammatical or typographical errors, or amending the definitions contained within the Omnibus Plan;
(c)	any amendment regarding the administration or implementation of the Omnibus Plan;
(d)	any other amendment that does not require the approval of shareholders under applicable laws and regulatory requirements.

Director Compensation

The Company also has a compensation program for the Company’s members of the Board and its committees. The compensation of the directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of the Company’s shareholders.

The Board, on the recommendation of its Compensation Committee, will be responsible for reviewing and approving any changes to the directors’ compensation arrangements. In consideration for serving on our Board, each director will be paid an annual retainer consisting of RSUs and/or stock options. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

External Management Companies

The Company has not entered into any agreement with any external management company that employs or retains one or more of the NEOs or directors and the Company has not entered into any understanding, arrangement or agreement with any external management company to provide executive management services to the Company, directly or indirectly, in respect of which any compensation was paid by the Company.

Employment, Consulting and Management Agreements

John Armstrong, Former Chief Executive Officer and Director

Mr. Armstrong served as our Chief Executive Officer from November 2022 until February 2025. Under his employment agreement, Mr. Armstrong received a base salary of C$350,000, was eligible for an annual performance-based cash bonus targeted at 80% of base salary, and participated in our long-term equity incentive plans, including initial grants of stock options, RSUs and PRSUs. The agreement also included customary provisions regarding termination and change of control. Mr. Armstrong’s employment agreement terminated upon his departure in February 2025.

Mr. Armstrong’s employment agreement provided for base salary, potential annual cash bonuses and/or potential annual equity-based compensation bonuses, benefits and participation in the Omnibus Plan.

Daniel O’Flaherty, Chief Executive Officer and Director

Mr. O’Flaherty receives an annual base salary of $320,000 (effective January 1, 2026), is eligible to receive an annual performance-based cash bonus targeted at 80% of base salary, and participates in our equity-based incentive plans with an annual target grant value equal to 120% of base salary. Upon execution of her agreement, Mr. Flaherty received a grant of 1,000,000 Pre-Split RSUs over a two year period and 2,000,000 PRSUs which will vest on the achievement of certain milestones. If terminated without cause, Mr. Flaherty is entitled to three months’ notice, 18 months of base salary, a bonus payment equal to 1.5 times the greater of his average bonus for the prior two years or his target bonus, and continuation of benefits for 18 months. If terminated within 12 months following a change of control, Mr. Flaherty is entitled to three months’ salary plus two times annual base salary, a bonus equal to two times the greater of his average bonus for the prior two years or his target bonus (plus a prorated bonus), two years of benefits, and full vesting of all equity awards.

The employment agreement with Mr. O’Flaherty specifies the amounts or benefits payable, including severance, to Mr. O’Flaherty in the event that his employment is terminated. See “Termination and Change of Control Benefits” below for further details. Mr. O’Flaherty’s employment agreement also contains customary confidentiality covenants.

Victoria McMillan, Chief Financial Officer

Mrs. McMillan receives an annual base salary of C$315,000 (effective January 1, 2026), is eligible to receive an annual performance-based cash bonus targeted at 70% of base salary, and participates in our equity-based incentive plans with an annual target grant value equal to 90% of base salary. Upon execution of her agreement, she received a grant of 750,000 Pre-Split stock options vesting over three years. If terminated without cause, Mrs. McMillan is entitled to three months’ notice, 12 months of base salary, a bonus payment equal to 1.5 times the greater of her average bonus for the prior two years or her target bonus, continuation of benefits for 15 months, and extended exercisability of vested options for 12 months. If terminated within 12 months following a change of control, she is entitled to three months’ salary plus two times annual base salary, a bonus equal to two times the greater of her average bonus for the prior two years or her target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of options for 12 months.

The employment agreement with Mrs. McMillan specifies the amounts or benefits payable, including severance, to Mrs. McMillan in the event that her employment is terminated. See “Termination and Change of Control Benefits” below for further details. Mrs. McMillan’s employment agreement also contains customary confidentiality covenants.

Craig Rollins, General Counsel and Corporate Secretary

Mr. Rollins receives an annual base salary of C$315,000 (effective January 1, 2026), is eligible to receive an annual performance-based cash bonus targeted at 70% of base salary, and participates in our equity-based incentive plans with an annual target grant value equal to 90% of base salary. If terminated without cause, Mr. Rollins is entitled to three months’ notice, 12 months of base salary, a bonus payment equal to 1.5 times the greater of his average bonus for the prior two years or his target bonus, continuation of benefits for 15 months, and extended exercisability of vested options for 12 months. If terminated within 12 months following a change of control, he is entitled to three months’ salary plus two times annual base salary, a bonus equal to two times the greater of his average bonus for the prior two years or his target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of options for 12 months.

The employment agreement with Mr. Rollins specifies the amounts or benefits payable, including severance, to Mr. Rollins in the event that his employment is terminated. See “Termination and Change of Control Benefits” below for further details. Mr. Rollins’ employment agreement also contains customary confidentiality covenants.

Paul Jones, President

Mr. Jones receives an annual base salary of C$345,000 (effective January 1, 2026), is eligible to receive an annual performance-based cash bonus targeted at 70% of base salary, and participates in our equity-based incentive plans with an annual target grant value equal to 90% of base salary. If terminated without cause, Mr. Jones is entitled to three months’ notice, 12 months of base salary, a bonus payment equal to 1.5 times the greater of his average bonus for the prior two years or his target bonus, continuation of benefits for 15 months, and extended exercisability of vested options for 12 months. If terminated within 12 months following a change of control, he is entitled to three months’ salary plus two times annual base salary, a bonus equal to two times the greater of his average bonus for the prior two years or his target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of options for 12 months.

The employment agreement with Mr. Jones specifies the amounts or benefits payable, including severance, to Mr. Jones in the event that his employment is terminated. See “Termination and Change of Control Benefits” below for further details. Mr. Jones’ employment agreement also contains customary confidentiality covenants.

Diego Airo, Executive Vice President, Project Evaluation

Mr. Airo receives an annual base salary of C$345,000 (effective January 1, 2026), is eligible to receive an annual performance-based cash bonus targeted at 70% of base salary, and participates in our equity-based incentive plans with an annual target grant value equal to 90% of base salary. If terminated without cause, Mr. Airo is entitled to three months’ notice, 12 months of base salary, a bonus payment equal to 1.5 times the greater of his average bonus for the prior two years or his target bonus, continuation of benefits for 15 months, and extended exercisability of vested options for 12 months. If terminated within 12 months following a change of control, he is entitled to three months’ salary plus two times annual base salary, a bonus equal to two times the greater of his average bonus for the prior two years or his target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of options for 12 months.

The employment agreement with Mr. Airo specifies the amounts or benefits payable, including severance, to Mr. Airo in the event that his employment is terminated. See “Termination and Change of Control Benefits” below for further details. Mr. Airo’s employment agreement also contains customary confidentiality covenants.

Termination and Change of Control Benefits

For a summary of the termination and Change of Control benefits provided under the Omnibus Plan, please refer to the “Components of Compensation — Omnibus Equity Incentive Plan” section above. The tables below provide a summary of the termination and Change of Control benefits provided under the NEOs’ employment agreements and the anticipated incremental payments associated with various termination events (assuming the termination events occurred on the final receipt of this Annual Report):

Chief Executive Officer

	Severance	Bonus	Benefits
Involuntary Termination: Not for Cause	3 months’ notice + 18 months base salary	1.5 times the greater of (i) 2-year average bonus and (ii) short term incentive plan target multiplied by base salary.	3 months’ notice plus 18 months’ severance period, subject to stock exchange rules, vested options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 18 months.
Change of Control(1)	3 months’ notice + 2 times base salary	2 times the greater of (i) 2-year average bonus and (ii) short term incentive plan target multiplied by base salary.	2 years All equity compensation fully vests and subject to stock exchange rules, options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 24 months.
(1)	Eligible if termination without cause occurs within 12 months following the Change of Control event.

Other Executive Officers

	Severance	Bonus	Benefits
Involuntary Termination: Not for Cause	3 months’ notice + 12 months base salary	1.5 times the greater of (i) 2-year average bonus and (ii) short term incentive plan target multiplied by base salary.	3 months’ notice plus 12 months’ severance period, subject to stock exchange rules, vested options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 12 months.
Change of Control(1)	3 months’ notice + 2 times base salary	2 times the greater of (i) 2-year average bonus and (ii) short term incentive plan target multiplied by base salary.	2 years All equity compensation fully vests and subject to stock exchange rules, options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 12 months.
(1)	Eligible if termination without cause occurs within 12 months following the Change of Control event.

Involuntary Termination

Name	Not for Cause		Change of Control
Daniel O’Flaherty(1)	C$	1,706,079	C$	2,234,890
Victoria McMillan	C$	1,093,816	C$	1,428,838
Craig Rollins	C$	1,093,816	C$	1,428,838
Paul Jones	C$	1,196,322	C$	1,563,013
Diego Airo	C$	1,196,322	C$	1,563,013
(1)	Appointed as Chief Executive Officer on April 1, 2025.

C.Board Practices

Corporate Governance

We recognize that exemplary corporate governance plays an important role in our overall success and in enhancing shareholder value and have adopted certain additional corporate governance policies and practices. The disclosure set out below describes our approach to corporate governance in accordance with Canada’s National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”).

Board of Directors and Director Independence

Our Board consists of seven directors, six of whom are considered to be independent under Canadian securities laws. Under the BCBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or by proxy at a meeting of shareholders and who are entitled to vote. The directors will be elected by shareholders at each annual meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Our Articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). Pursuant to Section 1.4 of NI 52-110, an independent director is a director who is free from any direct or indirect material relationship which could, in the view of our Board, be reasonably expected to interfere with a director’s exercise of independent judgment. Despite the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of an issuer is considered to have a material relationship with an issuer. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that, of the seven directors on our Board, six are “independent” and one is not considered “independent” within the meaning of applicable Canadian securities laws. Daniel O’Flaherty is not considered to be independent by the Board because he is currently the Company’s Chief Executive Officer.

Our Board believes that given its size and structure it is able to facilitate independent judgment in carrying out its responsibilities. To enhance such independent judgment, the Board generally holds in camera sessions following regularly scheduled Board meetings, including sessions without members of management present and, where appropriate, separate sessions of the independent directors without the Company’s non-independent directors present. During the financial year ended December 31, 2025, the independent directors held seven in camera sessions without non-independent directors and members of management in attendance. Open and candid discussion among the independent directors is facilitated by the relatively small size of the Board.

Board, Chair and Chief Executive Officer Mandates

Our Board has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals. The Board’s fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company’s strategic direction. A copy of our Board’s formal mandate is available on our website at www.versamet.com.

Our Board has adopted a formal mandate of the Chair, which sets out the Chair’s key responsibilities, including, among others, duties relating to Board meetings, information flow to Board members, shareholder meetings and other functions as may be delegated to the Chair by the Board from time to time. A copy of the Chair mandate is available on our website at www.versamet.com.

Our Board has adopted a formal mandate of the Chief Executive Officer, which sets out the key responsibilities of our Chief Executive Officer, including, among others, duties relating to: providing corporate strategy and leadership; responsibility for corporate communication; fostering appropriate corporate culture, ethics and integrity; business and risk management; and discussing goals and objectives of senior management and the Chief Executive Officer. A copy of the Chief Executive Officer mandate is available on our website at www.versamet.com.

Orientation and Continuing Education

Versamet has implemented an orientation program for new directors under which a new director will meet with the Chair, members of senior management and our secretary. New directors are provided with a comprehensive orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. Our Board is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to each committee’s mandate.

Ethical Business Conduct / Global Code of Ethical Conduct

Versamet has adopted a number of policies and guidelines that impart the way directors, officers and employees are expected to conduct themselves and the manner in which they should operate. Our Code provides the foundation of these policies and guidelines and is applicable to all employees, officers, and directors. The Code sets out the ethical rules and standards to which each individual must comply and be accountable. The Code provides the fundamental tenets through which the Company can achieve its commitments to: operate in a responsible manner that complies with applicable laws, rules and regulations; promote the avoidance of conflicts of interest; promote the prompt reporting of violations of the Code; provide a safe and inclusive workplace; provide accountability for adherence to the Code; and provide full, fair, true, timely and plain disclosure. A copy of the Code is available on our website at www.versamet.com.

Nomination of Directors

The nominees for election by shareholders as directors are determined by our Governance and Nominating Committee (“GN Committee”) in accordance with the provisions of applicable corporate law and the charter of our GN Committee. Our GN Committee is comprised of Marcel de Groot (chair), Gregory Smith and Mark Backens. See “- Other Board Committees”.

Compensation of Directors

Director compensation is determined by our Compensation Committee (“Compensation Committee”) in accordance with the provisions of applicable corporate law and the charter of our Compensation Committee. Our Compensation Committee is comprised of Gregory Smith (chair), Elizabeth McGregor and Michael McDonald. See “- Other Board Committees”.

Director Assessment

The Board is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and such committees with a view to ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director may be required to provide an assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, periodically. Such evaluations take into account the competencies and skills each director is expected to bring to his particular role on the Board or on a committee, as well as any other relevant factors.

Other Board Committees

Our Board has established three committees: the Compensation Committee, the GN Committee and the audit committee (the “Audit Committee”).

Compensation Committee

Our Compensation Committee is comprised of Gregory Smith (chair), Elizabeth McGregor and Michael McDonald and is to be comprised of no less than three directors, at least a majority of whom, together with the committee chair, are persons determined by our Board to be independent directors within the meaning of NI 58-101. The Compensation Committee is responsible for assisting the Board in its oversight responsibilities relating to the compensation, nomination, objectives, evaluation and succession of the executive officers of the Company including the Chief Executive Officer and the Chief Financial Officer. The Compensation Committee performs the functions customarily performed by compensation committees and any other functions assigned by the Board, including:

●	Overseeing and recommending for approval by the Board the executive compensation principles, policies, programs, processes and grants of equity-based incentives and processes.
●	Considering and recommending annually or as required for approval by the Board all forms of compensation for the Chief Executive Officer.
●	Annually reviewing all forms of compensation for executive officers.
●	Annually reviewing directors’ compensation and recommending any changes to the Board for consideration.

●	Reviewing the compensation discussion & analysis and related executive compensation disclosure for inclusion in the Company’s public disclosure documents, in accordance with applicable rules and regulations.
●	Reviewing with the Chief Executive Officer any proposed major changes in organization or personnel.
●	Reviewing the annual overall performance of the Chief Executive Officer and reporting annually to the Board on this assessment.
●	Overseeing the implementation and administration of benefit plans and reviewing any proposed major changes in benefit plans and recommending for approval any change requiring Board action.
●	Reviewing, monitoring, reporting, and where appropriate, providing recommendations to the Board on the Company’s exposure to risks related to executive compensation policies and practices, if any, and identifying compensation policies and practices that mitigate any such risk.

Further particulars of the process by which compensation for our executive officers will be determined is provided under “Executive Compensation”

Governance and Nominating Committee

Our GN Committee is comprised of Marcel de Groot (chair), Gregory Smith and Mark Backens and is to be comprised of no less than three directors, at least a majority of whom, together with the committee chair, are persons determined by our Board to be independent directors within the meaning of NI 58-101.

The GN Committee is responsible for: (a) developing the Company’s approach to governance issues and the Company’s response to the corporate governance guidelines; (b) subject to any investor rights agreement or similar agreements which may exist from time to time between the Company and certain shareholders, reviewing the composition and contribution of the Board and its members and recommending Board nominees; (c) overseeing the orientation program for new directors; and (d) helping to maintain an effective working relationship between the Board and management. The GN Committee also assists the Compensation Committee in its oversight responsibilities relating to the nomination, objectives, evaluation and succession of the executive officers of the Company including the Chief Executive Officer and Chief Financial Officer. In addition, the GN Committee is responsible for periodically reviewing the Company’s policies with regards to matters relating to disclosure, trading of securities, governance, ethics, the environment, and health and safety and taking steps to resolve issues of compliance with respect to Board members and executive officers.

In addition, pursuant to investor rights agreements entered into with B2Gold, Equinox, Tether and Lundin, each such shareholder is entitled, for so long as it holds at least 10% of our outstanding common shares, to designate one individual for nomination to our board of directors. If a shareholder elects not to nominate a director, in certain cases it may instead appoint an observer to attend board meetings. Our management is required to support and vote in favor of such nominees, provided they meet applicable eligibility criteria.

Audit Committee

Our Audit Committee is comprised of Elizabeth McGregor (chair), Marcel de Groot and Michael McDonald and is to be comprised of no less than three directors and, subject to the permitted venture issuer exemptions contemplated by Part 6 of NI 52-110, each member shall be independent and financially literate within the meaning of NI 52-110. All three current members of the Audit Committee are considered “independent” and “financially literate” within the meaning of NI 52-110.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110. The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

●	financial reporting and related financial disclosure;
●	risk management;
●	internal control over financial reporting and disclosure controls and procedures;

●	the annual independent audit of the Company’s financial statements;
●	legal and regulatory compliance;
●	related party transactions; and
●	compliance with public disclosure requirements.

Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and
(c)	an understanding of internal controls and procedures for financial reporting.

For additional details regarding the relevant education and experience of each member of our Audit Committee, see “Directors and Executive Officers — Biographical Information Regarding our Directors and Executive Officers”

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor or the external auditor of any subsidiaries, unless such pre-approval is otherwise appropriately delegated by the Audit Committee, or if the Audit Committee adopts appropriate policies and procedures for the engagement of non-audit services.

D.Employees

As at April 30, 2026, we have eight employees, seven of whom are located in Vancouver, Canada and one employee located in the Cayman Islands.

E.Share Ownership

The following table sets forth the share ownership of the individuals in Item 6.B at April 30, 2026:

Name	Number of Shares	Percentage(1)
Gregory Smith(2)	1,219,017	1.12%
Daniel O’Flaherty(3)	2,761,703	2.54%
Marcel de Groot(4)	1,559,681	1.44%
Michael McDonald(5)	Nil	N/A
Elizabeth McGregor(6)	1,400	(7)
Mark Backens(8)	28,750	0.03%
Victoria McMillan(9)	48,684	0.04%
Craig Rollins(10)	1,907,010	1.76%
Juan Presa	10,000	(7)
Paul Jones	121,150	0.11%
Diego Airo	23,770	0.02%
(1)	Based on 108,588,991 Common Shares issued and outstanding at date of this Annual Report.

(2)	Mr. Smith holds 280,000 Options (240,000 with an exercise price of C$3.50 per share and expiry date of September 1, 2027; 40,000 with an exercise price of C$4.00 per share and expiry date of May 12, 2030) and 28,750 RSUs.
(3)	Mr. O’Flaherty holds 292,763 Options (142,857 with an exercise price of C$3.50 per share and expiry date of January 15, 2029; 149,906 with an exercise price of C$4.00 per share and expiry date of January 15, 2030), 107,067RSUs.
(4)	Mr. de Groot holds 190,000 Options (150,000 with an exercise price of C$3.50 per share and expiry date of September 1, 2027; 40,000 with an exercise price of C$4.00 per share and expiry date of May 12, 2030) and 28,750 RSUs.
(5)	Mr. McDonald holds 40,000 Options (with an exercise price of C$4.00 per share and expiry date of May 12, 2030) and 28,750 RSUs.
(6)	Ms. McGregor holds 40,000 Options (with an exercise price of C$4.00 per share and expiry date of May 12, 2030) and 28,750 RSUs.
(7)	Represents less than 0.01%.
(8)	Mr. Backens holds 40,000 Options (with an exercise price of C$4.00 per share and expiry date of May 12, 2030).
(9)	Ms. McMillan holds 267,406 Options (150,000 with an exercise price of C$3.50 per share and expiry date of September 1, 2027; 37,768 with an exercise price of C$3.50 per share and expiry date of January 15, 2029; and 79,638 with an exercise price of C$4.00 per share and expiry date of January 15, 2030) and 146,196 RSUs.
(10)	Mr. Rollins holds 267,406 Options (150,000 with an exercise price of C$3.50 per share and expiry date of September 1, 2027; 37,768 with an exercise price of C$3.50 per share and expiry date of January 15, 2029; and 79,638 with an exercise price of C$4.00 per share and expiry date of January 15, 2030) and 146,196 RSUs.
(11)	Mr. Jones holds 289,774 options (150,000 with an exercise price of C$3.50 per share and expiry date of February 27, 2028; 39,836 with an exercise price of C$3.50 per share and expiry date of January 15, 2029; 99,938 with an exercise price of C$4.00 per share and expiry date of January 15, 2030) and 221,723 RSUs.
(12)	Mr. Airo holds 287,059 options (150,000 with an exercise price of C$3.50 per share and expiry date of March 20, 2028; 37,121 with an exercise price of C$3.50 per share and expiry date of January 15, 2029; 99,938 with an exercise price of C$4.00 per share and expiry date of January 15, 2030) and 152,740 RSUs.

See Item 6.B, “Compensation” for a description of our Omnibus Plan.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

To the best of our knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our Common Shares.

	Number and type			Percentage of Class
Name	of securities	Type of Ownership	Percentage of Class(1)	(fully diluted)(2)
B2Gold	30,460,525	Beneficial and of record	28.05%	27.05%
Tether(3)	13,718,812	Beneficial and of record	12.63%	12.18%
Lundin(4)	9,343,701	Beneficial and of record	8.60%	8.30%
Equinox	11,617,915	Beneficial and of record	10.70%	10.32%
(1)	Based on 108,588,991 issued and outstanding Common Shares at the date of this Annual Report.
(2)	Based on 112,586,279 outstanding Common Shares on a fully diluted basis, assuming the exercise of all outstanding RSUs and options.
(3)	To the best of our knowledge, as of the date of this Annual Report, investment and/or voting control of Tether is held by Juan Sartori.
(4)	To the best of our knowledge, as of the date of this Annual Report, investment and/or voting control of Lundin is held by Jerome Chabannet.

In addition to their shareholdings, our significant shareholders have rights under investor rights agreements that may increase their influence over our affairs. These rights include director nomination and board observer rights, pre-emptive or “top-up” rights to maintain ownership levels in future financings, piggyback registration rights in connection with registered offerings, and certain information rights. The agreements also contain customary transfer restrictions, standstill covenants and termination provisions. Pursuant to the investor rights agreements described under “Item 10.C – Material Contracts,” B2Gold, Equinox and Tether each have the right to nominate one member of our board of directors. Michael McDonald currently serves on our board pursuant to B2Gold’s nomination right, and Juan Presa currently serves on our board pursuant to Tether’s nomination right. Equinox has not exercised its nomination right.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. To the best of our knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

As of February 27, 2026, approximately 1.02% of our Common Shares were beneficially owned by holders in the United States. As of February 27, 2026, there were 406 record holders of our Common Shares in the United States.

B.Related Party Transactions

Other than as disclosed below and elsewhere in this Annual Report, since the beginning of our preceding three financial years ended December 31, 2025 there have been no transactions or loans between our Company and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company;
(b)	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over our company;
(c)	individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family (close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with our company);
(d)	key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our company, including directors and senior management of our company and close members of such individuals’ families; and
(e)	enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of our company and enterprises that have a member of key management in common with our company.

Equinox

Effective June 28, 2022, Equinox was considered to be a related party of the Company as a result of its share ownership in Versamet and the ability of Equinox to nominate a representative to the Board. On October 31, 2023, we also entered into the Greenstone GPA with Regal and Equinox, pursuant to which, after taking into consideration the syndication of 30% of the Greenstone GPA to Regal, Versamet paid $52.5 million (70% of a total $75 million) to Equinox in exchange for the Greenstone Gold Interest. Effective June 5, 2024, Equinox’s share ownership percentage was reduced, and it was determined that it no longer had significant influence over the Company and accordingly effective June 5, 2024 is no longer considered to be a related party of Versamet.

See Item 4.A, “History and Development of the Company – Key Developments” for more information about our transactions with Equinox.

B2Gold

As a result of the Transaction, effective June 5, 2024, B2Gold is considered to be related party of the Company as a result of Versamet being an associate of this entity (as a result of their share ownership in the Company) and the ability of B2Gold to nominate a representative to the Board.

See Item 4.A, “History and Development of the Company – Key Developments” for more information about our transactions with B2Gold.

Sandstorm

Sandstorm was a related party of the Company as a result of it having significant influence through its share ownership in the Company and the ability to nominate for election a representative to the board of directors of the Company.

The Company had a convertible note outstanding with Sandstorm which was fully converted during the year ended December 31, 2024, leaving a remaining balance of nil at December 31, 2025. The Company entered a License agreement with Sandstorm for C$18,000 per month for rent and other shared office costs for total costs of C$216,000 for the year ended December 31, 2025.

On October 20, 2025, Sandstorm was acquired by Royal Gold and Royal Gold became a related party through its acquired share ownership in the Company. On November 17, 2025, Royal Gold sold its shares in Versamet to Tether and Lundin and ceased to be a related party.

Compensation to Key Management Personnel

Our compensation cost for key management personnel was $2,815,424, $1,984,352 and $1,498,299 for the years ended December 31, 2025, 2024, and 2023, respectively.

For information regarding compensation for our directors and senior and management, see the information under Item 6.B. “Compensation”.

C.Interest of experts and counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Litigation

There is no pending, threatened or recently concluded legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, or that involve any third party (including any governmental proceedings) which may have, or have had in the recent past, significant adverse effects on our financial position, as described in this document.

B.Significant Changes

Other than as disclosed below and elsewhere in this Annual Report, there have been no significant changes in our financial condition since the most recent financial statements for the year ended December 31, 2025.

On April 30, 2025, we repaid the full amount of the outstanding principal of the CLA, together with all accrued and unpaid interest (including accrued and unpaid PIK Interest) and the Make Whole Fee for an aggregate prepayment amount of C$26,084,680.

In connection with the closing of the Kolpa CPA, we entered into an amending agreement with BMO and NBF to amend and increase the size of the Credit Facility to $60 million with a $15 million accordion feature. The new Credit Facility included an updated maturity date of April 30, 2028 and an approximate 25 basis point reduction to the drawn interest spread.

In connection with the Appian transaction, on September 24, 2025 we amended and expanded the Credit Facility to the Upsized Credit Facility. The Upsized Credit Facility was comprised of an upsized $100 million revolving credit facility maturing in April 2028, and the Term Loan. In connection with the acquisition of Eskay Creek, the Company entered into the Second Amending Upsized Credit Facility. As of the date of this Annual Report, the balance drawn on or outstanding under the Second Amending Upsized Credit Facility is $385 million, comprised of $235 million drawn on the revolving credit facility and a $150 million term loan.

See Item 4.A, “History and Development of the Company – Key Developments” for more information about the repayment of the CLA and amendment to the Credit Facility.

ITEM 9: THE OFFER AND LISTING

A.Offer and Listing Details

The principal trading market for our Common Shares is the TSX and Nasdaq. Our Common Shares are listed on the TSX and Nasdaq under the trading symbol “VMET”.

As of the date of this Annual Report, our authorized capital consisted of an unlimited number of Common Shares without par value. Our issued and outstanding Common Shares are fully paid.

Our Common Shares are in registered form and the transfer of our Common Shares is managed by our transfer agent, TSX Trust Company. In connection with the Listing, we have appointed Endeavour Trust Corporation as our transfer agent in the United States.

B.Plan of Distribution

Not applicable.

C.Markets

Our Common Shares are publicly traded on the TSX and Nasdaq under the symbol “VMET”.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the issue

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

For information regarding our Memorandum and Articles of Association, see ITEM 10.B “Memorandum and Articles of Association” in the registration statement on Form 20-F filed with the SEC on March 4, 2026, which information is herein incorporated by reference.

C.	Material Contracts

Except for material contracts entered into in the ordinary course of business, set out below are material contracts to which we are a party entered into in the two years preceding the date of this Annual Report:

(a)	Investor Rights Agreements. We are party to investor rights agreements with each of B2Gold Corp. (June 5, 2024), Equinox Gold Corp. (June 28, 2022), and Tether Investments S.A. de C.V. (November 17, 2025). These agreements were entered into in connection with share issuances or asset acquisition transactions. Each agreement provides the counterparty with certain rights, including board nomination and observer rights (subject to ownership thresholds), participation and top-up rights in future financings, piggyback registration rights, and access to information, as well as customary transfer restrictions and standstill covenants. Copies of these agreements are filed as exhibits to this Annual Report and are incorporated herein by reference;
(b)	the Greenstone GPA;
(c)	Kiaka Royalty Agreement dated November 30, 2021 amongst Volta II Ltd., B2Gold Corp, and West African Resources Limited;
(d)	Amended and Restated Executive Employment Agreement dated February 22, 2023 between Versamet Royalties Corporation (formerly Sandbox Royalites Corp.) and Victoria McMillan;
(e)	Executive Employment Agreement dated January 1, 2024 between Versamet Royalties Corporation (formerly Sandbox Royalites Corp.) and Craig Rollins;
(f)	Executive Employment Agreement dated April 1, 2025 between Versamet Royalties Corporation and Daniel O’Flaherty;
(g)	Escrow Agreement dated May 12, 2025, amongst B2Gold, Tether Investments S.A. de C.V., NEMESIA S.à.R.L., Equinox, Gregory Smith, the spouse of Gregory Smith, Daniel O’Flaherty (through Vandelay Industries SEZC, a company wholly-owned by Mr. O’Flaherty), the spouse of Daniel O’Flaherty, Marcel de Groot, the spouse of Marcel de Groot, Craig Rollins and any investment banks that hold shares of the foregoing persons, and TSX Trust Company;
(h)	Underwriting Agreement dated February 2, 2026 among BMO Nesbitt Burns Inc., National Bank Financial Inc., ATB Cormark Capital Markets Corp., Canaccord Genuity Corp., Raymond James Ltd., and Versamet Royalties Corporation;
(i)	Second Amended Upsized Credit Facility;
(j)	Amended and Restated Purchase and Sale Agreement (Gold) dated December 19, 2024, amongst Eskay Creek Streaming Ltd., Skeena Resources Limited, OMF Fund IV SPV H LLC (as purchaser and purchaser’s agent), and BNY Trust Company of Canada; and
(k)	First Amending Agreement dated March 31, 2026, amongst Eskay Creek Streaming Ltd., Skeena Resources Limited, Eskay Creek Mining Ltd., Skeena Tatl’ah Mining Ltd., OMF Fund IV SPV H LLC (as purchaser and purchaser’s agent), Selwyn Lower Holdings (Cym) L.P., and Computershare Advantage Trust of Canada.
D.	Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our Common Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of our outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote our Common Shares.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the Common Shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds C$5 million for direct acquisition and over C$50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the Common Shares. Certain transactions relating to the Common Shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the Common Shares, remained unchanged.

E.	Taxation Certain United States Federal Income Tax Consequences for U.S. Holders

The following discussion is a summary of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the Common Shares that are applicable to U.S. Holders (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder (“Treasury Regulations”), judicial authorities, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion is of a general nature only, does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of their circumstances and does not constitute tax advice to any particular holder of Common Shares. Moreover, this summary does not address the Medicare tax on net investment income, alternative minimum tax, non-income tax (such as the gift and estate tax) or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of Common Shares. This discussion only deals with a beneficial owner that holds Common Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

(a)	securities broker-dealers;
(b)	persons that hold Common Shares as part of a hedging or integrated financial transaction or a straddle;
(c)	persons whose functional currency is not the U.S. dollar;
(d)	U.S. expatriates;
(e)	persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Common Shares;

(f)	partnerships or other pass-through entities;
(g)	regulated investment companies or real estate investment trusts;
(h)	banks, thrifts, mutual funds and other financial institutions;
(i)	insurance companies;
(j)	traders that have elected a mark-to-market method of accounting;
(k)	tax-exempt organizations and pension funds;
(l)	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
(m)	persons that own, or have owned, directly, indirectly or by attribution, 5% or more of the total combined voting power of all issued and outstanding shares of the Company; and
(n)	persons who received their Common Shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES.

As used herein, “U.S. Holder” means a beneficial owner of the Common Shares that is (i) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust (a) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (b) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the Common Shares generally will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in the Common Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the Common Shares.

Ownership and Disposition of the Common Shares if the Company is a PFIC

PFIC Status of the Company

In general, a non-U.S. corporation is a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (a) 75% or more of the Company’s gross income is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.

Generally, “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The Company has not completed a formal assessment of its status as a PFIC for 2025; however, based on its current income, assets, and activities, the Company may have been a PFIC for the fiscal year ended December 31, 2025. The classification of the Company under the PFIC rules will depend, in part, on the U.S. tax characterization of its streaming income, which is uncertain, and whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC asset and income tests. The determination of whether any corporation is a PFIC for a particular taxable year also depends on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. Accordingly, no assurance can be provided regarding the Company’s PFIC status for its current taxable year or any future taxable year, and there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge the views of the Company concerning its PFIC status. If the Company is a PFIC for any taxable year during which a U.S. Holder holds common shares in the Company, such U.S. Holder could be subject to adverse U.S. federal income tax consequences (whether or not the Company continues to be a PFIC). For example, U.S. Holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Certain elections might be available to mitigate the foregoing adverse tax consequences. Upon request of a U.S. Holder, we intend to provide the information necessary for a U.S. Holder to make applicable elections.

U.S. investors should consult their own tax advisors regarding the implications of the PFIC rules for an investment in common shares of the Company. PFIC Consequences

A U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation qualifies as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder’s holding period for its shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder’s holding period are allocated rateably to each day of the U.S. Holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder’s holding period are not included in gross income for the year of the disposition, but are subject to a special tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the regular tax for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of shares cannot be treated as capital, even if a U.S. Holder held such shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder’s shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

The excess distribution rules may be avoided if a U.S. Holder makes a QEF Election effective beginning with the first taxable year in the holder’s holding period in which the corporation is a PFIC. A U.S. Holder that makes a QEF Election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder whose QEF Election is effective after the first taxable year during the holder’s holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

In general, a U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. A QEF Election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF Election, the corporation must annually provide or make available to the holder certain information.

As an alternative to making a QEF Election, a U.S. Holder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) stock in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its stock. Instead, a U.S. Holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the shares that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if a U.S. Holder makes a mark-to-market election for PFIC stock after the beginning of the holder’s holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election is available only if the shares are considered “marketable” for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. Holder should ask its own tax advisor whether a mark-to-market election is available or desirable.

It is also possible that one or more of the subsidiaries of a PFIC is or will become a PFIC. Such determination is made annually at the end of each taxable year and is dependent upon a number of factors, including the amount and nature of a subsidiary’s income, as well as the market valuation and nature of a subsidiary’s assets. In such case, assuming a U.S. Holder does not receive from such subsidiary the information that the U.S. Holder needs to make a QEF Election with respect such a subsidiary, a U.S. Holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if the first-tier PFIC receives a distribution from, or dispose of all or part of its interest in, or the U.S. Holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC.

A U.S. Holder who owns Common Shares during any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder generally would be required to file statements with respect to such shares on IRS Form 8621 with their U.S. federal income tax returns. Failure to file such statements may result in the extension of the period of limitations on assessment and collection of U.S. federal income taxes.

Ownership and Disposition of the Common Shares if the Company is Not a PFIC

The discussion below would apply to a U.S. Holder if the Company is not a PFIC, or if the Company ceases to be a PFIC (and the U.S. Holder is not a Non-Electing U.S. Holder that would continue to be treated as holding stock of a PFIC as described under “—Default PFIC Rules”).

Distributions on the Common Shares

Subject to the discussion under the heading “Ownership and Disposition of the Common Shares if the Company is a PFIC,” A U.S. Holder that receives a distribution with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of the Company, as determined for U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Common Shares, causing a reduction in the U.S. Holder’s adjusted tax basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such Common Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such Common Shares. See “Sale, Exchange or Other Taxable Disposition of the Common Shares” below. The Company, however, does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

So long as the Company is eligible for benefits under the Treaty (as defined under “Certain Canadian Federal Income Tax Consequences for United States Holders” in this Annual Report), dividends a U.S. Holder receives from the Company will be “qualified dividend income” if certain holding period and other requirements (including a requirement that the Company is not a PFIC in the year of the dividend or the immediately preceding year) are met. Qualified dividend income of an individual or other non-corporate U.S. Holder will be subject to a reduced maximum U.S. federal income tax rate.

Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions made on the Common Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Common Shares

Subject to the discussion under the heading “Ownership and Disposition of the Common Shares if the Company is a PFIC,” a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the Common Shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Common Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the Common Shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the Common Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders that use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting; Backup Withholding Tax

Dividend payments and proceeds paid from the sale or other taxable disposition of ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

The foregoing discussion of certain U.S. federal income tax considerations is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Accordingly, each U.S. Holder should consult with its own tax advisor regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the ownership and disposition of our Common Shares.

Certain Canadian Federal Income Tax Consequences for United States Holders

The following summarizes, as of the date hereof, certain Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Canadian Tax Act”) and the Canada-United States Tax Convention (1980), as amended, (the “Treaty”) to the holding and disposition of the Common Shares.

Comment is restricted to beneficial owners of the Common Shares, who, at all relevant times and for purposes of the Canadian Tax Act and the Treaty: (i) are not (and are not deemed to be) resident in Canada; (ii) are resident solely in the United States and are entitled to benefits of the Treaty; (iii) do not use or hold, and are not deemed to use or hold, the Common Shares in, or in the course of, carrying on a business in Canada; (iv) deal at arm’s length with and are not affiliated with the Company; (v) hold the Common Shares as capital property; and (vi) are not an “authorized foreign bank” (as defined in the Canadian Tax Act) or an insurer that carries on business in Canada and elsewhere (each such holder, a “US Resident Holder”). Generally, a US Resident Holder’s Common Shares will be considered to be capital property of the holder provided that the US Resident Holder is not a trader or dealer in securities, does not acquire, hold or dispose of (or is not deemed to have acquired, held or disposed of) the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade, and does not hold or use (or is not deemed to hold or use) the Common Shares in the course of carrying on a business of trading or dealing in securities.

Certain U.S. resident entities that are fiscally transparent for U.S. federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to benefits under the Treaty. US Resident Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Treaty and related compliance requirements based on their particular circumstances.

This summary is based upon the current provisions of the Canadian Tax Act and the Treaty in effect as of the date hereof, the Company’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing and publicly available prior to the date hereof and all specific proposals to amend the Canadian Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in the form proposed. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein. This summary does not otherwise anticipate or take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations of acquiring, holding or disposing of Common Shares and is not intended and should not be construed as legal or tax advice to any particular US Resident Holder. No representations with respect to the income tax consequences to any holder of the Common Shares are made herein. The tax consequences of acquiring, holding and disposing of the Common Shares will vary according to the holder’s particular circumstances. Accordingly, holders of the Common Shares are urged to consult their own tax advisors with respect to their own particular circumstances. This summary is qualified accordingly.

Currency

For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rates determined in accordance with the Canadian Tax Act.

Dividends

Under the Canadian Tax Act, dividends paid or credited or deemed to be paid or credited to a US Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty. Under the Treaty, the rate of withholding tax on dividends paid or credited to a US Resident Holder is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a US Resident Holder that is a company that owns, directly or indirectly, at least 10% of the Company’s voting shares). US Resident Holders should consult their own tax advisors to determine their entitlement to benefits under the Treaty based on their particular circumstances.

Disposition of Common Shares

A US Resident Holder generally will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such US Resident Holder on the disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless the Common Share constitutes “taxable Canadian property” to the US Resident Holder thereof for purposes of the Canadian Tax Act at the time of the disposition, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Common Shares generally will not be “taxable Canadian property” to a US Resident Holder provided that, at the time of the disposition or deemed disposition, the Common Shares are listed on a “designated stock exchange” for purposes of the Canadian Tax Act (which currently includes the TSX and Nasdaq), unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (a) (i) the US Resident Holder, (ii) persons with whom the US Resident Holder did not deal at arm’s length, (iii) a partnership in which the US Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of the persons and partnerships described in (i) through (iii), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Canadian Tax Act), or options in respect of or interests in, or, for civil law, rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, the Common Shares may be deemed to be “taxable Canadian property”.

Even if a Common Share is taxable Canadian property to a US Resident Holder, any capital gain realized upon the disposition or deemed disposition of such Common Share may not be subject to tax under the Canadian Tax Act if the Common Shares are “treaty-protected property” (as defined in the Canadian Tax Act).

A US Resident Holder whose Common Shares may constitute taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports and other information with the SEC. Reports filed with, and other information furnished to, the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov. We also file our annual reports and other information with the securities regulatory authorities of Canada via SEDAR+ at www.sedarplus.ca.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect our net earnings or the value of financial instruments. Our objective is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

A.Commodity Price Risks

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Our asset portfolio has exposure to commodity prices, predominantly gold. Commodity prices, especially gold, greatly affect our value and the potential value of our property and investments.

B.Currency Risk

Financial instruments that impact our net earnings or other comprehensive income due to currency fluctuation include cash accounts and investments denominated in Canadian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, at December 31, 2025 would not have a material impact on the Company’s net earnings and other comprehensive income.

C.Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our short-term investments into fixed rate guaranteed investment certificates with one year maturities or less, and so are not exposed to interest rate risk. Our Credit Facility (as amended) is subject to floating interest rates and depending on the amount drawn down on the Credit Facility (as amended), a movement in the interest rate could have a material impact on our net earnings and comprehensive income.

D.Equity Price Risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at December 31, 2025 would not have had a material impact on the Company’s net income (loss).

There have been no changes in management’s methods for managing market risks since during the years ended December 31, 2025 and 2024.

Please also see the information set forth under Note 15 on pages F-31 to F-32 of our financial statements and related notes included in Item 18.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, that our disclosure controls and procedures as of December 31, 2025 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

B.Management’s Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C.Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16: [RESERVED]

A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Elizabeth McGregor, is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act and Item 16.A of Form 20-F. Elizabeth McGregor is an independent director as such term is defined in Rule 10A‑3 of the Exchange Act for purposes of the listing standards of NASDAQ that are applicable.

B.CODE OF ETHICS

We have adopted a code of ethics which has been filed as an exhibit to this Annual Report.

C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the aggregate fees billed or to be billed by KPMG LLP, our principal accountant categorized by the types of services provided and a brief description of the nature of such services.

(in Canadian dollars)	Year ended December 31, 2025	Year ended December 31, 2024	Nature of Services
Audit Fees	$457,693	$245,845	Audit
Audit-Related Fees	$Nil	$Nil	N/A
Tax Fees	$Nil	$Nil	N/A
All Other Fees	$Nil	$Nil	N/A
Total Fees Paid	$457,693	$245,845

Pre-approval Policies and Procedures of the Audit Committee

Under our audit committee rules and policies, our audit committee or any member thereof, to whom approval authority has been delegated, must pre-approve all services that may be performed by our principal accountant after consulting our management.

D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.CORPORATE GOVERNANCE

See Item 6.C. “Board Practices”.

H.MINE SAFETY DISCLOSURE

Not applicable.

I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

J.INSIDER TRADING POLICIES

We have adopted a securities trading policy which has been filed as an exhibit to this Annual Report.

K.CYBERSECURITY

We employ procedures designed to identify, protect, detect and respond to and manage reasonably foreseeable cybersecurity risks and threats. To protect our information systems from cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, internal reporting, monitoring and detection tools, employee education, password encryption, frequent password change events, firewall detection systems, anti-virus software and frequent backups.

We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities. We conduct regular reviews and tests of our information security program and also utilize other exercises to evaluate the effectiveness of our information security program and improve our security measures and planning. Any significant disruption to our service or access to our systems in the future could adversely affect our business and results of operation.

Our Board of Directors oversees our enterprise risk assessment, where we assess key risks within Versamet, including security and technology risks and cybersecurity threats. Our audit committee oversees our cybersecurity risk and receives regular reports from our management team on various cybersecurity matters, including risk assessments, mitigation strategies, areas of emerging risks, incidents and industry trends, and other areas of importance.

PART III

ITEM 17: FINANCIAL STATEMENTS

See Item 18.

ITEM 18: FINANCIAL STATEMENTS

See pages F-1 through F-33 of this Annual Report.

ITEM 19: EXHIBITS

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. REDACTED TERMS IN THIS EXHIBIT ARE DESIGNATED BY [*].

Exhibit Number	Description of Exhibit

1	Notice of Articles (incorporated herein by reference to Exhibit 1 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)
2	Articles (incorporated herein by reference to Exhibit 2 to the registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)
4.1*

Amended and Restated Gold Purchase Agreement dated October 31, 2023 amongst Equinox Gold Corp., Sandbox Royalties Corp. and Regal Partners Royalties A Pty Limited (CAN 633 203 433) (incorporated herein by reference to Exhibit 4.1 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)

4.2*

Investor Rights Agreement, dated June 5, 2024, between Versamet Royalties Corporation and B2Gold Corp. (incorporated herein by reference to Exhibit 4.2 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)

4.3*

Investor Rights Agreement, dated June 28, 2022, between Versamet Royalties Corporation and Equinox Gold Corp. (incorporated herein by reference to Exhibit 4.3 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)

4.4*

Investor Rights Agreement, dated November 17, 2025, between Versamet Royalties Corporation and Tether Investments S.A. de C.V. (incorporated herein by reference to Exhibit 4.4 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)

4.5*

Escrow Agreement dated May 12, 2025 among Versamet Royalties Corporation, TSX Trust Company, and certain securityholders (incorporated herein by reference to Exhibit 4.7 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)

4.6

Kiaka Royalty Agreement dated November 30, 2021 among Volta II Ltd., B2Gold Corp, and West African Resources Limited (incorporated herein by reference to Exhibit 4.8 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)

4.7

Amended and Restated Executive Employment Agreement dated February 22, 2023 between Versamet Royalties Corporation (formerly Sandbox Royalites Corp.) and Victoria McMillan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)

4.8

Executive Employment Agreement dated January 1, 2024 between Versamet Royalties Corporation (formerly Sandbox Royalites Corp.) and Craig Rollins (incorporated herein by reference to Exhibit 4.10 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)

4.9

Executive Employment Agreement dated April 1, 2025 between Versamet Royalties Corporation and Daniel O’Flaherty (incorporated herein by reference to Exhibit 4.11 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)

4.10*

Underwriting Agreement dated February 2, 2026 among BMO Nesbitt Burns Inc., National Bank Financial Inc., ATB Cormark Capital Markets Corp., Canaccord Genuity Corp., Raymond James Ltd., and Versamet Royalties Corporation (incorporated herein by reference to Exhibit 4.15 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)

4.11	Equity Incentive Plan (incorporated herein by reference to Exhibit 4.16 to the Registrant’s registration statement on Form 20-F, filed with the SEC on March 4, 2026)
4.12*	Second Amended Upsized Credit Facility
4.13*

Amended and Restated Purchase and Sale Agreement (Gold) dated December 19, 2024, amongst Eskay Creek Streaming Ltd., Skeena Resources Limited, OMF Fund IV SPV H LLC (as purchaser and purchaser’s agent), and BNY Trust Company of Canada

4.14*

First Amending Agreement dated March 31, 2026, amongst Eskay Creek Streaming Ltd., Skeena Resources Limited, Eskay Creek Mining Ltd., Skeena Tatl’ah Mining Ltd., OMF Fund IV SPV H LLC (as purchaser and purchaser’s agent), Selwyn Lower Holdings (Cym) L.P., and Computershare Advantage Trust of Canada

11(a)	Code of Ethics
11(b)	Securities Trading Policy
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Certain confidential information contained in this exhibit has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

GLOSSARY OF CERTAIN TECHNICAL TERMS

The following is a glossary of certain technical terms that appear in this Annual Report.

“AISC” means all-in sustaining costs.

“BIF” means facies iron formations.

“CIP” means a carbon in pulp.

“concentration” means the process by which crushed, and ground ore is separated into metal concentrates and reject material.

“CRM” means certified reference material.

“DDH” means diamond drill holes.

“development” means the process of constructing a mining operation and the infrastructure to support the operation.

“dilution” means the effect of waste or low-grade ore which is unavoidably included in mined ore.

“ECA” means Environmental Compliance Approvals.

“EIS/EA” means environmental impact statement / environmental assessment.

“exploration” means the process of ascertaining the existence, location, extent or quality of a mineral deposit.

“FS” means feasibility study.

“GEO” means Gold Equivalent Ounce.

“g/t” means grams per tonne.

“grade” means the concentration of an element of interest expressed as relative mass units (percentage, parts per million, grams per tonne, ounces per ton, etc.).

“ha” means hectares.

“HPGR” means high pressure grinding roll.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

“JORC” means the Joint Ore Reserves Committee Code, 2012 Edition, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

“km” means kilometer.

“koz” means a thousand ounces.

“LOM” means life of mine.

“m” means meter.

“MDMER” means Federal Metal and Diamond Mining Effluent Regulations.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

“MIK” means multiple indicator kriging.

“mill” means a facility where ore is finely ground and where ore undergoes physical or chemical treatment to extract the valuable commodities.

“Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a PFS or FS.

“Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

“mineralization” means the process or processes by which a mineral or minerals are introduced into a rock, resulting in a potentially valuable deposit.

“Moz” means million ounces.

“MRE” means mineral resource estimate.

“Mt” means million tonnes.

“Mtpa” means millions of tonnes per annum.

“open pit” means the use of surface mining to extract ore from an open pit. The geometry of the open pit may vary with the characteristics of the ore.

“ore” means a mineral or aggregate of minerals from which metal can be economically mined or extracted.

“orebody” means a sufficiently large amount of ore that is contiguous and can be mined economically.

“ounce” or “oz” means a troy ounce, being 31.1035 grams.

“PFS” means preliminary feasibility study.

“Probable Mineral Reserve” means the economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

“QA/QC” means quality assurance and quality control.

“RC” means reverse circulation.

“RCGC” means reverse circulation grade control.

“reclamation” means the process of stabilizing, contouring, maintaining, conditioning and/or reconstructing the surface of land used or affected by mining activities to a state of equivalent land capability. Reclamation standards vary widely, but usually address issues of ground and surface water, topsoil, final slope gradients, overburden and revegetation.

“refining” means the process of purifying an impure metal.

“SAG” means semi-autogenous grinding

“t” means a tonne.

“tailings” means the finely ground rock from which valuable minerals have been extracted from concentration.

“tonne” means a metric tonne, being 1 ton equal to 0.9072 tonnes.

“waste” means barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

“WSF” means water storage facility.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VERSAMET ROYALTIES CORPORATION

By:	/s/ Daniel O’Flaherty
Name:	Daniel O’Flaherty
Title:	Chief Executive Officer (Principal Executive Officer)

Date: April 30, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Versamet Royalties Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Versamet Royalties Corporation (the Company) as of December 31, 2025 and 2024, the related statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2022.

Vancouver, Canada
March 12, 2026

Statements of Financial Position	Expressed in U.S dollars ($000s)

		December 31, 2025	December 31, 2024
	Note	$	$
ASSETS
Current
Cash and cash equivalents		3,706	1,431
Trade and other receivables		9,629	369
Prepaid and other assets		97	27
Greenstone gold interest	4	10,784	7,628
		24,216	9,455
Non-current
Investments		1,011	730
Deferred financing costs	7	1,251	—
Greenstone gold interest	4	72,844	54,658
Royalty, stream and other interests	5, 6	318,686	165,406
Total assets		418,008	230,249

LIABILITIES
Current
Trade and other payables	15	2,878	1,233
Credit facilities	7	30,000	—
Convertible debt	8	—	12,334
Convertible debt derivative liability	8	—	3,285
		32,878	16,852
Non-current
Credit facilities	7	141,000	608
Deferred income tax liabilities	11	10,172	1,462
Total liabilities		184,050	18,922

SHAREHOLDERS’ EQUITY
Share capital	9	217,427	215,758
Share-based compensation reserve	9	5,150	4,765
Retained earnings (deficit)		12,365	(7,967)
Accumulated other comprehensive loss		(984)	(1,229)
Total shareholders’ equity		233,958	211,327
Total liabilities and shareholders’ equity		418,008	230,249

Nature of operations (note 1)

Subsequent events (note 17)

Approved by the Board of Directors on March 12, 2026
“Marcel de Groot”	“Elizabeth McGregor”

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Statements of Income (Loss) and Comprehensive Income (Loss)	Expressed in U.S dollars ($000s) Except for per share amounts

		Year ended	Year ended
		Dec. 31, 2025	Dec. 31, 2024
	Note	$	$
Sales	4, 13	20,701	9,988
Royalty revenue	13	14,060	2,037
Total revenue		34,761	12,025

Cost of Sales	4, 13	(15,106)	(9,989)
Depletion	6, 13	(6,177)	(843)
Gross profit		13,478	1,193

OPERATING (EXPENSES)/INCOME
Administrative expenses	9, 10	(7,640)	(5,526)
Change in fair value of Greenstone gold interest	4, 13	32,922	14,060
Impairment of royalty interest	6	—	(8,350)
Operating income		38,760	1,377

OTHER INCOME/(EXPENSE)
Change in fair value of convertible debt derivative liability	8	3,285	400
Finance and interest expense	7, 8	(12,162)	(3,579)
Foreign exchange (loss) gain		(548)	780
Interest income		267	148
Net income (loss) before income taxes		29,602	(874)
Income tax expense	11	(9,270)	(1,574)
Net income (loss)		20,332	(2,448)

EARNINGS PER SHARE
Basic earnings (loss) per share	9	0.22	(0.03)
Diluted earnings (loss) per share	9	0.21	(0.03)

Weighted average number of common shares outstanding
Basic	9	92,771,182	76,201,998
Diluted	9	95,506,104	76,201,998

OTHER COMPREHENSIVE INCOME (LOSS)
Net income (loss)		20,332	(2,448)
Items that will not subsequently be reclassified to net income
Change in fair value of investments		245	193
Total comprehensive income (loss)		20,577	(2,255)

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Statements of Changes in Equity	Expressed in U.S dollars ($000s) Except for per share amounts

						Accumulated
				Share-based	(Deficit)/	other
		Share capital		compensation	Retained	comprehensive
		(Number of	Share capital	reserve	earnings	income (loss)	Total
	Note	shares)	$	$	$	$	$
Balance — December 31, 2023		57,290,991	118,287	2,426	(5,519)	(1,422)	113,772

Shares issued upon conversion of Sandstorm Convertible Note		4,835,839	7,629	—	—	—	7,629
Shares issued pursuant to asset acquisitions	5	27,903,963	81,860	—	—	—	81,860
Shares issued as interest payment	8	176,370	487	—	—	—	487
Shares issued for private placement		2,556,562	7,495	—	—	—	7,495
Share-based compensation	9	—	—	2,339	—	—	2,339
Total comprehensive income		—	—	—	(2,448)	193	(2,255)
Balance — December 31, 2024		92,763,725	215,758	4,765	(7,967)	(1,229)	211,327

Shares issued as interest payment	8	55,615	155	—	—	—	155
Exercise of RSUs	9	566,750	1,476	(1,476)	—	—	—
Exercise of stock options	9	25,656	38	(38)	—	—	—
Share-based compensation	9	—	—	1,899	—	—	1,899
Total comprehensive income		—	—	—	20,332	245	20,577
Balance — December 31, 2025		93,411,746	217,427	5,150	12,365	(984)	233,958

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Statements of Cash Flows	Expressed in U.S dollars ($000s)

		Year ended	Year ended
		Dec. 31, 2025	Dec. 31, 2024
Cash flows provided by (used in)	Note	$	$
OPERATING ACTIVITIES
Net income (loss)		20,332	(2,448)
Items not affecting cash:
Non-cash cost of sales related to Greenstone gold interest	4	11,580	7,992
Depletion	6, 13	6,177	843
Share-based compensation	9, 10	1,674	2,565
Change in fair value of Greenstone gold interest	4, 13	(32,922)	(14,060)
Change in fair value of convertible debt derivative liability	8	(3,285)	(400)
Impairment of royalty interest	6	—	8,350
Unrealized foreign exchange loss (gain)		5	(798)
Foreign exchange on convertible debt repaid	8	518	—
Finance and interest expense (net of interest income)	7, 8	11,895	3,431
Income tax expense	11	9,270	1,574
Income taxes paid	11	(559)	(509)
Changes in non-cash working capital	14	(7,740)	857
		16,945	7,397
INVESTING ACTIVITIES
Acquisition of stream and royalty interests	5, 6	(159,457)	(76)
Sale of investment		—	1,032
		(159,457)	956
FINANCING ACTIVITIES
Proceeds from credit facilities	7	181,000	—
Repayment of credit facilities	7	(11,000)	(19,000)
Repayment of convertible debt	8	(16,390)	—
Proceeds from private placement, net of issue costs		—	7,495
Financing costs and interest paid	7, 8	(8,773)	(1,987)
		144,837	(13,492)
Impact of foreign exchange on cash		(50)	(150)
Increase (decrease) in cash for the year		2,275	(5,289)
Cash — beginning of year		1,431	6,720
Cash — end of year		3,706	1,431

Supplemental cash flow information (note 14)

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Notes to the

Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in U.S dollars unless otherwise stated

1.	Nature of Operations

Versamet Royalties Corporation (“Versamet” or “the Company”) was incorporated under the British Columbia Business Corporations Act on January 24, 2011. Versamet is a single entity. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Canada and the Nasdaq in the United States under the symbol “VMET”.

Versamet is a diversified metals royalty and streaming company with exposure to a range of resource royalties and streams including gold, silver, copper, zinc, graphite and uranium, across a variety of jurisdictions. Typically, in return for making an upfront payment to acquire a royalty or stream on a mining operation or project, Versamet receives a portion of the revenue generated from the mine on an ongoing basis, usually over the life of the mine or receives metal deliveries over a pre-determined period or up to a pre-determined quantity. For all periods presented, all earnings per share and share information in these financial statements and notes are on a post-consolidation basis, reflecting the effect of the five-to-one share consolidation of the Company’s outstanding common shares that took effect on September 12, 2025. See note 9.

The head office, principal address and registered office of Versamet is located at Suite 3200, 733 Seymour St, Vancouver, British Columbia, V6B 0S6.

These financial statements were approved and authorized for issue by the Board of Directors of the Company on March 12, 2026.

2.	Basis of Presentation and Material Accounting Policy Information

Statement of Compliance

The Company’s financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of Presentation

These financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. These financial statements are presented in United States dollars, unless otherwise noted.

Material Accounting Policies

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash at bank, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

STREAM, ROYALTY AND OTHER INTERESTS

Stream, royalty and other interests consist of acquired royalty and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

For asset acquisitions of stream, royalty and other interests that do not constitute a business combination, the identifiable assets acquired are recognized at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the assets acquired. Transaction costs are capitalized.

Stream, royalty and other interests related to producing mines are bifurcated into a depletable and non-depletable balance. The split between the depletable and non-depletable balances is based on a discounted cash flow analysis of the mine plan in question for that royalty or stream. Included in the depletable balance is 100% of Mineral Reserves and a portion of Resources, which can differ from asset to asset depending on factors such as stage of the project, nature of the ore deposit or risk profile of the asset and the assets’ history of converting Resources to Reserves. Included in the non-depletable balance are the remaining Resources (not included in the depletable balance) and any exploration potential, if applicable. The Company assigns value to exploration potential on an asset-by-asset basis, where applicable, based on publicly available information and information gathered during due diligence of an asset prior to acquisition. This information would include geological, economic and operational factors which would indicate the likelihood of discovering additional mineral resources. The Company makes estimates of mineralization and weighting of Mineral Resource conversions using publicly available information of the operators including their National Instrument 43-101 or JORC-compliant Reserve and Resource statements and considering factors such as the stage of the project, nature of the ore deposit or risk profile when determining depletable and non-depletable amounts. The depletable balance is depleted using the units-of-production method over the life of the property to which the agreement relates, which is estimated using available information of Proven and Probable Reserves and the portion of Resources expected to be classified as Mineral Reserves at the mine corresponding to the specific interest. The non-depletable balance is not depleted but along with the depletable balance is evaluated for impairments when events or circumstances indicate that the carrying amount may not be recoverable. The Company monitors the publicly available information of the operators including their Reserve and Resource statements and guidance for the year ahead (in the case of operating mines) in order to assess whether there has been a change in the expected pattern of consumption of the future economic benefits of the assets underlying the royalties, streams and other interests, in order to determine the most appropriate method of depletion.

On acquisition of a stream, royalty or other interest, an allocation of its cost may be attributed to the exploration potential of the interest and is recorded as a non-depletable asset on the acquisition date. The value of the exploration potential is accounted for in accordance with either IAS 16, Property, Plant and Equipment or IFRS 6, Exploration and Evaluation of Mineral Resources (“IFRS 6”) depending on the classification of the underlying asset to which the exploration potential relates. With respect to exploration potential classified under IFRS 6, it is not depleted until such time as the technical feasibility, commercial viability, and a development decision have been established, at which point the value of the asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment. These considerations are consistent with those assessed by the Company when determining the classification of stream, royalty and other interests upon acquisition. The asset is subject to an impairment test prior to reclassification in accordance with IFRS 6. With respect to exploration potential classified as IAS 16, this is not depleted until there is an updated Reserves and Resource statement issued on the associated property which shows an increase in the Reserve and Resources of the asset at which point a proportionate amount of the exploration potential is reclassified to the depletable pool.

IMPAIRMENT OF STREAM, ROYALTY AND OTHER INTERESTS

Evaluation of the carrying values of each stream, royalty or other interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. Although the Company does not operate any of the mining interests in which it holds a stream, royalty or other interest, the Company monitors the operators publicly available information (where applicable) for updates with respect to the assets’ performance and future intentions of the operator with respect to exploration and evaluation of Resources and development of projects. Further, the Company is entitled under each royalty and streaming agreement to the operators’ budget and production forecasts for the upcoming year, which helps inform Versamet management as to whether there are any impairment indicators. Impairment is assessed at the level of cash-generating units, which is the smallest identifiable group of assets that generates cash inflows and largely independent of the cash inflows from other assets. This is usually at the individual stream, royalty, or other interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of its fair value less costs of disposal (“FVLCD”) and its value in use (“VIU”). Estimated future cash flows are calculated using estimated production, sales prices and a discount rate. Estimated future production is determined using current Reserves and the portion of Resources expected to be classified as Mineral Reserves, as well as exploration potential expected to be converted into Resources or Reserves. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by research analysts and management’s expectations. The discount rates used are those which are considered appropriate to the mine in question, its risk profile and the type of commodity. All inputs used are those that an independent market participant would consider appropriate. In addition, the Company may use other market approaches for determining the recoverable amount which may include an estimate of (i) dollar value per unit of mineral reserve/resource; (ii) net asset value multiples (iii) cash-flow multiples; (iv) comparable transactions or (v) market capitalization of comparable assets.

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying value of the interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the interest in previous periods.

Stream, royalty and other interests classified as exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

GREENSTONE GOLD INTEREST

The Company purchases certain amounts of gold by providing an initial deposit that is recorded as a Greenstone gold interest. The Greenstone gold interest meets the definition of a financial asset in accordance with financial instrument standards and is classified as fair value through profit or loss (“FVTPL”). The Greenstone gold interest is measured initially at fair value and then subsequently at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income. The difference between the fair value of the gold delivered and the ongoing payments for the gold delivered are recorded as a partial settlement of the Greenstone gold interest and recorded in cost of sales.

When gold is delivered to the Company under the Greenstone gold purchase agreement with Equinox (“GPA” – note 4), the Company initially records the gold as inventory; upon sale of the inventory, the amount in inventory is recognized in cost of sales.

The current portion of the Greenstone gold interest is determined at each reporting date based on the fair value of the estimated gold to be delivered in the following year.

REVENUE RECOGNITION

Revenue is comprised of revenue earned from royalty interests and from the sale of the relevant commodity under the GPA and stream interests.

Revenue recognition on royalty interests occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Revenue recognition from the sale of the relevant commodity occurs when control is transferred to a third-party customer. Revenue is measured as the fair value of the consideration received or receivable.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

FINANCIAL ASSETS

Classification

The Company classifies its financial assets in the following measurement categories:

Those to be measured subsequently at fair value (either through Other Comprehensive Income (“OCI”), or through profit or loss), and;

Those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Subsequent measurement of financial assets depends on their classification. There are three measurement categories under which the Company classifies its financial instruments:

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.

Fair value through OCI (“FVTOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains and losses, interest revenue, and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included as finance income using the effective interest rate method.

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss in the period in which it arises. The GPA is held at FVTPL.

Investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income (“FVTOCI”) in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in profit or loss. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

FINANCIAL LIABILITIES

The Company classifies its financial liabilities into the following categories: financial liabilities at FVTPL and amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows: the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and the remaining amount of the change in the fair value is presented in profit or loss. The Company recorded the derivative liability on the Beedie Convertible Loan at FVTPL until it was settled.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

FOREIGN CURRENCY TRANSLATION

The Company has a functional currency and presentation currency of the United States dollar. Foreign currency transactions and balances are translated into the functional currency as follows: (i) monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing at the Statement of Financial Position date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using average exchange rates for the period. Foreign exchange gains and losses are recognized in profit or loss and presented in the Statement of Income (Loss) and Comprehensive Income (Loss) in accordance with the nature of the transactions to which the foreign currency gains and losses relate.

Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Statement of Cash Flows.

INVENTORY

When refined gold or the applicable commodity is delivered to the Company under a Stream agreement it is recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with the underlying Stream interest. Subsequent to initial recognition, inventory is carried at the lower of cost or net realizable value. At such time the inventory is sold, the amounts recognized in inventory are recorded as cost of sales and depletion.

INCOME TAXES

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted by the end of the reporting date.

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A valuation allowance is recorded against any deferred tax asset if it is not probable to be utilized against future taxable profit.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

SHARE CAPITAL

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance.

EARNINGS PER SHARE

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings (loss) per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options, restricted share units (“RSUs”) and performance restricted share units (“PRSUs”) using the treasury stock method.

SHARE-BASED PAYMENTS

The Company recognizes share-based compensation expense for stock options, restricted share units, performance restricted share units and common shares granted to directors, officers, employees and consultants under the Company’s equity-based incentive plans.

Stock options

The fair value of stock options is determined by using the BSM, with market-related inputs as of the grant date. The use of the BSM requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Volatility is estimated using the historic stock price of similar listed entities, the expected term and the number of equity instruments expected to vest is estimated using management judgement. The fair value of stock options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s RSU Plan, the Board of Directors has the discretion to determine upon grant whether the RSUs are to be settled in cash or equity.

Where the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued are treated as equity-settled instruments. The fair value of RSUs is determined using the fair value of the RSU at the date of grant and is adjusted based on the number of equity instruments expected to ultimately vest. The fair value of the RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

Performance restricted share units

The fair values of equity-settled PRSUs with market conditions are estimated using the Monte Carlo method to project the performance of the Company and, if applicable, the relevant market index against which the Company’s performance is compared. The use of the Monte Carlo pricing model requires management to make various estimates and assumptions that impact the value assigned to the PRSUs including assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates. Share-based compensation expense related to PRSUs that vest based on market conditions is recognized over the vesting period based on the grant date fair value of the award.

RELATED PARTY TRANSACTIONS

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

Changes in Accounting Standards

NEW STANDARDS ISSUED AND NOT YET EFFECTIVE

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 with an effective date for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flows changes are linked to environmental, social or governance targets). The amendments are effective for the year beginning January 1, 2026. The Company has evaluated the amendments and determined they are not expected to have a material impact on the financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and replace International Accounting Standard 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company intends to adopt these amendments for the year beginning January 1, 2027.

The Company has not yet commenced the evaluation of the impact of IFRS 18 on its financial statements.

3.	Significant Accounting Estimates and Judgments

The preparation of these financial statements in conformity with IFRS required management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company’s significant accounting estimates and judgements applied in these financial statements are as follows:

ACCOUNTING FOR ACQUISITION OF ASSETS AND STREAM, ROYALTY AND OTHER INTERESTS

The Company’s business is the acquisition of stream, royalties and other interests. Each stream, royalty and other interest has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as stream, royalty and other interest or a financial instrument requires the consideration of factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9 Financial Instruments (“IFRS 9”); and (iii) whether there is a contractual commitment to repay amounts under the stream, royalty and other interests. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of stream, royalty and other interests generally require a high degree of judgement, and include estimates of Mineral Reserves and Resources acquired, future production, metal prices, discount rates, conversion of Resources and exploration potential, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

ATTRIBUTABLE RESERVE AND RESOURCE ESTIMATES

Stream, royalty and other interests are a significant class of assets of the Company, with a carrying value of $318.7 million at December 31, 2025 (December 31, 2024 — $165.4 million). This amount represents the capitalized expenditures related to the acquisition of the stream, royalty and other interests net of accumulated depletion and any impairments. The Company estimates the Reserves and Resources relating to each interest. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has stream and royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Reserves or Resources, or the date of initial production from the mine may impact the carrying value of the Company’s stream, royalty and other interests and depletion charges. Stream, royalty and other interests related to producing mines are bifurcated into a depletable and non-depletable balance. The split between the depletable and non-depletable balances is based on a discounted cash flow analysis of the mine plan in question for that royalty or stream. Included in the depletable balance is 100% of Mineral Reserves and a portion of Resources. Included in the non-depletable balance are the remaining Resources (not included in the depletable balance) and any exploration potential, if applicable. If estimates of the value of the depletable and non-depletable balances of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company’s net income and net assets. Changes to depletion rates are accounted for prospectively.

IMPAIRMENT OF STREAM, ROYALTY AND OTHER INTERESTS

Assessment of impairment of stream, royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of their fair values. The assessment of the fair values of stream, royalty and other interests requires the use of estimates and assumptions for Mineral Reserves and Resources, future production, commodity prices, discount rates, conversion of Resources and exploration potential, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) net asset value multiples (iii) cash-flow multiples; (iv) comparable transactions and (v) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the stream, royalty and other interests could impact the impairment analysis.

FAIR VALUE OF GREENSTONE GOLD INTEREST

The fair value of the Greenstone gold interest was determined by calculating the present value of the future gold deliveries under the GPA. The determination of the fair value of the Greenstone gold interest at period end requires the use of estimates and assumptions for commodity prices, discount rates and the timing of gold receipts received by Versamet under the GPA with Equinox. Changes in any of the estimates and/or assumptions used in determining the fair value could impact the fair value of the Greenstone gold interest at period end and the associated change in fair value of the Greenstone gold interest recorded in the Statement of Income (Loss) and Comprehensive Income (Loss) during the period. Changes in each of the following key assumptions and estimates would have the following impact on the value of the GPA as at December 31, 2025 (with an associated movement in the Statement of Income (Loss) and Comprehensive Income (Loss)):

	Sensitivity applied to key	Impact on GPA asset value
Key assumption	assumption	at December 31, 2025
Gold price	+/- 10%	+/- $7.6 million
Discount rate	+/- 1%	- $3.7 million / + $4.1 million

FUNCTIONAL CURRENCY

The functional currency of the Company is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency if there is a change in events and conditions which determine the primary economic environment.

INCOME TAXES

The interpretation of new and existing tax laws or regulations in any of the countries in which our royalty and other interests are located or to which shipments of commodities are made or received requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

SHARE-BASED COMPENSATION

Stock options

The Company utilizes the BSM to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the BSM requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Volatility is estimated using the historic stock price of similar listed entities, the expected term and the number of equity instruments expected to vest is estimated using management judgement. Prior to the Company publicly listing its common shares, the expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable. Any changes in these assumptions and estimates could change the amount of share-based compensation recognized in profit or loss and the share-based compensation reserve. Significant assumptions related to share-based payments are disclosed in note 9.

PRSUs

The Company uses a Monte Carlo pricing model to estimate the fair value of PRSUs granted to directors, officers, employees and consultants of the Company. The use of the Monte Carlo pricing model requires management to make various estimates and assumptions that impact the value assigned to the PRSUs including assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates. Changes in these assumptions and estimates could change the fair value of the amount of share-based compensation recognized in profit or loss and the share-based compensation reserve. Significant assumptions related to PRSUs are disclosed in note 9.

4.	Greenstone Gold Interest

Greenstone Gold Purchase Agreement

On October 31, 2023, Versamet paid $52.5 million to enter into a gold purchase agreement with Equinox Gold Corp. (“Equinox”) in exchange for monthly deliveries of gold equal to the greater of (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone project in Ontario, Canada, (“Greenstone”) at a purchase price per ounce of gold equal to 20% of the then prevailing market price. Monthly gold delivery obligations commenced upon closing of the Greenstone gold interest and will continue until a total of 63,000 ounces of gold have been delivered to Versamet. While gold deliveries will be calculated based on Greenstone production, gold deliveries can be sourced from production from any of Equinox’s operating mines. Under the Greenstone gold interest, Equinox retains the option to buy-down deliveries related to 75% of the original delivery obligation at the then current spot gold price, subject to a minimum gold price per ounce of $2,000.

Accounting for the Greenstone Gold Purchase Agreement

In accordance with the Company’s accounting policy, the Greenstone gold interest was initially measured at fair value, being the purchase price paid by Versamet for the future stream of gold. Each subsequent period end, the Greenstone gold interest is fair valued using a discounted cash flow of the future expected gold deliveries under the GPA. Significant estimates included in this valuation include commodity prices, discount rates and the timing of deliveries expected to be received by Versamet under the GPA with Equinox. Changes in any of the estimates and/or assumptions used in determining the fair value could impact the fair value of the Greenstone gold interest at period end and the associated change in fair value of the Greenstone gold interest recorded in the Statement of Income and Comprehensive Income during the period.

During the year ended December 31, 2025, the Company received 4,200 oz of gold (2024: 4,200 oz) under the Greenstone gold interest, which was initially recognized in inventory. The Company sold the gold for gross proceeds of $14.4 million in the year ended December 31, 2025 (2024: $10.0 million), upon the sale, the inventory was recognized in cost of sales. The difference between the fair value of the gold delivered and the payment to Equinox for the gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) was recorded as a partial settlement of the Greenstone gold interest and included in cost of sales; accordingly, the amount recorded in cost of sales was $11.6 million for the year ended December 31, 2025 (2024: $8.0 million). During the year ended December 31, 2025, the Company recognized a gain in the fair value of the Greenstone gold interest of $32.9 million (2024: $14.1 million gain) primarily driven by an increase in consensus gold prices.

Details of the changes in the carrying value of the Greenstone gold interest are as follows:

In $000s	$
Balance — December 31, 2023	56,218

Gold deliveries (recognized in cost of sales)	(7,992)
Change in fair value	14,060
Balance — December 31, 2024	62,286

Gold deliveries (recognized in cost of sales)	(11,580)
Change in fair value	32,922
Balance — December 31, 2025	83,628

Less: Current portion, December 31, 2025	(10,784)
Non-current portion, December 31, 2025	72,844

5.	Stream and Royalty Acquisitions

During the year ended December 31, 2025

ROSH PINAH ZINC SILVER STREAM AND SANTA RITA ROYALTY

On September 24, 2025, the Company entered into an agreement with funds advised by Appian Capital Advisory Limited to acquire a 90% silver stream on Rosh Pinah Zinc’s operating mine in Namibia (the “Silver Stream”) and an uncapped, life of mine 2.75% net smelter return (“NSR”) royalty on Atlantic Nickel’s operating Santa Rita mine in Brazil for upfront cash consideration of $125.0 million and contingent consideration of up to $45.0 million upon the following milestones being achieved at the Santa Rita mine:

●	$22.5 million upon the processing of the first 1.0 million tonnes of underground ore provided that occurs prior to July 1, 2035; and
●	$22.5 million upon Santa Rita achieving a throughput rate of 12,500 tonnes per day from underground ore over a 90-day period, provided that occurs prior to July 1, 2035.

The contingent payments and related assets have not been recognized as they are dependent on uncertain future events which are outside of the Company’s control.

After a total of 3.1 million ounces of silver have been delivered under the Silver Stream, Versamet will be entitled to receive 45% of the payable silver for the remaining life of the mine. Versamet will make ongoing cash payments equal to 10% of the spot silver price for each ounce delivered to the Silver Stream.

Both the Silver Stream and Santa Rita royalty have an Effective Date of July 1, 2025. For an initial period commencing on the Effective Date, payable silver will be based on the production of recovered zinc from the mine (the “Production Index”) as follows:

●	4,000 ounces of payable silver per million pounds of recovered zinc until the delivery of 250,000 silver ounces to the Silver Stream; and
●	2,850 ounces of payable silver per million pounds of recovered zinc thereafter.

The Production Index will terminate on the earlier of i) 1,350,000 ounces of silver delivered to the Silver Stream, or ii) December 31, 2028. After the termination of the Production Index, payable silver will be based on actual payable silver production from the Rosh Pinah Zinc mine.

Management has determined that the acquisition of the Silver Stream and Santa Rita royalty are considered to be asset acquisitions as they did not meet the definition of a business under IFRS.

The Company received $1.2 million of Santa Rita royalty related to the period between the Effective Date and closing of the agreement, which was treated as a purchase price adjustment and credited against the acquisition cost of the royalty. In addition, $0.4 million and $0.2 million of costs associated with the acquisition of the Silver Stream and Santa Rita royalty, respectively, were added to the carrying values of the assets held within Royalty, Stream and Other interests (note 6).

KOLPA COPPER STREAM

In April 2025, the Company entered into an agreement to acquire the right to purchase refined copper equal to the greater of 95.8% of the copper produced and 0.03 pounds of copper per pound of produced lead from Endeavour Silver Corp.’s operating Huachocolpa Uno mine in Peru (“Kolpa”) until 6,000 tonnes of refined copper have been delivered, after which Versamet will be entitled to purchase 71.85% of the produced copper. Once 10,500 tonnes of refined copper have been delivered, Versamet will have the right to purchase 47.9% of the life of mine copper produced (the “Copper Stream”). Versamet will make ongoing cash payments equal to 10% of the spot price of copper for each tonne of refined copper delivered. As consideration for the Copper Stream, Versamet made an upfront cash payment of $35.0 million. In addition, $0.1 million of costs associated with the acquisition of the Copper Stream were added to the carrying value of the asset held within Royalty, Stream and Other interests (note 6).

During the year ended December 31, 2024

B2GOLD PORTFOLIO

On June 5, 2024, Versamet entered into a definitive purchase and sale agreement with B2Gold Corp. (“B2Gold”) to acquire a portfolio of royalty assets from B2Gold. The Transaction closed in two tranches. The first tranche closed on June 5, 2024 (the “First Closing”), and concurrent with this closing, Versamet purchased 5 royalty assets, including the following assets listed below, in return for 24,409,994 common shares of the Company at an issue price of C$4.00 per common share (total value: $71.6 million):

i)	2.7% NSR royalty (until 2.5 million oz of gold produced, 0.45% NSR on next 1.5 million oz) on the Kiaka project based in Burkina Faso.
ii)	2.7% NSR royalty (until royalty payments total US$22.5 million, and 0.45% thereafter until 1.5 million oz of gold produced) on the Toega project based in Burkina Faso.
iii)	1.5% NSR royalty on the gold-copper Primavera project based in Nicaragua.

On August 13, 2024, Versamet completed the second and final closing (the “Second Closing”) related to the acquisition of a royalty portfolio from B2Gold. The Second Closing included the acquisition of a 2.0% NSR royalty over the Mocoa copper-molybdenum project in Colombia owned by Libero Copper & Gold Corporation and a 2.0% NSR royalty on the primary claims plus a 1% NSR royalty on periphery claims over the Golden Sidewalk gold project in Ontario, Canada owned by Prosper Gold Corp in return for 3,493,969 common shares of the Company at an issue price of C$4.00 per common share (total value of $10.25 million).

Management has determined that the acquisition of royalty interests acquired from B2Gold are considered to be asset acquisitions as the royalties acquired did not meet the definition of a business under IFRS. The fair value of the consideration paid for the mining royalties acquired from B2Gold has been allocated based on their fair value at the time of acquisition. The fair value of the common shares issued as consideration was determined to be C$4.00 per common share. The fair value of the mining royalties purchased was determined based on the net present value of the discounted cash flows from each of the royalties. The estimated future cash flows are calculated using estimated production, sales prices and discount rates. Estimated future production is determined using current Reserves and the portion of Resources expected to be classified as Reserves. Estimated sales prices are determined by reference to a long-term consensus metal prices. The discount rates used are those which are considered appropriate for the respective royalty, its risk profile and the relevant commodity.

Management has completed the process of determining fair values for the assets acquired.

The allocation of the consideration (for both the First and Second Closing) to the estimated fair value of assets is as follows:

In $000s	$
Purchase Price

Common shares issued	81,860
Legal fees capitalized	76
Total purchase price consideration	81,936

Assets acquired
Royalty interests (note 6)	81,936

6.	Royalty, Stream and Other Interests

The carrying amount of the Company’s royalty, stream and other interests are as follows:

	Cost				Accumulated Depreciation and Impairment
		Net
		Additions/						Carrying
Asset, Location	Opening	(Disposals)	Reclassified	Closing	Opening	Depletion	Closing	Amount[1]
(In $000s)	$	$	$	$	$	$	$	$
December 31, 2025
Depletable Royalty, Stream and Other Interests
Rosh Pinah, Namibia	—	85,403	—	85,403	—	(651)	(651)	84,752
Kiaka, Burkina Faso	58,730	—	—	58,730	—	(1,592)	(1,592)	57,138
Santa Rita, Brazil	—	38,964	—	38,964	—	(476)	(476)	38,488
Kolpa, Peru	—	35,090	—	35,090	—	(2,227)	(2,227)	32,863
Mercedes, Mexico	10,985	—	—	10,985	(4,754)	(910)	(5,664)	5,321
Blackwater, Canada	7,538	—	—	7,538	—	(321)	(321)	7,217
Pilar, Brazil	5,609	—	—	5,609	(2,259)	—	(2,259)	3,350

Non-depletable Royalty and Other Interests
El Pilar, Mexico	17,490	—	—	17,490	—	—	—	17,490
Vittangi, Sweden	15,000	—	—	15,000	—	—	—	15,000
Toega, Burkina Faso	11,205	—	—	11,205	—	—	—	11,205
Mercedes, Mexico	5,837	—	—	5,837	(5,837)	—	(5,837)	—
Cuiú Cuiú, Brazil[1]	—	—	2,070	2,070	—	—	—	2,070

Exploration and Evaluation Assets
Hackett River, Nunavut	14,716	—	—	14,716	—	—	—	14,716
Mocoa, Colombia	10,000	—	—	10,000	—	—	—	10,000
Prairie Creek, Canada	7,514	—	—	7,514	—	—	—	7,514
Mason, Nevada	4,876	—	—	4,876	—	—	—	4,876
Converse, Nevada	4,391	—	—	4,391	—	—	—	4,391
Cuiú Cuiú, Brazil[1]	2,070	—	(2,070)	—	—	—	—	—
Primavera, Nicaragua	1,391	—	—	1,391	—	—	—	1,391
Other	904	—	—	904	—	—	—	904
Total	178,256	159,457	—	337,713	(12,850)	(6,177)	(19,027)	318,686

	Cost			Accumulated Depreciation and Impairment
		Net
		Additions/						Carrying
Asset, Location	Opening	(Disposals)	Closing	Opening	Depletion	Impairment	Closing	Amount[1]
(In $000s)	$	$	$	$	$	$	$	$
December 31, 2024
Depletable Royalty and Other Interests
Mercedes, Mexico	10,985	—	10,985	(1,398)	(843)	(2,513)	(4,754)	6,231
Pilar, Brazil	5,609	—	5,609	(2,259)	—	—	(2,259)	3,350

Non-depletable Royalty and Other Interests
Kiaka, Burkina Faso	—	58,730	58,730	—	—	—	—	58,730
El Pilar, Mexico	17,490	—	17,490	—	—	—	—	17,490
Vittangi, Sweden	15,000	—	15,000	—	—	—	—	15,000
Toega, Burkina Faso	—	11,205	11,205	—	—	—	—	11,205
Blackwater, Canada	7,538	—	7,538	—	—	—	—	7,538
Mercedes, Mexico	5,837	—	5,837	—	—	(5,837)	(5,837)	—

Exploration and Evaluation Assets
Hackett River, Nunavut	14,716	—	14,716	—	—	—	—	14,716
Mocoa, Colombia	—	10,000	10,000	—	—	—	—	10,000
Prairie Creek, Canada	7,514	—	7,514	—	—	—	—	7,514
Mason, Nevada	4,876	—	4,876	—	—	—	—	4,876
Converse, Nevada	4,391	—	4,391	—	—	—	—	4,391
Cuiú Cuiú, Brazil	2,070	—	2,070	—	—	—	—	2,070
Primavera, Nicaragua	—	1,391	1,391	—	—	—	—	1,391
Other	294	610	904	—	—	—	—	904
Total	96,320	81,936	178,256	(3,657)	(843)	(8,350)	(12,850)	165,406
1.	The total carrying amount of royalty, streams and other interests at December 31, 2025 includes $229,129 (December 31, 2024: $9,581) of depletable mineral interest. The remaining $89,557 (December 31, 2024: $155,825) is classified as non-depletable mineral interest, of which $43,792 (December 31, 2024: $45,862) are classified as Exploration and Evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources and $45,765 (December 31, 2024: $109,963) are assets not yet in production that are classified as development assets under IAS 16. During the year ended December 31, 2025, no assets were acquired which have been classified as Exploration and Evaluation assets (2024: $12,001). During the year ended December 31, 2025, the Cuiú Cuiú project demonstrated technical feasibility and commercial viability of extracting a mineral resource and our royalty was reclassified as an asset accounted for under IFRS 6 to an asset under IAS 16 (no assets were reclassified during the year ended December 31, 2024).

Royalty interest impairment

During the year ended December 31, 2024, the Mercedes Mine experienced operational challenges and then on January 29, 2025, Bear Creek Mining Corporation (“Bear Creek”) announced an updated estimate of mineral reserves and mineral resources (R&R) for the Mercedes Mine. The updated estimate of R&R at the Mercedes Mine was lower than that previously used by management of the Company when valuing its royalty interest in the mine. As a result of these factors, the Company determined there to be an impairment indicator with respect to the carrying value of its Mercedes royalty interest as at December 31, 2024.

The Company determined the fair value of the Mercedes asset as at December 31, 2024 using a fair value less costs to sell model, being a discounted cash flow model of the expected production from the Mercedes mine and the associated royalty payments. Management of Versamet used the updated R&R as released by Bear Creek as a basis for the production expected from the remaining life of mine. Significant assumptions used in the discounted cash flow included the gold price (based on consensus gold prices) and an 8% discount rate. A $100 drop in the gold price used in the model would result in an increased impairment of approximately $0.3 million. A 1% increase in the discount rate would have increased the impairment expense by approximately $0.1 million. Management determined that as at December 31, 2024 the recoverable amount of the Mercedes royalty interest was $6.2 million, resulting in an impairment charge of $8.4 million during the year ended December 31, 2024.

During the year ended December 31, 2025, no impairment charges were recorded.

7.	Credit Facilities

On September 24, 2025, the Company amended its credit facility agreement to increase its revolving credit facility to $100.0 million with a $25.0 million accordion feature (the “RCF”) and added a new $80.0 million term loan facility (the “TL”) (together the “Credit Facilities”) arranged by Bank of Montreal (“BMO”), as lead arranger, and National Bank of Canada (“NBC”). Amounts drawn on the Credit Facilities are subject to interest at SOFR plus 2.25% to 3.50% per annum, and the undrawn portion of the RCF is subject to a standby fee of 0.5063% to 0.7875% per annum, both of which are dependent on the Company’s leverage ratio (as defined in the Credit Facilities agreement). The TL is repayable in quarterly instalments of $7.5 million commencing on March 31, 2026, with a final bullet payment of $20.0 million at maturity on March 31, 2028. The RCF matures on April 30, 2028. Unamortized deferred financing costs on the Credit Facilities will be amortized over the remainder of the RCF and TL terms. The Credit Facilities are secured by the Company’s present and future acquired assets.

On March 4, 2026, the Company amended the Credit Facilities agreement to upsize the RCF to $200.0 million with a $25.0 million accordion feature (the “Upsized RCF”) and retire the TL, which was fully repaid (note 17). The interest rates and standby fees on the Upsized RCF remain unchanged from the RCF. The Upsized RCF matures on March 4, 2029.

Under the Credit Facilities, the Company is required to maintain certain leverage and interest coverage ratios and minimum liquidity amounts. As at December 31, 2025, the Company was in compliance with all of the covenants related to the Credit Facilities.

A continuity of the amount outstanding under the Credit Facilities is as follows:

In $000s	$
Balance — December 31, 2023	19,712

Accrued Interest	1,039
Interest paid	(1,323)
Accretion of discount	180
Repayment	(19,000)
Balance — December 31, 2024	608

Drawdown	181,000
Repayment	(11,000)
Accrued interest	5,070
Interest paid	(5,075)
Accretion of discount	48
Fees reclassified to deferred financing costs	349
Balance — December 31, 2025	171,000

Less: Current portion, December 31, 2025	(30,000)
Non-current portion, December 31, 2025	141,000

The Company capitalized $1.5 million of deferred financing costs during the year ended December 31, 2025, which relates to $1.2 million of commitment and other fees and $0.3 million of prior period unamortized costs which were reclassified. Amortization of the deferred financing costs for the year ended December 31, 2025 were $0.3 million ($nil for the comparable periods in 2024).

8.	Convertible Debt

On October 31, 2023, Versamet entered into a $16.0 million (the C$22.2 million) convertible loan with Beedie Capital Investments Ltd (“Beedie Capital”) (the “Beedie Convertible Loan”). The Beedie Convertible Loan was denominated in Canadian dollars, had a term of 5 years and was scheduled to mature on October 31, 2028. Interest on the Beedie Convertible Loan consisted of an 8% base interest rate and a 1.5% paid-in-kind (“PIK”) rate, with the PIK rate reducing to 1.0% upon the public listing of the Company. The Company had the option to pay 25-50% of the base interest rate in common shares of the Company, subject to certain conditions. Amounts outstanding under the Beedie Convertible Loan could be converted into common shares of the Company, at the option of Beedie Capital, at a price of C$4.20 per common share. The Company had the option to prepay the Beedie Convertible Loan, subject to certain fees.

On April 30, 2025, the Company exercised its prepayment option and repaid and canceled the Beedie Convertible Loan. On repayment, Beedie Capital elected not to convert amounts outstanding into common shares of the Company. Consequently, the Company repaid the full amount of the loan and accrued interest outstanding in cash which resulted in a derecognition of both the Beedie Convertible Loan and the Convertible debt derivative liability related to the conversion option. The derecognition of the Convertible debt derivative liability of $3.2 million resulted in an equivalent gain in the Statement of Income (Loss) and Comprehensive Income (Loss). As a result of the revised repayment date, the Company recognized an increase in the carrying amount of the Beedie Convertible Loan of $3.3 million due to the accelerated recording of the accretion expense with a corresponding increase in finance expense. The Company also incurred $2.4 million of non-recurring prepayment fees which were recognized in finance and interest expense during the year ended December 31, 2025.

A continuity of the Beedie Convertible Loan and the Beedie Derivative Liability is as follows:

In $000s	$
Balance — December 31, 2023	12,568

Accrued Interest	1,301
Interest paid	(1,301)
Accrued PIK interest	246
Accretion of discount	564
Foreign exchange gain	(1,044)
Balance — December 31, 2024	12,334

Accrued Interest	417
Interest paid	(417)
Accrued PIK interest	79
Accretion of discount	204
Foreign exchange loss	518
Accelerated accretion of discount due to revised repayment date	3,255
Repayment	(16,390)
Balance — December 31, 2025	—

Amount allocated to Derivative Liability	$
Balance — December 31, 2023	3,685

Change in FVTPL	(400)
Balance — December 31, 2024	3,285

Change in FVTPL	(112)
Derecognition on repayment	(3,173)
Balance — December 31, 2025	—

During the year ended December 31, 2025, the Company settled $0.2 million of interest owed to Beedie through issuance of 55,615 common shares (2024: 176,370 common shares were issued to settle interest owed of $0.5 million).

9.	Share Capital and Reserves

Authorized, Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

On September 12, 2025, the Company consolidated its issued and outstanding common shares on the basis of five (5) pre-consolidation common shares for each one (1) post-consolidation common share (the “Share Consolidation”). As a result of the Share Consolidation, the 466,836,693 pre-consolidation common shares were consolidated to 93,367,340 post-consolidation common shares. The number of common shares issuable, issue prices and exercise price, where applicable, under the Company’s stock option, restricted share unit and performance restricted share unit plans were proportionately adjusted based on the ratio of the Share Consolidation. All share and per share information in these financial statements has been adjusted to reflect the Share Consolidation.

On August 13, 2024, B2Gold subscribed for 2,556,562 Common Shares at C$4.00 per Common Share for total gross cash proceeds of $7.5 million in conjunction with the acquisition of the B2Gold Portfolio (note 5).

Share-based compensation

During the years ended December 31, 2025 and 2024, the breakdown of the Company’s share based compensation was as follows:

	Year ended	Year ended
	Dec. 31, 2025	Dec. 31, 2024
In $000s	$	$
Stock options	811	698
Restricted Share Units	942	1,700
Performance Restricted Share Units	(79)	167
Total share-based compensation expense	1,674	2,565

STOCK OPTIONS

The Company has an omnibus equity incentive plan (the “Equity Plan”) which allows the Company to grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry term is ten years from the grant date. All options are equity settled. The Equity Plan provides for the issuance of up to 10% of the Company’s issued Common shares as at the date of the grant.

A continuity schedule for stock options is as follows:

Stock Options	Number
Outstanding — December 31, 2023	1,906,000

Granted	418,786
Outstanding — December 31, 2024	2,324,786

Granted	1,253,817
Exercised	(36,000)
Forfeited	(244,571)
Outstanding — December 31, 2025	3,298,032

The weighted average common share price at the time the stock options were exercised during the year ended December 31, 2025, was C$11.98. No stock options were exercised during the year ended December 31, 2024.

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the grant date fair value of the stock options granted:

	Year ended	Year ended
	Dec. 31, 2025	Dec. 31, 2024
Expected stock price volatility	41.4%	40.0%
Risk-free interest rate	3.1%	3.3%
Expected life of the options	5 years	5 years
Expected dividend yield	0.0%	0.0%
Forfeiture rate	5.0%	5.0%
Grant date fair value per option	$1.09	$0.99

As at December 31, 2025, the Company had the following stock options outstanding:

				Weighted average life
Number outstanding	Exercisable	Exercise Price per Share	Expiry Date	remaining (years)
1,220,000	1,220,000	$3.50	September 1, 2027	1.67
200,000	200,000	$3.50	November 28, 2026	0.91
150,000	100,000	$3.50	February 27, 2028	2.16
150,000	100,000	$3.50	March 20, 2028	2.22
150,000	100,000	$3.50	April 3, 2028	2.26
29,375	29,375	$3.50	November 28, 2026	0.91
330,661	110,220	$3.50	January 15, 2029	3.04
608,996	Nil	$4.00	January 15, 2030	4.04
259,000	Nil	$4.00	May 9, 2030	4.36
200,000	Nil	$4.00	May 12, 2030	4.36
3,298,032	1,859,595	$3.66	—	2.64

RESTRICTED SHARE UNITS (“RSU”)

The Company has a Restricted Share Unit (“RSU”) incentive plan whereby the Company may grant RSUs to eligible employees, officers, directors and consultants with an expiry date and vesting conditions to be determined by the Board of Directors.

A continuity schedule for RSUs is as follows:

Restricted Share Units	Number
Outstanding — December 31, 2022 & 2023	400,000

Granted	658,826
Outstanding — December 31, 2024	1,058,826

Granted	651,563
Settled	(566,750)
Forfeited	(144,875)
Outstanding — December 31, 2025	998,764

The holders of the RSUs have the right to defer receipt of the common shares underlying the RSUs upon vesting. As at December 31, 2025, there were 464,771 RSUs which are exercisable and settlement has been deferred at the election of the holder.

The grant date fair value of the RSUs is determined using the market value of the underlying common shares at the date of the grant and is adjusted based on the number of RSUs expected to ultimately vest. The weighted average grant date fair value of the RSUs granted during the year ended December 31, 2025 was $2.70 per RSU.

PERFORMANCE RESTRICTED SHARE UNITS (“PRSU”)

The Company has a Performance Restricted Share Unit (“PRSU”) incentive plan whereby the Company may grant PRSUs to eligible employees, officers, directors and consultants with an expiry date and vesting conditions to be determined by the Board of Directors.

A continuity schedule for PRSUs is as follows:

Performance Restricted Share Units	Number
Outstanding — December 31, 2023 & 2024	400,000

Granted	400,000
Forfeited	(400,000)
Outstanding — December 31, 2025	400,000

On February 28, 2025, 400,000 PRSUs were forfeited upon the resignation of the CEO resulting in the reversal of $0.4 million of previously expensed share-based compensation.

On April 30, 2025, the Company granted 400,000 equity-settled PRSUs to the CEO which vest upon the achievement of the following two milestones: (a) the first anniversary of the date of grant, and (b) a 40-day volume weighted average share price for the Company of greater than or equal to C$7.00 at any time prior to April 1, 2028.

The following assumptions were used in a Monte Carlo simulation to estimate the grant date fair value of the PRSUs:

Year ended
Dec. 31, 2025
Expected stock price volatility	43.9%
Risk-free interest rate[1]	Various
Expected life of the options	3 years
Expected dividend yield	0.0%
Forfeiture rate	0.0%
Grant date fair value per PRSU	$1.49
1.	The Risk-free rate was based on the Canadian Overnight Index Swap curve as at the grant date.

Earnings per share

Basic and diluted earnings (loss) per share is calculated based on the following:

	Year ended	Year ended
In $000s	Dec. 31, 2025	Dec. 31, 2024
(except for shares and per share amounts)	$	$
Net income (loss)	20,332	(2,448)
Basic weighted average number of shares	92,771,182	76,201,998
Basic earnings (loss) per share	0.22	(0.03)

Effect of dilutive securities
Stock options	1,415,687	—
RSUs	1,047,466	—
PRSUs	271,769	—
Diluted weighted average number of common shares	95,506,104	76,201,998
Diluted earnings (loss) per share	0.21	(0.03)

The following table lists the number of potentially dilutive securities which were excluded from the computation of diluted earnings per share because the exercise prices plus any unamortized share-based compensation per share, if relevant, exceeded the average market value of the common shares during the year ending December 31, 2025 of C$6.98, or the Company was in a net loss position.

	Year ended	Year ended
Number	Dec. 31, 2025	Dec. 31, 2024
Stock options	—	174,487
RSUs	—	1,031,752
Beedie Convertible Loan	—	5,320,228

10.Administrative Expenses by Nature

	Year ended	Year ended
	Dec. 31, 2025	Dec. 31, 2024
In $000s	$	$
Business development expenses	146	49
Corporate administration	742	392
Professional fees	911	503
Salaries and benefits	4,167	2,017
Administrative expenses before share-based compensation	5,966	2,961
Share-based compensation	1,674	2,565
Total administrative expenses	7,640	5,526

11.Taxation

The breakdown of the income tax expense during the following years is as follows:

	Year ended	Year ended
	Dec. 31, 2025	Dec. 31, 2024
In $000s	$	$
Current income tax expense	560	509
Deferred income tax expense	8,710	1,065
Total income tax expense	9,270	1,574

The current tax expense was incurred as a withholding tax payable on the royalty revenue earned from certain foreign royalties.

Reconciliation of Effective Tax Rate

The income tax amounts disclosed below are based on the tax positions of the Company for the periods presented. The Company is subject to Canadian federal and provincial tax for the estimated assessable profit for the years ended December 31, 2025 and 2024 at a rate of 27%. The Company had no assessable profit in Canada for all periods disclosed.

The tax expense at statutory rates for the Company can be reconciled to the reported income for the years as follows:

	Year ended	Year ended
In $000s	Dec. 31, 2025	Dec. 31, 2024
(except for tax rate)	$	$
Net income (loss) before income tax expense	29,602	(874)
Statutory income tax rate	27%	27%
Expected income tax expense (recovery) at the statutory rate	7,993	(236)

Withholding taxes on royalty revenue	408	372
Non-deductible expenses	621	1,693
Recognition of temporary differences	269	(104)
Change in unrecognized tax assets	(21)	(151)
Total income tax expense	9,270	1,574

Deferred Income Taxes

The following table summarizes the composition of the Company’s deferred tax liabilities:

	Year ended	Year ended
	Dec. 31, 2025	Dec. 31, 2024
In $000s	$	$
Greenstone gold interest	(13,977)	(5,101)
Royalty, stream and other interests	(4,961)	(1,291)
Financing costs and other	2,401	764
Non-capital losses	6,365	4,166
Total recognized net deferred tax liabilities	(10,172)	(1,462)

As at December 31, 2025, the Company has deductible Canadian non-capital tax losses of $23.6 million that expire between 2042 to 2045.

The significant components of the Company’s unrecognized deferred tax assets are as follows:

	Year ended	Year ended
	Dec. 31, 2025	Dec. 31, 2024
In $000s	$	$
Investments and other	13	58
Capital losses	323	257
Non-capital losses	38	38
Total unrecognized deferred income tax assets	374	353

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Tax attributes are subject to revision and potential adjustment by tax authorities.

12.Related Party Transactions

Related parties are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly. Related parties of the Company include the members of the Board of Directors, officers of the Company, close family members of these individuals, and any companies controlled by these individuals.

Sandstorm

Sandstorm was a related party of the Company as a result of it having significant influence through its share ownership in the Company and the ability to nominate for election a representative to the board of directors of the Company.

The Company had a convertible note outstanding with Sandstorm which was fully converted during the year ended December 31, 2024, leaving a remaining balance of nil at December 31, 2025.

On October 20, 2025, Sandstorm was acquired by Royal Gold Inc. (“Royal Gold”) and Royal Gold became a related party through its acquired share ownership in the Company. Royal Gold subsequently sold its shares in Versamet to Tether Investments, S.A. de C.V. (“Tether”) and Nemesia S.à.r.l (“Nemesia”), a company controlled by trusts of the Lundin family, and Royal Gold ceased to be a related party.

The Company entered a License agreement with Sandstorm for C$20,000 per month for rent and other shared office costs for total costs of C$0.2 million for the period between January 1, 2025 and October 20, 2025, when Royal Gold ceased to be a related party.

Equinox

Effective June 28, 2022, Equinox was considered to be a related party of the Company as a result of its share ownership in Versamet. Effective June 5, 2024, Equinox’s share ownership percentage was reduced, and it was determined that it no longer had significant influence over the Company and accordingly effective June 5, 2024 is no longer considered to be a related party of Versamet.

The Company entered into the Greenstone gold interest with Equinox during the year ended December 31, 2023 (note 4).

B2Gold

Effective June 5, 2024, B2Gold was considered to be a related party of the Company as a result of Versamet being an associate of this entity (as a result of their share ownership in the Company) and the ability of B2Gold to nominate a representative to the board of directors of the Company.

Compensation of Key Management Personnel

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. Versamet considers its Board of Directors, as well as the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to be key management personnel. Compensation for key management personnel of the Company was as follows:

	Year ended	Year ended
	Dec. 31, 2025	Dec. 31, 2024
In $000s	$	$
Salaries and benefits	2,005	850
Share-based compensation	810	1,134
Total	2,815	1,984

13.Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below. The Company’s operating segments are considered to be its individual royalties, streams and the Greenstone gold interest and the segment measure of profit or loss is Income (loss) before taxes. The Company’s head office and general corporate administration (including finance expenses and derivative fair value changes) are included within ‘Corporate’ to reconcile the reportable segments to the financial statements.

For the year ended December 31, 2025:

					Change in	Income	Cash flow
					fair value of	(loss)	from
		Royalty	Cost of		Greenstone	before	operating
	Sales[3]	revenue[3]	sales [2]	Depletion	gold interest	taxes	activities[4]
Segment, Location (In $000s)	$	$	$	$	$	$	$
Blackwater, Canada	—	1,209	—	(321)	—	888	1,209
Cuiú Cuiú, Brazil	—	250	—	—	—	250	250
Greenstone, Canada	14,425	—	(14,475)	—	32,922	32,872	11,530
Kiaka, Burkina Faso	—	8,101	—	(1,592)	—	6,509	8,101
Kolpa, Peru	3,860	—	(388)	(2,227)	—	1,245	3,473
Mercedes, Mexico	—	2,090	—	(910)	—	1,180	2,090
Rosh Pinah, Namibia	2,416	—	(243)	(651)	—	1,522	2,172
Santa Rita, Brazil	—	2,410	—	(476)	—	1,934	2,410
Total segments	20,701	14,060	(15,106)	(6,177)	32,922	46,400	31,235

Operating expenses [1]	—	—	—	—	—	(7,640)	(5,966)
Foreign exchange loss	—	—	—	—	—	(548)	(25)
Finance and interest expense net of interest income	—	—	—	—	—	(11,895)	—
Change in fair value of derivative liability	—	—	—	—	—	3,285	—
Income tax paid	—	—	—	—	—	—	(559)
Movement in working capital	—	—	—	—	—	—	(7,740)
Total Corporate	—	—	—	—	—	(16,798)	(14,290)
Segments & Corporate total	20,701	14,060	(15,106)	(6,177)	32,922	29,602	16,945
1.	Includes all operating expenses from the Statement of Income (Loss) and Comprehensive Income (Loss) with the exception of impairment charges and the change in value of the Greenstone gold interest (and excludes share-based compensation and impairment charges from cash flow from operating activities).
2.	Cost of sales include cost of sales for the Greenstone gold interest consisting of a $2.9 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $11.6 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the year.
3.	Royalty revenue from the Blackwater, Kiaka, Mercedes and Santa Rita royalties are each considered to be from a single customer. The gold, silver and copper received from the Greenstone gold interest, Rosh Pinah stream and Kolpa stream were each sold to one customer.
4.	Segment cash flows from operating activities are based on current year royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

For the year ended December 31, 2024:

					Change in fair		Income	Cash flow
					value of		(loss)	from
		Royalty	Cost of		Greenstone		before	operating
	Sales[3]	revenue[3]	sales [2]	Depletion	gold interest	Impairment	taxes	activities[4]
Segment, Location (In $000s)	$	$	$	$	$	$	$	$
Greenstone, Canada	9,988	—	(9,989)	—	14,060	—	14,059	7,990
Mercedes, Mexico	—	2,037	—	(843)	—	(8,350)	(7,156)	2,036
Total segments	9,988	2,037	(9,989)	(843)	14,060	(8,350)	6,903	10,026

Operating expenses [1]	—	—	—	—	—	—	(5,526)	(2,961)
Foreign exchange loss	—	—	—	—	—	—	780	(16)
Finance and interest expense net of interest income	—	—	—	—	—	—	(3,431)	—
Change in fair value of derivative liability	—	—	—	—	—	—	400	—
Income tax paid	—	—	—	—	—	—	—	(509)
Movement in working capital	—	—	—	—	—	—	—	857
Total Corporate	—	—	—	—	—	—	(7,777)	(2,629)
Segments & Corporate total	9,988	2,037	(9,989)	(843)	14,060	(8,350)	(874)	7,397
1.	Includes all operating expenses from the Statement of Income (Loss) and Comprehensive Income (Loss) with the exception of the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).
2.	Cost of sales include cost of sales for the Greenstone gold interest consisting of a $2.0 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $8.0 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the year.

3.	Royalty revenue from the Mercedes royalty is considered to be from one customer. The gold received from the Greenstone gold interest was sold to one customer.
4.	Segment cash flows from operating activities are based on current year royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Total Non-Current Assets by Segment

	December 31, 2025	Dec. 31, 2024
In $000s	$	$
Prepaid gold interest
Greenstone gold interest	72,844	54,658

Royalty, Stream & Other Assets
Rosh Pinah, Namibia	84,752	—
Kiaka, Burkina Faso	57,138	58,730
Santa Rita, Brazil	38,488	—
Kolpa, Peru	32,863	—
El Pilar, Mexico	17,490	17,490
Vittangi, Sweden	15,000	15,000
Hackett River, Nunavut	14,716	14,716
Toega, Burkina Faso	11,205	11,205
Mocoa, Colombia	10,000	10,000
Prairie Creek, Canada	7,514	7,514
Blackwater, Canada	7,217	7,538
Mercedes, Mexico	5,321	6,231
Mason, Nevada	4,876	4,876
Converse, Nevada	4,391	4,391
Pilar, Brazil	3,350	3,350
Cuiú Cuiú, Brazil	2,070	2,070
Primavera, Nicaragua	1,391	1,391
Other	904	904
Total Royalty, stream & other interests	318,686	165,406
Total	391,530	220,064

Total Non-Current Assets by Geographic Region

	December 31, 2025	Dec. 31, 2024
In $000s	$	$
North America	134,369	117,414
Africa	153,095	69,935
Central and South America	88,162	16,811
Europe	15,000	15,000
Other	904	904
Total	391,530	220,064

14.Supplemental Cash Flow Information

	Year ended	Year ended
	Dec. 31, 2025	Dec. 31, 2024
In $000s	$	$
Changes in non-cash working capital:
Trade and other receivables and prepaid assets	(9,324)	76
Trade and other payables	1,584	781
Net (decrease) increase in cash	(7,740)	857

Significant non-cash transactions:
Equity issued for royalty portfolio acquisition	—	81,860
Settlement of convertible note in shares	—	7,629
Settlement of interest payments in shares (note 8)	155	487

15.Financial Instruments

As at December 31, 2025 and 2024, the Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, the Greenstone gold interest, trade and other payables and the Credit Facilities. The Company classifies cash and cash equivalents and trade and other receivables as financial assets held at amortized cost; the Company holds its investments at FVTOCI. The Company classifies trade and other payables and the Credit Facilities as other financial liabilities held at amortized cost. The Greenstone gold interest is carried at FVTPL.

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are below:

Level 1 — fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 — fair values based on inputs for the asset or liability that are not based on observable market data.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025 and 2024:

As at December 31, 2025:

		Quoted prices in active	Significant other	Significant
		markets for identical	observable inputs	unobservable inputs
	Total	assets (Level 1)	(Level 2)	(Level 3)
In $000s	$	$	$	$
Investments	1,011	1,011	—	—
Greenstone gold interest	83,628	—	—	83,628
Total	84,639	1,011	—	83,628

As at December 31, 2024:

		Quoted prices in active	Significant other	Significant
		markets for identical	observable inputs	unobservable inputs
	Total	assets (Level 1)	(Level 2)	(Level 3)
In $000s	$	$	$	$
Investments	730	730	—	—
Greenstone gold interest	62,286	—	—	62,286
Beedie Convertible Loan	12,334	—	12,334	—
Beedie Derivative Liability	3,285	—	—	3,285
Total	78,635	730	12,334	65,571

The fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade and other receivables, and trade and other payables, approximate their carrying values at December 31, 2025 and 2024, due to their short-term nature. The fair value of the Company’s Credit Facilities, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the years ended December 31, 2025 and 2024.

The risk exposure arising from these financial instruments is summarized as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying value of its cash and cash equivalents and trade and other receivables. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Versamet’s royalty, stream and other assets portfolio. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and holds its cash with a highly rated Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to have in place a planning and budgeting process to ensure that it will have sufficient liquidity to meet liabilities when due in the normal course of operations. In assessing liquidity risk, the Company takes into account its cash and expected income from royalties, stream and the Greenstone gold interest.

The following table shows the Company’s contractual obligations as they fall due as at December 31, 2025 and total at December 31, 2024:

				Total	Total
	Within 1 year	1–5 years	Over 5 years	Dec. 31, 2025	Dec. 31, 2024
In $000s	$	$	$	$	$
Trade and other payables	2,878	—	—	2,878	1,233
Credit facilities [1]	41,711	153,089	—	194,800	1,153
Beedie Convertible Loan [1]	—	—	—	—	21,784
Total	44,589	153,089	—	197,678	24,170
1.	The estimated interest amounts related to the Credit facilities and the Beedie Convertible Loan are included in the table above.

Market risk

Market risk is the risk that changes in market prices, such as commodity price risk, foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings or financial instruments.

Commodity price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Commodity prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control.

Financial instruments that impact net income and total comprehensive income of the Company due to currency fluctuations include cash and cash equivalents, investments, and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar monetary assets and monetary liabilities as at December 31, 2025, a 10% increase or decrease in the Canadian dollar relative to the United States dollar would have an approximate impact of $0.1 million on net income and $0.1 million on total comprehensive income as at December 31, 2025.

The Company is exposed to commodity price movements as a result of the Greenstone gold interest (note 4). The Company holds the Greenstone gold interest at FVTPL. The fair value is calculated using a series of inputs into a discounted cash flow including the gold price. A 10% increase or decrease in the gold price used in the valuation as at December 31, 2025 would increase or decrease net income and total comprehensive income by $7.6 million.

16.Capital Management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support its’ activities, continue as a going concern and maximize its return to stakeholders. The Company considers capital to be all accounts in equity and all borrowings of the Company. The Company is subject to certain covenants under the Credit Facilities (note 7); at December 31, 2025 the Company was in compliance with all covenants. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of management to maintain an appropriate liquidity profile to allow management to execute on its strategic plan. Additional funds may be required to finance the Company’s operations in the future.

17.Subsequent events

On January 2, 2026, the Company granted 185,200 RSUs to officers, employees, and consultants which vest in 3 equal tranches on the first, second and third anniversaries of the date of the grant. On January 2, 2026, the Company granted 50,000 RSUs to directors which vested on February 2, 2026.

On February 9, 2026, the Company completed a bought deal public offering (the “Offering”), pursuant to which the Company sold 10,300,000 common shares, at a price of C$13.75 per common share for gross proceeds of C$141.6 million. The Company paid the underwriters a cash fee of 5% of the aggregate gross proceeds of the Offering. Concurrently, the Company completed a non-brokered private placement with Tether Investments S.A. de C.V. (“Tether Investments”), to which the Company sold 1,575,712 common shares at a price of C$13.75 for proceeds of C$21.7 million, pursuant to the exercise of Tether Investment’s participation rights in the Offering.

The Company repaid $126.0 million on amounts drawn on the Company’s Credit Facilities (note 7) from proceeds from the Offering and private placement and cash on hand.

On March 4, 2026, the Company amended its credit facility agreement to upsize the RCF to $200.0 million with a $25.0 million accordion feature and retire the TL, which was fully repaid. The interest rates and standby fees on the Upsized RCF remain unchanged from those under the Credit Facilities agreement (note 7). The Upsized RCF matures on March 4, 2029.

On March 5, 2026, the Company’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VMET”.